Exhibit 99.1

Barclays PLC and Barclays Bank PLC

This document includes portions from the previously published Results Announcement of Barclays PLC and Barclays Bank PLC relating to the six month period ended 30 June 2012, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC – 2012 Interim Results

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2012 Interim Results

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analyses compare the six months to 30 June 2012 to the corresponding six months of 2011 and balance sheet comparisons relate to the corresponding position at 31 December 2011. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the BBA Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2011, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit, gains on debt buy-backs, impairment and gain on disposal of the strategic investment in BlackRock, Inc., the provision for Payment Protection Insurance (PPI) redress, the provision for interest rate hedging products redress, goodwill impairment and gains/losses on acquisitions and disposals of subsidiaries, associates, joint ventures. A reconciliation of IFRS and Adjusted profit /(loss) before tax is presented on page 5 for the Group and on pages 27 to 29 for each business;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit, gains on debt buy-backs, impairment and gain on disposal of the strategic investment in BlackRock, Inc., the provision for PPI redress, the provision for interest rate hedging products redress, goodwill impairment and gains/losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments. A reconciliation for the Group is provided on page 5;

– Adjusted profit after tax and non-controlling interests represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit after tax and non-controlling interests. A reconciliation for the Group is provided on page 5;

–Adjusted income and total income net of insurance claims on an adjusted basis represent total income net of insurance claims excluding the impact of own credit, gains on debt buy-backs and a gain/loss on disposal of the strategic investment in BlackRock, Inc. A reconciliation is provided on page 5 for the Group and on pages 27 to 29 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs, goodwill impairment and gain on disposal of the strategic investment in BlackRock, Inc. A reconciliation is provided on page 5 for the Group and on pages 27 to 29 for each business;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for the sale of interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 5 or the Group and on pages 27 to 29 for each business;

– Adjusted operating expenses (excluding UK bank levy) represents operating expenses excluding the provision for PPI redress, provision for the sale of interest rate hedging product redress, goodwill impairment and UK bank levy. A reconciliation is provided on page 5 for the Group and on pages 27 to 29 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain/loss on disposal of strategic investment in BlackRock,Inc., a provision for PPI redress, provision for the sale of interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 5 for the Group and on pages 27 to 29 for each business;

Barclays PLC – 2012 Interim Results

– Adjusted basic earnings per share represents adjusted profit after tax and non-controlling interests (set out on page 5) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 5 for the Group) divided by average equity. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity;

– Adjusted return on average tangible shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 5) divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity;

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 5 for the Group), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders equity, is presented on page 35.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.

Barclays PLC – 2012 Interim Results

Performance Highlights

Barclays Unaudited Results	Adjusted[1]			Statutory
	30.06.12	30.06.11		30.06.12	30.06.11
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	15,475	15,299	1	12,757	15,330	(17)
Credit impairment charges and other provisions	(1,832)	(1,828)	-	(1,832)	(1,828)	-
Net operating income	13,643	13,471	1	10,925	13,502	(19)
Operating expenses	(9,491)	(9,782)	(3)	(10,241)	(10,829)	(5)
Other net income/(expense)[2]	75	36		75	(29)
Profit before tax	4,227	3,725	13	759	2,644	(71)
Profit after tax	3,069	2,822	9	480	1,983	(76)

Performance Measures
Return on average shareholders’ equity	9.9%	9.3%		0.3%	5.9%
Return on average tangible shareholders’ equity	11.5%	11.3%		0.3%	7.1%
Return on average risk weighted assets	1.6%	1.4%		0.2%	1.0%
Cost: income ratio	61%	64%		80%	71%
Loan loss rate	71bps	74bps		71bps	74bps

Basic earnings per share	21.8p	19.6p		0.6p	12.5p
Dividend per share	2.0p	2.0p		2.0p	2.0p

Capital and Balance Sheet				30.06.12	31.12.11
Core Tier 1 ratio				10.9%	11.0%
Risk weighted assets				£390bn	£391bn	-
Adjusted gross leverage				20x	20x
Group liquidity pool				£170bn	£152bn	12
Net asset value per share				443p	456p	(3)
Net tangible asset value per share				379p	391p	(3)
Loan: deposit ratio				111%	118%

	Adjusted[3]			Statutory
Profit/(Loss) Before Tax by Business	30.06.12	30.06.11		30.06.12	30.06.11
	£m	£m	% Change	£m	£m	% Change
UK	746	704	6	446	304	47
Europe	(92)	(161)	(43)	(92)	(161)	(43)
Africa	274	342	(20)	274	342	(20)
Barclaycard	753	571	32	753	(76)
Retail and Business Banking	1,681	1,456	15	1,381	409	238
Investment Bank	2,268	2,310	(2)	2,268	2,310	(2)
Corporate Banking	346	54		(104)	(10)
Corporate and Investment Banking	2,614	2,364	11	2,164	2,300	(6)
Wealth and Investment Management	121	88	38	121	88	38
Head Office and Other Operations	(189)	(183)	3	(2,907)	(153)
Total profit before tax	4,227	3,725	13	759	2,644	(71)

1

Adjusted performance measures, income by geography and profit before tax exclude the impact of £2,945m (2011: gain of £89m) own credit loss, £227m (2011: loss of £58m) gain on disposal of strategic investment in BlackRock, Inc. Adjusted performance measures and profit before tax also exclude £300m (2011: £1,000m) provision for PPI redress, £450m (2011: £nil) provision for interest rate hedging products redress, £nil (2011: loss of £65m) gains on acquisitions and disposals and £nil (2011: £47m) goodwill impairment.

2

Other net income/(expense) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

3	A reconciliation of IFRS and adjusted profit before tax by business is provided in the quarterly results summary on pages 27 to 29.

Barclays PLC – 2012 Interim Results	1

Performance Highlights

Income Statement

—

Statutory profit before tax was £759m (2011: £2,644m), including an own credit charge of £2,945m (2011: gain of £89m). Adjusted profit before tax increased 13% to £4,227m. Adjusted results provide a more consistent basis for comparing business performance between periods

—

Adjusted return on average shareholders’ equity increased to 9.9% (2011: 9.3%) with improvements in five of seven businesses and Investment Bank achieved nearly 15%, an encouraging performance in difficult market conditions. Return on average shareholders’ equity decreased to 0.3% (2011: 5.9%)

—

Adjusted income increased 1% to £15,475m, despite continued low interest rates and continuing difficult macroeconomic conditions. Statutory income decreased 17% to £12,757m driven by the increased own credit charge

—

Customer net interest income from RBB, Corporate Banking and Wealth and Investment Management increased 2% to £4.9bn. The net interest margin declined 8bps to 189bps, driven by a 7bps decrease in non-customer margin reflecting reduced contributions from structural hedges. Average customer assets for these businesses increased 1% to £317.9bn and average customer liabilities increased 4% to £277.4bn

—	Total income in Investment Bank increased 4% to £6,496m driven by improved performances in Rates and Commodities, partially offset by declines in market volumes and lower corporate deal activity

—

Credit impairment charges were flat at £1,832m, reflecting improvements across many businesses, offset principally by increased levels at the Investment Bank where there was a net release of £111m in 2011

–

Loans and advances balances were up 5% and the annualised loan loss rate reduced to 71bps (Full Year 2011: 77bps; Half Year 2011: 74bps). While delinquency trends improved in cards portfolios and UK unsecured lending during 2012, home loans in Europe experienced some deterioration as a result of the adverse credit conditions. South Africa home loans impairment increased reflecting focus on reducing the recoveries portfolio during the first six months of 2012 which led to higher write offs. Credit metrics in the wholesale portfolios have remained generally stable, however, the Investment Bank experienced higher charges primarily relating to ABS CDO Super Senior positions and higher losses on single name exposures

–	The credit risk loans (CRL) coverage ratio increased slightly as CRL balances and impairment allowances fell 8% and 6%, respectively

—

Operating expenses, excluding the £300m (2011: £1,000m) provision for PPI and £450m (2011: nil) provision for interest rate hedging products redress, were down 3% to £9,491m. Statutory operating expenses, including provisions for PPI redress and interest rate hedging product redress, were down £588m to £10,241m

–

Performance costs reduced by 14% to £1,422m despite a deferred bonus charge of £655m (2011: £458m). Investment Bank performance costs reduced 19% to £1,028m, compared to a 2% decrease in profit before tax and the compensation: income ratio reduced to 39% (2011: 45%)

–

Non-performance costs decreased by 1% to £8,069m after absorbing regulatory penalties of £290m in the Investment Bank and Head Office and Other Operations relating to the industry-wide investigation into the setting of interbank offered rates. Overall increases in regulatory and legal costs, continued business investment and the impact of acquisitions in 2011, were more than offset by reductions in other non-performance costs, in line with the Group’s cost saving initiatives

—

The adjusted cost: income ratio decreased to 61% (2011: 64%). Cost: income ratio on a statutory basis increased to 80% (2011: 71%) driven by the increased own credit charge. At the Investment Bank the cost: net operating income ratio was flat at 64%

—

The effective tax rate on statutory profit before tax was 36.8% (H1 11: 25.0%), principally due to profits taxed in countries with high local tax rates and non-deductible expenses. The increase in the tax rate compared to H1 11 reflects the recognition in 2011 of previously unrecognised deferred tax assets in the US branch of Barclays Bank PLC. The effective tax rate on adjusted profit before tax was 27.4% (H1 11: 24.2%)

Barclays PLC – 2012 Interim Results	2

Performance Highlights

Balance Sheet

—

Total assets increased to £1,631bn (2011: £1,564bn), reflecting increases across a number of asset categories, notably a £19bn increase in cash and balances at central banks, a £23bn increase in loans and advances to customers (primarily in relation to settlement balances) and a £21bn increase in reverse repurchase agreements. These were partially offset by a £21bn reduction in derivative financial instrument assets

—	Total customer accounts increased 12% to £409bn primarily in relation to settlement balances

—	The Group’s loan to deposit ratio continued to improve to 111% (2011: 118%)

—

Total shareholders’ equity (including non-controlling interests) at 30 June 2012 was £63.7bn (2011: £65.2bn). Excluding non-controlling interests, shareholders’ equity decreased £1.4bn to £54.2bn, principally reflecting negative reserve movements, notably the £1.0bn net purchase of treasury shares for deferred compensation awards, £0.5bn of dividends paid and £0.5bn currency reserve movements, partially offset by profit after tax

—	Net asset value per share decreased 3% to 443p and the net tangible asset value per share decreased 3% to 379p

—

Adjusted gross leverage remained stable at 20x and moved within a month end range of 20x to 23x. Excluding the liquidity pool, adjusted gross leverage remained flat at 17x. The ratio of total assets to shareholders equity was 26x (31 December 2011: 24x) and 23x (31 December 2011:22x) excluding the liquidity pool

Capital Management

—

As at 30 June 2012, the Group’s Core Tier 1 ratio was 10.9% (31 December 2011: 11.0%) after absorbing a 26bps impact from pensions, principally reflecting the additional pension contributions made in April 2012 and deducting future contributions expected over the next 5 years

—

The Group continued to generate Core Tier 1 capital from retained earnings (excluding own credit, which is added back for regulatory capital purposes). Retained earnings of £2.3bn were more than offset by other movements in Core Tier 1 capital including pension movements, share purchases, dividends and currency reserve movements

—	Risk weighted assets remained stable at £390bn (2011: £391bn), principally reflecting increases in operational and market risk, offset by reductions in counterparty risk and credit risk

—

In May 2012, the investment in BlackRock, Inc. was sold for net proceeds of £3.5bn, recognising a gain on sale of £227m. This holding would have resulted in a negative Core Tier 1 capital impact under Basel 3

Funding and Liquidity

The liquidity pool as at 30 June 2012 was £170bn (31 December 2011: £152bn) which is towards the top of the month-end range for the period of £152bn to £173bn (Full Year 2011: £140bn to £167bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements, which are treated as part of our regular business funding. It is intended to offset stress outflows and comprises the following cash and unencumbered assets.

	Cash and Deposits with Central Banks[1] £bn	Government Bonds[2] £bn	Other Available Liquidity £bn	Total[3] £bn
As at 30.06.12	124	32	14	170
As at 31.12.11	105	36	11	152

—

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remainder covered by funding secured against customer loans and advances. As at 30 June 2012, the loan to deposit ratio for these businesses was 106% (31 December 2011: 111%) and the loan to deposit and secured funding ratio was 94% (31 December 2011: 101%)

1	Of which over 95% (31 December 2011: over 95%) is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 70% (31 December 2011: over 80%) are comprised of UK, US, Japanese, French, German, Danish and Dutch securities.
3	£149bn (31 December 2011: £140bn) of which is FSA eligible.

Barclays PLC – 2012 Interim Results	3

Performance Highlights

—

The Investment Bank’s activities are primarily funded through wholesale markets. As at 30 June 2012 total wholesale funding outstanding (excluding repurchase agreements) was £263bn (31 December 2011: £265bn). £118bn of wholesale funding matures in less than one year (31 December 2011: £130bn)

—

Barclays continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During H1 12, the Group raised £19.9bn of term funding, including £10.2bn of senior unsecured and £9.7bn of secured term funding

—	The Group has £11bn of term funding maturing in the remainder of 2012 (31 December 2011: £27bn), and a further £18bn maturing in 2013

—	The Group’s liquidity pool and wholesale funds continue to be well diversified across major currencies

Exposures to Selected Eurozone Countries

—	During H1 12, sovereign exposures to Spain, Italy, Portugal, Ireland, Greece and Cyprus reduced by 22% to £5.6bn

–

Spanish and Portuguese sovereign exposures reduced 13% to £2.2bn and 27% to £0.6bn respectively due to the disposal of available for sale government bonds held for the purpose of interest rate hedging and liquidity, that have been replaced by interest rate swaps with alternative counterparties

–	Italian sovereign exposures decreased 27% to £2.6bn principally due to a redemption in government bonds held for trading

—

Retail loans and advances in Spain, Italy and Portugal decreased 5% to £39.6bn, while lending to corporates decreased 13% to £10.0bn reflecting continued prudent risk management of portfolios. CRL coverage ratios in the retail and wholesale portfolios for Spain, Italy and Portugal have remained broadly stable

—

During 2012, mitigating actions have been taken to reduce the local net funding mismatch including the drawdown of €8.2bn in the European Central Bank’s three year LTRO in Spain and Portugal and additional deposit taking in Spain. As a result, the Group reduced the aggregate net local balance sheet funding mismatch from £12.1bn to £2.5bn in Spain and from £6.9bn to £3.7bn in Portugal during the six months to 30 June 2012

Other Matters

—

In June 2012, Barclays reached settlement with the FSA and US authorities regarding investigations into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates. Barclays agreed to pay total penalties of £290m

—

Following an increase in PPI claim volumes, the PPI provision was increased by £300m in the first quarter of 2012, bringing the cumulative charge to £1,300m. Claims volumes remain unpredictable, although have recently been trending downwards. As at 30 June 2012, £894m of the total £1,300m provision had been utilised

—

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks (including Barclays) in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises. A provision of £450m has been recognised based on initial estimates relating to the appropriate implementation of the agreement, although the ultimate cost of this exercise is uncertain

Dividends

—	It is our policy to declare and pay dividends on a quarterly basis. We will pay a second interim cash dividend for 2012 of 1p per share on 7 September 2012

Barclays PLC – 2012 Interim Results	4

Barclays Results by Quarter

Barclays Results by Quarter	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Adjusted basis
Total income net of insurance claims	7,337	8,138	6,212	7,001	7,549	7,750
Credit impairment charges and other provisions	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Net operating income	6,283	7,360	5,261	5,978	6,642	6,829
Operating expenses (excluding UK bank levy)	(4,542)	(4,949)	(4,414)	(4,659)	(4,940)	(4,842)
UK bank levy	-	-	(325)	-	-	-
Other net income	41	34	6	18	19	17
Adjusted profit before tax	1,782	2,445	528	1,337	1,721	2,004

Adjusting items
Own credit [1]	(325)	(2,620)	(263)	2,882	440	(351)
Gains on debt buy-backs[1]	-	-	1,130	-	-	-
Impairment and gain/(loss) on disposal of BlackRock investment[2]	227	-	-	(1,800)	(58)	-
Provision for PPI redress[3]	-	(300)	-	-	(1,000)	-
Provision for interest rate hedging products redress[3]	(450)	-	-	-	-	-
Goodwill impairment[4]	-	-	(550)	-	(47)	-
(Losses)/gains on acquisitions and disposals [5]	-	-	(32)	3	(67)	2
Statutory profit/(loss) before tax	1,234	(475)	813	2,422	989	1,655
Tax	(417)	138	(211)	(1,056)	(247)	(414)
Profit after Tax	817	(337)	602	1,366	742	1,241
Post tax impact of adjusting items	384	2,205	(204)	(321)	582	257
Adjusted profit after tax	1,201	1,868	398	1,045	1,324	1,498

Profit after tax and non-controlling interests	620	(550)	356	1,153	486	1,012
Impact of adjusting items	384	2,205	(204)	(321)	582	257
Adjusted profit after tax and non-controlling interests	1,004	1,655	152	832	1,068	1,269

Statutory basis
Total income net of insurance claims	7,239	5,518	7,079	9,883	7,931	7,399
Credit impairment charges and other provisions	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Impairment of investment in BlackRock,Inc.	-	-	-	(1,800)	-	-
Net operating income	6,185	4,740	6,128	7,060	7,024	6,478
Operating expenses	(4,992)	(5,249)	(5,289)	(4,659)	(5,987)	(4,842)
Other net income	41	34	(26)	21	(48)	19

Adjusted basic earnings per share	8.2p	13.6p	1.2p	6.9p	8.9p	10.7p
Adjusted cost: income ratio	62%	61%	76%	67%	65%	62%
Basic earnings per share	5.1p	(4.5p)	2.9p	9.7p	4.0p	8.5p
Cost: income ratio	69%	95%	75%	47%	75%	65%

1.	Adjusting item recorded in Total income net of insurance claims.
2.	Q2 2011 includes a £227m gain on disposal of strategic investment in BlackRock,Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock,Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The impairment of our stake in the BlackRock,Inc. investment in Q3 2011 is reported as part of Net operating income.
3.	Q2 12 includes £450m relating to the sale of interest rate hedging products redress, Q1 12 and Q2 11includes £300m and £1,000m respectively relating to provision for PPI redress all recorded in Operating expenses.
4.	Adjusting item recorded in Operating expenses.
5.	Adjusting item recorded in Other net income.

Barclays PLC – 2012 Interim Results	5

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations	Notes[1]	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Net interest income	2	6,112	6,012	6,189
Net fee and commission income		4,249	4,203	4,419
Net trading income		1,584	3,764	3,896
Net investment income		371	1,711	652
Net premiums from insurance contracts		516	507	569
Net gain/(loss) on disposal of investment in BlackRock, Inc.		227	-	(58)
Gains on debt buy-backs and extinguishments		-	1,130	-
Other income/(expense)		61	(21)	60
Total income		13,120	17,306	15,727
Net claims and benefits incurred on insurance contracts		(363)	(344)	(397)
Total income net of insurance claims		12,757	16,962	15,330
Credit impairment charges and other provisions		(1,832)	(1,974)	(1,828)
Impairment of investment in BlackRock, Inc.		-	(1,800)	-
Net operating income		10,925	13,188	13,502

Staff costs	3	(5,469)	(5,297)	(6,110)
Administration and general expenses	4	(3,474)	(3,232)	(3,124)
Depreciation of property, plant and equipment		(337)	(322)	(351)
Amortisation of intangible assets		(211)	(222)	(197)
Operating expenses excluding goodwill impairment, UK bank levy and provisions for PPI and interest rate hedging products redress		(9,491)	(9,073)	(9,782)
Goodwill impairment		-	(550)	(47)
Provision for PPI redress		(300)	-	(1,000)
Provision for interest rate hedging products redress		(450)	-	-
UK bank levy		-	(325)	-
Operating expenses		(10,241)	(9,948)	(10,829)

Profit/(loss) on disposals of undertakings and share of results of associates and joint ventures		75	(5)	(29)
Profit before tax		759	3,235	2,644
Tax	6	(279)	(1,267)	(661)
Profit after tax		480	1,968	1,983

Attributable to:
Equity holders of the parent		70	1,509	1,498
Non-controlling interests	7	410	459	485
Profit after tax		480	1,968	1,983

Earnings per Share from Continuing Operations
Basic earnings per ordinary share	8	0.6p	12.6p	12.5p
Diluted earnings per ordinary share	8	0.6p	12.1p	11.9p

1	For notes to the Financial Statements see pages 68 to 85.

Barclays PLC – 2012 Interim Results	6

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

Continuing Operations	Notes[1]	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Profit after tax		480	1,968	1,983

Other Comprehensive Income that may be recycled to profit or loss:
Currency translation differences	17	(614)	(817)	(790)
Available for sale financial assets	17	(199)	1,059	315
Cash flow hedges	17	242	1,351	(88)
Other		48	(97)	23
Other comprehensive income for the period		(523)	1,496	(540)

Total comprehensive income for the period		(43)	3,464	1,443

Attributable to:
Equity holders of the parent		(410)	3,402	1,174
Non-controlling interests		367	62	269
Total comprehensive income for the period		(43)	3,464	1,443

1     For notes, see pages 68 to 85.

Barclays PLC – 2012 Interim Results	7

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet (Unaudited)

Assets	Notes[1]	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
Cash and balances at central banks		126,062	106,894	86,916
Items in the course of collection from other banks		2,598	1,812	1,317
Trading portfolio assets		166,300	152,183	181,799
Financial assets designated at fair value		45,928	36,949	39,122
Derivative financial instruments	10	517,685	538,964	379,854
Loans and advances to banks		48,777	47,446	58,751
Loans and advances to customers		454,728	431,934	441,983
Reverse repurchase agreements and other similar secured lending		174,392	153,665	196,867
Available for sale financial investments		68,922	68,491	81,837
Current and deferred tax assets	6	3,244	3,384	3,007
Prepayments, accrued income and other assets		5,892	4,563	6,030
Investments in associates and joint ventures		489	427	576
Goodwill and intangible assets	12	7,861	7,846	8,541
Property, plant and equipment		5,909	7,166	6,196
Retirement benefit assets	15	2,478	1,803	126
Total assets		1,631,265	1,563,527	1,492,922

Liabilities
Deposits from banks		94,467	91,116	84,188
Items in the course of collection due to other banks		1,671	969	1,324
Customer accounts		408,550	366,032	373,374
Repurchase agreements and other similar secured borrowing		245,833	207,292	247,635
Trading portfolio liabilities		51,747	45,887	77,208
Financial liabilities designated at fair value		94,855	87,997	92,473
Derivative financial instruments	10	507,351	527,910	366,536
Debt securities in issue		124,968	129,736	144,871
Accruals, deferred income and other liabilities		12,326	12,580	12,952
Current and deferred tax liabilities	6	1,377	2,092	1,100
Subordinated liabilities	13	22,089	24,870	26,786
Provisions	14	1,851	1,529	2,074
Retirement benefit liabilities	15	490	321	412
Total liabilities		1,567,575	1,498,331	1,430,933

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		54,205	55,589	51,572
Non-controlling interests	7	9,485	9,607	10,417
Total shareholders’ equity		63,690	65,196	61,989

Total liabilities and shareholders’ equity		1,631,265	1,563,527	1,492,922

1	For notes, see pages 68 to 85.

Barclays PLC – 2012 Interim Results	8

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.12	Called up Share Capital and Share Premium[1] £m	Other Reserves[1] £m	Retained Earnings £m	Total £m	Non- controlling Interests[2] £m	Total Equity £m
Balance at 1 January 2012	12,380	3,837	39,372	55,589	9,607	65,196
Profit after tax	-	-	70	70	410	480
Currency translation movements	-	(543)	-	(543)	(71)	(614)
Available for sale investments	-	(218)	-	(218)	19	(199)
Cash flow hedges	-	234	-	234	8	242
Other	-	-	47	47	1	48
Total comprehensive income for the period	-	(527)	117	(410)	367	(43)
Issue of shares under employee share schemes	82	-	369	451	-	451
Increase in treasury shares	-	(955)	-	(955)	-	(955)
Vesting of shares under employee share schemes	-	912	(912)	-	-	-
Dividends paid	-	-	(488)	(488)	(364)	(852)
Other reserve movements	-	-	18	18	(125)	(107)
Balance at 30 June 2012	12,462	3,267	38,476	54,205	9,485	63,690

Half Year Ended 31.12.11
Balance at 1 July 2011	12,361	1,291	37,920	51,572	10,417	61,989
Profit after tax	-	-	1,509	1,509	459	1,968
Currency translation movements	-	(401)	-	(401)	(416)	(817)
Available for sale investments	-	1,057	-	1,057	2	1,059
Cash flow hedges	-	1,338	-	1,338	13	1,351
Other	-	-	(101)	(101)	4	(97)
Total comprehensive income for the period	-	1,994	1,408	3,402	62	3,464
Issue of shares under employee share schemes	19	-	477	496	-	496
Decrease in treasury shares	-	388	-	388	-	388
Vesting of shares under employee share schemes	-	76	(76)	-	-	-
Dividends paid	-	-	(241)	(241)	(364)	(605)
Redemption of Reserve Capital Instruments	-	-	-	-	(528)	(528)
Other reserve movements	-	88	(116)	(28)	20	(8)
Balance at 31 December 2011	12,380	3,837	39,372	55,589	9,607	65,196

Half Year Ended 30.06.11
Balance at 1 January 2011	12,339	1,754	36,765	50,858	11,404	62,262
Profit after tax	-	-	1,498	1,498	485	1,983
Currency translation movements	-	(608)	-	(608)	(182)	(790)
Available for sale investments	-	323	-	323	(8)	315
Cash flow hedges	-	(48)	-	(48)	(40)	(88)
Other	-	-	9	9	14	23
Total comprehensive income for the period	-	(333)	1,507	1,174	269	1,443
Issue of shares under employee share schemes	22	-	361	383	-	383
Increase in treasury shares	-	(553)	-	(553)	-	(553)
Vesting of shares under employee share schemes	-	423	(423)	-	-	-
Dividends paid	-	-	(419)	(419)	(363)	(782)
Redemption of Reserve Capital Instruments	-	-	-	-	(887)	(887)
Other reserve movements	-	-	129	129	(6)	123
Balance at 30 June 2011	12,361	1,291	37,920	51,572	10,417	61,989

1	Details of Share Capital and Other Reserves are shown on page 76.
2	Details of Non-controlling interests are shown on page 71. Included within other reserve movement of £125m, £91m relates to the disposal of the Iveco Finance business.

Barclays PLC – 2012 Interim Results	9

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement (Unaudited)

Continuing Operations	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Profit before tax	759	3,235	2,644
Adjustment for non-cash items	6,998	5,089	3,104
Changes in operating assets and liabilities	24,150	(10,362)	27,055
Corporate income tax paid	(889)	(796)	(890)
Net cash from operating activities	31,018	(2,834)	31,913
Net cash from investing activities	(2,232)	13,553	(15,465)
Net cash from financing activities	(3,861)	(3,112)	(2,849)
Effect of exchange rates on cash and cash equivalents	(2,424)	(1,350)	(1,583)
Net increase in cash and cash equivalents	22,501	6,257	12,016
Cash and cash equivalents at beginning of the period	149,673	143,416	131,400
Cash and cash equivalents at end of the period	172,174	149,673	143,416

Barclays PLC – 2012 Interim Results	10

Results by Business

UK Retail and Business Banking

Income Statement Information	Half Year Ended 30.06.12 £m		Half Year Ended 31.12.11 £m		Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		1,612		1,788		1,625	(1)
Net fee and commission income		568		566		591	(4)
Net investment income		-		17		-
Net premiums from insurance contracts		39		43		49	(20)
Other income/(expense)		3		1		(2)
Total income		2,222		2,415		2,263	(2)
Net claims and benefits incurred under insurance contracts		(17)		(13)		(9)
Total income net of insurance claims		2,205		2,402		2,254	(2)
Credit impairment charges and other provisions		(122)		(261)		(275)	(56)
Net operating income		2,083		2,141		1,979	5

Operating expenses (excluding provision for PPI redress)		(1,337)		(1,427)		(1,275)	5
Provision for PPI redress		(300)		-		(400)	(25)
Operating expenses		(1,637)		(1,427)		(1,675)	(2)

Other net income		-		2		-
Profit before tax		446		716		304	47

Adjusted profit before tax[1]		746		716		704	6

Balance Sheet Information
Loans and advances to customers at amortised cost		£123.4bn		£121.2bn		£117.9bn
Customer deposits		£113.9bn		£111.8bn		£108.3bn
Total assets		£130.8bn		£127.8bn		£123.7bn
Risk weighted assets		£36.0bn		£34.0bn		£34.2bn

	Adjusted[1]			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Cost: income ratio	61%	59%	57%	74%	59%	74%
Loan loss rate (bps)	19	42	46	19	42	46

Key Facts		30.06.12		31.12.11		30.06.11
90 day arrears rates - UK personal loans		1.4%		1.7%		2.1%
90 day arrears rates - home loans		0.3%		0.3%		0.3%
Number of UK current accounts		12.0m		11.9m		11.7m
Number of UK savings accounts		15.6m		15.1m		15.0m
Number of UK mortgage accounts		932,000		930,000		925,000
Number of Barclays Business customers		790,000		785,000		779,000
Average LTV of mortgage portfolio		44%		44%		43%
Average LTV of new mortgage lending		55%		54%		53%
Number of branches		1,614		1,625		1,634
Number of ATMs		3,984		3,629		3,361
Number of employees (full time equivalent)		34,100		34,100		34,200

1	Adjusted profit before tax and adjusted performance measures exclude the impact of the provision for PPI redress of £300m (H2 11 £nil; H1 11: £400m).

Barclays PLC – 2012 Interim Results	11

Results by Business

UK Retail and Business Banking

Income Statement – H1 12 compared to H1 11

—	Adjusted profit before tax improved 6% to £746m. Profit before tax improved 47% to £446m after £300m (2011: £400m) provision for PPI redress

–	Solid new mortgage lending and deposit inflows as reflected in balance sheet growth

–	Continued reduction in impairment in personal unsecured lending

—	Income declined 2% to £2,205m driven by lower net fees and commissions

—	Net interest income declined 1% to £1,612m with net interest margin down 7bps to 139bps including reduced contributions from structural hedges

–	Customer asset margin decreased 17bps to 108bps reflecting higher funding rates

–	Average customer assets increased 5% to £122.3bn driven by 6% growth in average mortgage balances

–	Customer liability margin increased 14bps to 97bps reflecting an increase in funding rates and therefore the value generated from customer liabilities

–	Average customer liabilities increased 3% to £110.5bn due to savings deposit growth

—	Net fee and commission income down 4% to £568m following closure of the branch-based element of the financial planning business in Q1 2011 and lower overdraft fees

—	Credit impairment charges decreased 56% to £122m with annualised loan loss rate of 19bps (2011: 46bps)

–	Personal unsecured lending impairment improved 62% to £61m with 90 day arrears rates on UK personal loans improving 70bps to 1.4%

—	Operating expenses decreased 2% to £1,637m. Excluding the provision for PPI redress of £300m (2011: £400m), operating expenses increased 5% including higher PPI related operating costs

Income Statement – Q2 12 compared to Q1 12

—

Adjusted profit before tax improved 23% to £412m, reflecting a 5% increase in income and a 39% reduction in impairment charges due to a non-recurring provision release. Profit before tax improved £378m to £412m, reflecting the PPI redress provision of £300m recognised in Q1 12

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Total loans and advances to customers increased 2% to £123.4bn driven by growth in mortgage balances

–

Mortgage balances of £110.0bn at 30 June 2012 (31 December 2011: £107.8bn). Gross new mortgage lending of £7.8bn (30 June 2011: £7.6bn) and mortgage redemptions of £5.6bn (30 June 2011: £4.9bn), resulted in net new mortgage lending of £2.2bn (30 June 2011: £2.7bn)

–

Average Loan to Value (LTV) ratio on the mortgage portfolio (including buy to let) on a current valuation basis was 44% (31 December 2011: 44%). Average LTV of new mortgage lending was 55% (31 December 2011: 54%)

—	Total customer deposits increased 2% to £113.9bn primarily driven by growth in savings from ISAs and bonds

—	Risk weighted assets increased 6% to £36.0bn as a result of methodology changes and an increase in mortgage balances

Barclays PLC – 2012 Interim Results	12

Results by Business

Europe Retail and Business Banking

Income Statement Information	Half Year Ended 30.06.12 £m		Half Year Ended 31.12.11 £m		Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		309		428		358	(14)
Net fee and commission income		152		210		219	(31)
Net trading income		4		4		5
Net investment income		27		58		33	(18)
Net premiums from insurance contracts		220		209		254	(13)
Other income/(expense)		11		(56)		7
Total income		723		853		876	(17)
Net claims and benefits incurred under insurance contracts		(237)		(231)		(272)	(13)
Total income net of insurance claims		486		622		604	(20)
Credit impairment charges and other provisions		(157)		(145)		(116)	35
Net operating income		329		477		488	(33)

Operating expenses (excluding goodwill impairment)		(428)		(554)		(657)	(35)
Goodwill impairment		-		(427)		-
Operating expenses		(428)		(981)		(657)	(35)

Other net income		7		4		8	(13)
Loss before tax		(92)		(500)		(161)	(43)

Adjusted loss before tax[1]		(92)		(73)		(161)	(43)

Balance Sheet Information
Loans and advances to customers at amortised cost		£41.2bn		£43.6bn		£46.0bn
Customer deposits		£18.4bn		£16.4bn		£19.1bn
Total assets		£48.1bn		£51.3bn		£56.7bn
Risk weighted assets		£16.6bn		£17.4bn		£17.9bn

	Adjusted[1]			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Cost: income ratio	88%	89%	109%	88%	158%	109%
Loan loss rate (bps)	75	56	50	75	56	50

Key Facts		30.06.12		31.12.11		30.06.11
30 day arrears rates - cards		6.2%		5.9%		6.7%
90 day arrears rate - home Loans		0.8%		0.7%		0.6%
Number of customers		2.6m		2.7m		2.7m

Number of branches		951		978		1,120
Number of sales centres		228		250		247
Number of distribution points		1,179		1,228		1,367

Number of employees (full time equivalent)		8,000		8,500		9,300

1	Adjusted profit before tax and adjusted performance measures excludes the impact of goodwill impairment £nil (H2 11: £427m; H1 11: £nil).

Barclays PLC – 2012 Interim Results	13

Results by Business

Europe Retail and Business Banking

Income Statement – H1 12 compared to H1 11

—	Loss before tax improved to £92m (2011: £161m) reflecting on-going strategic actions to reposition the business

–	Lower costs following restructuring charges in 2011 and subsequent cost savings

–	Reduction in funding mismatch driven by the active management of retail assets, particularly in Spain

—	Income declined 20% to £486m reflecting the challenging economic environment across Europe

—	Net interest income declined 14% to £309m reflecting lower asset and liability balances, partially offset by higher liability margins

–	Customer asset margin decreased 14bps to 80bps with net interest margin down to 108bps (2011: 118bps), driven by higher funding rates

–	Average customer assets decreased 3% to £42.0bn driven by active management to reduce funding mismatch

–	Customer liability margin increased 6bps to 47bps mainly due to re-pricing initiatives

–	Average customer liabilities decreased 14% to £15.5bn reflecting competitive pressures

—	Net fee and commission income declined 31% to £152m, reflecting lower income from Italy mortgage sales and lower sales of investment products

—	Net premiums from insurance contracts declined 13% to £220m, with a corresponding 13% decline in net claims and benefits to £237m

—	Credit impairment charges increased 35% to £157m reflecting deterioration in credit performance in Spain and Portugal as economic conditions continued to worsen

–	Loan loss rate increased to 75bps (2011: 50bps)

–	90 day arrears rate for home loans deteriorated to 80bps (30 June 2011: 60bps)

—	Operating expenses decreased 35% to £428m, reflecting restructuring charges of £129m in 2011 and subsequent cost savings

Income Statement – Q2 12 compared to Q1 12

—	Loss before tax of £49m (Q1 12: £43m) reflecting worsening delinquency trends on Spanish and Italian mortgages

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Loans and advances to customers decreased 6% to £41.2bn reflecting currency movements and strategy to reduce the net funding mismatch. This change has driven a 6% reduction in total assets to £48.1bn

—	Customer deposits increased 12% to £18.4bn, reflecting active management to improve liquidity and reduce the funding mismatch

—	Risk weighted assets decreased 5% to £16.6bn reflecting reduced loans and advances to customers

Barclays PLC – 2012 Interim Results	14

Results by Business

Africa Retail and Business Banking

Income Statement Information	Half Year Ended 30.06.12 £m		Half Year Ended 31.12.11 £m		Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		897		1,021		957	(6)
Net fee and commission income		561		584		612	(8)
Net trading income		43		27		43	-
Net investment income		8		26		30
Net premiums from insurance contracts		214		216		216	(1)
Other income		10		29		25
Total income		1,733		1,903		1,883	(8)
Net claims and benefits incurred under insurance contracts		(108)		(102)		(113)	(4)
Total income net of insurance claims		1,625		1,801		1,770	(8)
Credit impairment charges and other provisions		(321)		(196)		(270)	19
Net operating income		1,304		1,605		1,500	(13)

Operating expenses		(1,033)		(1,118)		(1,161)	(11)

Other net income		3		3		3
Profit before tax		274		490		342	(20)

Adjusted profit before tax[1]		274		488		342	(20)

Balance Sheet Information
Loans and advances to customers at amortised cost		£34.1bn		£34.4bn		£39.9bn
Customer deposits		£22.3bn		£22.6bn		£24.2bn
Total assets		£47.4bn		£48.2bn		£55.1bn
Risk weighted assets		£27.9bn		£30.3bn		£32.7bn

	Adjusted[1]			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Cost: income ratio	64%	62%	66%	64%	62%	66%
Loan loss rate (bps)	182	107	130	182	107	130

Key Facts		30.06.12		31.12.11		30.06.11
90 day arrears rate – South African home loans		2.8%		3.2%		3.5%
Number of customers		14.8m		14.5m		14.5m
Number of ATMs		10,365		10,068		9,816

Number of branches		1,342		1,354		1,317
Number of sales centres		106		139		189
Number of distribution points		1,448		1,493		1,506

Number of employees (full time equivalent)		42,700		43,800		45,500

1	Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (H2 11: £2m; H1 11: £nil).

Barclays PLC – 2012 Interim Results	15

Results by Business

Africa Retail and Business Banking

Income Statement – H1 12 compared to H1 11

—	Profit before tax declined 20% to £274m

–	Higher credit impairment in the South African home loans portfolio

–	Adverse currency movements due to depreciation of major African currencies against Sterling

—	Income declined 8% to £1,625m driven by currency movements, partially offset by modest pricing increases and volume growth

—	Net interest income declined 6% to £897m with the net interest margin up 16bps to 318bps primarily due to a change in composition to higher margin business

–	Customer asset margin increased 15bps to 310bps reflecting a change in composition towards higher margin business and lower funding rates

–	Average customer assets decreased 14% to £34.4bn, driven by currency movements and a modest decrease in the mortgage book

–	Customer liability margin increased 8bps to 266bps driven by improving margins across a number of African countries partially offset by a decline in South Africa

–

Average customer liabilities decreased 7% to £22.3bn, driven by currency movements partially offset by 10% underlying growth in deposits in South Africa where Absa remains a leader in customer deposits

—	Net fee and commission income declined 8% to £561m driven by currency movements, partially offset by modest pricing increases and volume growth

—	Credit impairment charges increased 19% to £321m reflecting higher impairment charges in the South African home loans portfolio due to higher write-offs

—	Operating expenses decreased 11% to £1,033m primarily driven by currency movements and tight cost control

Income Statement – Q2 12 compared to Q1 12

—	Profit before tax of £97m (Q1 12: £177m) driven by higher impairments in South Africa retail mortgages and currency movements

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Loans and advances to customers decreased 1% to £34.1bn and total assets decreased 2% to £47.4bn mainly due to currency movements

—	Customer deposits decreased 1% to £22.3bn due to currency movements partially offset by growth in deposits in South Africa

—	Risk weighted assets decreased 8% to £27.9bn primarily driven by changes in exposure risk weightings and currency movements

Barclays PLC – 2012 Interim Results	16

Results by Business

Barclaycard

Income Statement Information	Half Year Ended 30.06.12 £m		Half Year Ended 31.12.11 £m		Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		1,394		1,490		1,370	2
Net fee and commission income		604		600		571	6
Net trading loss		(4)		(4)		(3)
Net investment income		-		10		-
Net premiums from insurance contracts		22		21		21
Other income		11		5		15
Total income		2,027		2,122		1,974	3
Net claims and benefits incurred under insurance contracts		(1)		1		(2)
Total income net of insurance claims		2,026		2,123		1,972	3
Credit impairment charges and other provisions		(460)		(611)		(648)	(29)
Net operating income		1,566		1,512		1,324	18

Operating expenses (excluding provision for PPI redress and goodwill impairment)		(830)		(888)		(771)	8
Provision for PPI redress		-		-		(600)
Goodwill impairment		-		-		(47)
Operating expenses		(830)		(888)		(1,418)	(41)

Other net income		17		13		18	(6)
Profit/(loss) before tax		753		637		(76)

Adjusted profit before tax[1]		753		637		571	32

Balance Sheet Information
Loans and advances to customers at amortised cost		£30.6bn		£30.1bn		£28.3bn
Customer deposits		£2.0bn		£0.6bn		£0.6bn
Total assets		£34.6bn		£33.8bn		£32.5bn
Risk weighted assets		£33.1bn		£34.2bn		£34.0bn

	Adjusted[1]			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Loan loss rate (bps)	285	376	420	285	376	420
Cost: income ratio	41%	42%	39%	41%	42%	72%

Key Facts		30.06.12		31.12.11		30.06.11
30 day arrears rates - UK cards		2.7%		2.7%		3.0%
30 day arrears rates - US cards		2.5%		3.1%		3.2%
30 day arrears rates - South Africa cards		5.1%		4.9%		5.4%
Total number of Barclaycard customers		23.0m		22.6m		22.2m
Total average customer assets		£31.8bn		£31.1bn		£29.4bn
Number of retailer relationships		89,000		87,000		90,000
Number of employees (full time equivalent)		10,600		10,400		10,400

1

Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £nil (H2 11: £nil; H1 11: £600m) and goodwill impairment of £nil (H2 11: £nil; H1 11: £47m).

Barclays PLC – 2012 Interim Results	17

Results by Business

Barclaycard

Income Statement – H1 12 compared to H1 11

—

Adjusted profit before tax improved 32% to £753m. Profit before tax increased by £829m to £753m reflecting £600m provision for PPI redress and £47m goodwill impairment in FirstPlus secured lending portfolio, both charged in H1 11

–	International profit increased driven by significant improvement in the US

–	UK consumer card profit increased due to balance growth and 2011 portfolio acquisitions

–	Solid profit growth within the Business Payments portfolio due to higher volumes

—	Income improved 3% to £2,026m reflecting continued growth across the business and contributions from 2011 portfolio acquisitions, partially offset by higher funding rates

–	UK income increased by 2% to £1,281m including contribution from 2011 portfolio acquisitions offset by higher funding rates

–	International income improved 3% to £745m reflecting higher US outstanding balances partially offset by increased funding rates

—	Net interest income increased by 2% to £1,394m driven by volume growth, partially offset by lower net interest margin of 881bps (2011: 939bps) including an adverse impact from structural hedges

–	Average customer assets increased 8% to £31.8bn due to 2011 portfolio acquisitions and business growth, partially offset by the continued run-off of FirstPlus

–	Customer asset margin was down 5bps to 953bps due to higher funding rates

—	Net fee and commission income improved 6% to £604m due to increased business volumes

—	Credit impairment charges decreased 29% to £460m

–	Loan loss rate reduced to 285bps (2011: 420bps) principally driven by lower charges in the cards portfolios, reflecting improved underlying delinquency performance

–	30 day arrears rates for consumer cards in UK down 30bps to 2.7%, in the US down 70bps to 2.5% and in South Africa down 30bps to 5.1%

—

Operating expenses decreased 41% to £830m. Excluding the provision for PPI redress and FirstPlus goodwill impairment, operating expenses increased 8% reflecting 2011 portfolio acquisitions, investment spend and PPI related operating costs

Income Statement – Q2 12 compared to Q1 12

—	Profit before tax improved 16% to £404m driven by higher income reflecting seasonal trends and business growth

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Total assets increased 2% to £34.6bn in line with loans and advances to customers, primarily within the US

—	Customer deposits increased by £1.4bn due to business funding initiatives in the US and Germany

—	Risk weighted assets decreased 3% to £33.1bn, driven by impairment trends and a change in risk weightings more than offsetting volume growth

Barclays PLC – 2012 Interim Results	18

Results by Business

Investment Bank

Income Statement Information	Half Year Ended 30.06.12 £m		Half Year Ended 31.12.11 £m		Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		426		666		511	(17)
Net fee and commission income		1,527		1,483		1,543	(1)
Net trading income		4,269		1,544		3,720	15
Net investment income		270		382		491	(45)
Other income/(expense)		4		(3)		(2)
Total income		6,496		4,072		6,263	4
Credit impairment charges and other provisions		(323)		(204)		111
Net operating income		6,173		3,868		6,374	(3)

Operating expenses		(3,933)		(3,216)		(4,073)	(3)

Other net income		28		3		9
Profit before tax		2,268		655		2,310	(2)

Adjusted profit before tax		2,268		655		2,310	(2)

Balance Sheet Information and Key Facts
Loans and advances to banks and customers at amortised cost		£185.9bn		£158.6bn		£180.7bn
Customer deposits		£114.5bn		£83.1bn		£92.0bn
Total assets		£1,225.4bn		£1,158.4bn		£1,076.0bn
Assets contributing to adjusted gross leverage		£650.4bn		£604.0bn		£653.6bn
Risk weighted assets		£190.6bn		£186.7bn		£190.0bn
Average DVaR (95%)		£42m		£65m		£48m
Number of employees (full time equivalent)[1]		23,300		23,600		23,600

	Adjusted			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Cost: income ratio	61%	79%	65%	61%	79%	65%
Cost: net operating income ratio	64%	83%	64%	64%	83%	64%
Compensation: income ratio	39%	49%	45%	39%	49%	45%
Average income per employee (000s) [1]	£276	£170	£259	£276	£170	£259
Loan loss rate (bps)	35	22	(6)	35	22	(6)

1	H2 11 and H1 11 comparatives have been revised to reflect the transfer of 400 and 500 respectively of dedicated shared service employees to Wealth and Investment Management.

Barclays PLC – 2012 Interim Results	19

Results by Business

Investment Bank

Income Statement – H1 12 compared to H1 11

—	Profit before tax decreased 2% to £2,268m driven by 4% income growth and 3% improvement in operating expenses more than offset by higher credit impairment charges

Analysis of Total Income	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m	YoY % Change
Fixed Income, Currency and Commodities	4,364	2,409	3,916	11
Equities and Prime Services	973	643	1,108	(12)
Investment Banking	1,010	895	1,132	(11)
Principal Investments	149	125	107	39
Total income	6,496	4,072	6,263	4

—	Total income increased 4% to £6,496m

–	Fixed Income, Currency and Commodities (FICC) income increased 11% to £4,364m, reflecting improved performances in Rates and Commodities partly offset by lower contributions from Securitised Products

–	Equities and Prime Services income decreased 12% to £973m, with reduced performance in cash equities and equity derivatives driven by declines in market volumes

–	Investment Banking income decreased 11% to £1,010m. Equity and debt underwriting were impacted by lower deal activity partly offset by growth in financial advisory

–

Total income for the second quarter of £3,032m increased 5% on the second quarter of 2011. FICC income increased 15%, Equities and Prime Services income was down 25%, and Investment Banking income was down 4%

—

Credit impairment charge of £323m (2011: release of £111m) reflecting charges primarily relating to ABS CDO Super Senior positions and higher losses on single name exposures. There was a non-recurring release of £223m in the prior year

—

Operating expenses reduced 3% to £3,933m, due to a 19% decrease in total performance costs. This was partially offset by a £193m charge relating to the Investment Banking allocation of the £290m penalty arising from the industry wide investigation into the setting of interbank offered rates. The remaining £97m has been charged to the Head Office and Other Operations

—	Cost to net operating income ratio of 64% (2011: 64%) within target range of 60% to 65%. Compensation to income ratio improved to 39% (2011: 45%)

Income Statement – Q2 12 compared to Q1 12

—

Profit before tax decreased to £1,002m (Q1 12: £1,266m) driven by a decline in income and higher credit impairment charges, partially offset by a 17% improvement in operating expenses primarily due to performance costs

—	Income of £3,032m decreased 12% on the first quarter of 2012 with an improved seasonal trend compared to 2011

Balance Sheet – 30 June 2012 compared to 31 December 2011

—

Assets contributing to adjusted gross leverage increased 8% to £650bn reflecting increases in cash and central bank deposits and reverse repurchase agreements. Total assets increased 6% to £1,225bn reflecting the above, and an increase in settlement balances partially offset by a decrease in the fair value of gross derivative assets

—	Credit market exposures reduced £2.5bn to £12.7bn, primarily driven by sales of commercial real estate loans and properties

—

Risk weighted assets increased 2% to £191bn driven by increases in operational risk and market risk, mainly due to methodology changes, partially offset by a reduction in counterparty risk and foreign currency movements

Barclays PLC – 2012 Interim Results	20

Results by Business

Corporate Banking

Income Statement Information	Half Year Ended 30.06.12 £m			Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		957		1,141		1,014	(6)
Net fee and commission income		489		497		508	(4)
Net trading income/(expense)		70		(128)		29	141
Net investment income		9		21		8
Other income		2		9		9
Total income		1,527		1,540		1,568	(3)
Credit impairment charges and other provisions		(425)		(535)		(612)	(31)
Net operating income		1,102		1,005		956	15

Operating expenses (excluding goodwill impairment and provision for interest rate hedging products redress)		(754)		(858)		(901)	(16)
Goodwill impairment		-		(123)		-
Provision for interest rate hedging products redress		(450)		-		-
Operating expenses		(1,204)		(981)		(901)	34

Other net expense		(2)		(6)		(65)
(Loss)/profit before tax		(104)		18		(10)

Adjusted profit before tax[1]		346		150		54

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£64.0bn		£66.9bn		£66.2bn
Loans and advances to customers at fair value		£17.3bn		£17.2bn		£14.4bn
Customer deposits		£88.5bn		£85.2bn		£84.5bn
Total assets		£87.8bn		£91.2bn		£87.1bn
Risk weighted assets		£69.3bn		£72.8bn		£72.0bn
Number of employees (full time equivalent)		10,600		11,200		13,200

	Adjusted[1]			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Loan loss rate (bps)	123	145	173	123	145	173
Cost: income ratio	49%	56%	57%	79%	64%	57%

1

Adjusted profit before tax and adjusted performance measures exclude the impact of goodwill impairment of £nil (H2 11: £123m, H1 11: £nil), provision for interest rate hedging products redress of £450m (H2 11: £nil, H1 11: £nil) and loss on disposal of £nil (H2 11: £9m, H1 11: £64m).

Barclays PLC – 2012 Interim Results	21

Results by Business

Corporate Banking

Half Year Ended 30 June 2012 Income Statement Information	UK £m	Europe £m	RoW £m	Total £m
Income	1,150	173	204	1,527
Credit impairment charges and other provisions	(146)	(277)	(2)	(425)
Operating expenses (excluding provision for interest rate hedging products redress)	(515)	(76)	(163)	(754)
Provision for interest rate hedging products redress	(450)	-	-	(450)
Other net expense	(2)	-	-	(2)
Profit/(loss) before tax	37	(180)	39	(104)

Adjusted profit/(loss) before tax	487	(180)	39	346

Balance Sheet Information
Loans and advances to customers at amortised cost	£51.1bn	£7.5bn	£5.4bn	£64.0bn
Loans and advances to customers at fair value	£17.2bn	-	£0.1bn	£17.3bn
Customer deposits	£72.6bn	£5.6bn	£10.3bn	£88.5bn
Risk weighted assets	£49.9bn	£11.5bn	£7.9bn	£69.3bn

Half Year Ended 31 December 2011
Income Statement Information
Income	1,064	240	236	1,540
Credit impairment charges and other provisions	(192)	(288)	(55)	(535)
Operating expenses (excluding goodwill impairment)	(541)	(117)	(200)	(858)
Goodwill impairment	-	(123)	-	(123)
Other net income/(expense)	3	-	(9)	(6)
Profit/(loss) before tax	334	(288)	(28)	18

Adjusted profit/(loss) before tax	334	(165)	(19)	150

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.6bn	£11.2bn	£5.1bn	£66.9bn
Loans and advances to customers at fair value	£17.2bn	-	-	£17.2bn
Customer deposits	£69.9bn	£5.6bn	£9.7bn	£85.2bn
Risk weighted assets	£49.9bn	£15.4bn	£7.5bn	£72.8bn

Half Year Ended 30 June 2011
Income Statement Information
Income	1,135	200	233	1,568
Credit impairment charges and other provisions	(163)	(428)	(21)	(612)
Operating expenses	(558)	(131)	(212)	(901)
Other net expense	(1)	-	(64)	(65)
Profit/(loss) before tax	413	(359)	(64)	(10)

Adjusted profit/(loss) before tax	413	(359)	-	54

Balance Sheet Information
Loans and advances to customers at amortised cost	£48.9bn	£12.5bn	£4.8bn	£66.2bn
Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn
Customer deposits	£67.5bn	£7.2bn	£9.8bn	£84.5bn
Risk weighted assets	£47.1bn	£17.2bn	£7.7bn	£72.0bn

Barclays PLC – 2012 Interim Results	22

Results by Business

Corporate Banking

Income Statement – H1 12 compared to H1 11

—

Adjusted profit before tax improved £292m to £346m, primarily driven by improved credit impairment in Europe and improved operating expenses. Loss before tax was £104m (2011: £10m) including a gain of £68m (2011: gain of £21m) in the net valuation of fair value loans and a £450m (2011: nil) provision for interest rate hedging products redress

–

UK adjusted profit before tax improved 18% to £487m reflecting improved operating expenses and credit impairment. UK profit before tax decreased £376m to £37m after £450m provision for interest rate hedging products redress

–	Europe loss before tax improved £179m to £180m driven by improved credit impairment charges in Spain and improved operating expenses, partially offset by non-recurring income from exited businesses

–	Rest of the World profit before tax improved £103m to £39m including a prior year loss on disposal of Barclays Bank Russia (BBR). Excluding this item, Rest of the World profit before tax improved £39m

—	Net interest income decreased 6% to £957m reflecting increased funding rates and non-recurring income from exited businesses

—	Credit impairment charges reduced 31% to £425m. Overall loan loss rates improved to 123bps (2011: 173bps)

–	Impairment charges in Spain reduced £115m to £184m, primarily as a result of ongoing action to reduce exposure within the property and construction sector

—

Adjusted operating expenses which exclude a £450m provision for interest rate hedging products redress improved 16% to £754m, principally due to prior year restructuring including the exit of BBR. Adjusted cost to income ratio improved to 49% (2011: 57%). Statutory operating expenses, including the provision for interest rate hedging products redress, increased to £1,204m (2011: £901m). Cost to income ratio deteriorated to 79% (2011: 57%)

Income Statement – Q2 12 compared to Q1 12

—

Adjusted profit before tax decreased £92m to £127m including a loss of £10m (Q1 12: gain of £78m) in the net valuation of fair value loans. Excluding this item, adjusted profit before tax of £137m was broadly in line with the previous quarter

—	Loss before tax decreased £542m to £323m after £450m provision for interest rate hedging products redress

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Total assets down £3.4bn to £87.8bn driven by reduced balances in Europe

—	Customer deposits increased 4% to £88.5bn with increased balances in the UK

—	Risk weighted assets decreased 5% to £69.3bn reflecting lower net exposures in Europe

Barclays PLC – 2012 Interim Results	23

Results by Business

Wealth and Investment Management

Income Statement Information	Half Year Ended 30.06.12 £m		Half Year Ended 31.12.11 £m		Half Year Ended 30.06.11 £m		YoY % Change
Net interest income		419		429		369	14
Net fee and commission income		467		473		470	(1)
Net trading income/(expense)		5		(4)		9
Net investment income		-		-		-
Other income/(expense)		1		(2)		-
Total income		892		896		848	5
Credit impairment charges and other provisions		(19)		(22)		(19)	-
Net operating income		873		874		829	5

Operating expenses		(751)		(753)		(740)	1

Other net expense		(1)		(2)		(1)
Profit before tax		121		119		88	38

Adjusted profit before tax		121		119		88	38

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£19.8bn		£18.8bn		£17.6bn
Customer deposits		£50.0bn		£46.5bn		£44.4bn
Total assets		£22.2bn		£20.9bn		£19.8bn
Risk weighted assets		£14.0bn		£13.1bn		£12.7bn
Client assets		£176.1bn		£164.2bn		£169.5bn
Number of employees (full time equivalent)[1]		8,000		8,100		8,400

	Adjusted			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Cost: income ratio	84%	84%	87%	84%	84%	87%
Loan loss rate (bps)	19	23	21	19	23	21

1	H2 11 and H1 11 comparatives have been revised to reflect the transfer of 400 and 500 respectively of dedicated shared service employees to Wealth and Investment Management.

Barclays PLC – 2012 Interim Results	24

Results by Business

Wealth and Investment Management

Income Statement – H1 12 compared to H1 11

—	Profit before tax increased 38% to £121m

–	Wealth and Investment Management continues to execute its strategic investment programme with a focus on building productive capacity and delivering a step change in the client experience

–

Delivery against these objectives has been strong over the last two and a half years, with significant front office hiring and material improvements to technology platforms driving efficiencies as well as improved service to clients

—	Income improved 5% to £892m primarily driven by an increase in the High Net Worth businesses:

–

Net interest income grew 14% to £419m. Net interest margin increased to 125bps from 122bps with average loans up £2.3bn to £19.2bn and average customer deposits up £4.3bn to £48.2bn. The growth in deposits was primarily driven by an enhanced banking proposition in the High Net Worth businesses and a shift in client investment appetite towards holding cash in volatile market conditions

–	Net fee and commission income decreased 1% to £467m due to reduced client activity in challenging market conditions

—	Operating expenses increased 1% to £751m as the continued cost of the strategic investment programme was partially offset by additional cost control initiatives

Income Statement – Q2 12 compared to Q1 12

—	Profit before tax remained stable at £61m (Q1 12: £60m)

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Customer deposits increased 8% to £50.0bn and loans and advances to customers increased 5% to £19.8bn driven by growth in the High Net Worth businesses

—	Client assets increased to £176.1bn (2011: £164.2bn) driven by net new assets in the High Net Worth businesses offset by market, foreign exchange and other movements

—	Risk weighted assets increased 7% to £14.0bn principally due to growth in lending balances

Barclays PLC – 2012 Interim Results	25

Results by Business

Head Office and Other Operations

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Adjusted total income/(expense) net of insurance claims[1]	218	(243)	20
Own credit	(2,945)	2,619	89
Gains on debt buy-backs	-	1,130	-
Gain/(loss) on disposal of investment in BlackRock, Inc.	227	-	(58)
Total (expense)/income net of insurance claims	(2,500)	3,506	51
Credit impairment (charges)/release and other provisions	(5)	-	1
Impairment of investment in BlackRock, Inc.	-	(1,800)	-
Net operating (expense)/income	(2,505)	1,706	52

Operating expenses (excluding bank levy)	(425)	(259)	(204)
UK bank levy	-	(325)	-
Operating expenses	(425)	(584)	(204)

Other net income/(expense)	23	(22)	(1)
(Loss)/profit before tax	(2,907)	1,100	(153)

Adjusted loss before tax[2]	(189)	(827)	(183)

Balance Sheet Information and Key Facts
Total assets	£35.0bn	£31.9bn	£41.9bn
Risk weighted assets	£2.7bn	£2.5bn	£1.7bn
Number of employees (full time equivalent)	1,700	1,400	1,500

Income Statement – H1 12 compared to H1 11

—	Adjusted loss before tax increased 3% to £189m

–	Income improved to £218m (2011: £20m), principally due to a one-time gain relating to hedges of employee share awards that were closed out during Q1 12

–

Operating expenses increased to £425m (2011: £204m) due to higher regulatory costs and a £97m charge relating to the allocation to Head Office and Other Operations of the £290m penalty arising from the industry wide investigation into the setting of interbank offered rates

—

Statutory loss before tax increased to £2,907m (2011: £153m) reflecting an own credit charge of £2,945m (2011: gain of £89m), partially offset by the gain on sale of the strategic investment in Blackrock, Inc. of £227m (2011: £58m loss)

—

The 2012 impact of the UK bank levy, which is calculated by reference to the Group’s liabilities as at 31 December 2012, has not been reflected in these results in accordance with IFRS. The total cost for 2012, due to be recognised in the fourth quarter, is expected to be approximately £360m

Income Statement – Q2 12 compared to Q1 12

—

Adjusted loss before tax of £272m (Q1 12: profit before tax £83m) principally reflects the non recurrence of gain on hedges of employee share awards that were closed out in Q1 12 and the penalty arising from the investigation into interbank offered rates recognised in Q2 12. Statutory loss before tax improved to £370m (Q1 12: £2,537m), reflecting reduced own credit charges and the Q2 12 gain on sale of the investment BlackRock, Inc.

Balance Sheet – 30 June 2012 compared to 31 December 2011

—	Total assets increased to £35.0bn (31 December 2011: £31.9bn) reflecting growth in the liquidity bond portfolio, partially offset by the sale of the strategic investment in BlackRock, Inc.

—	Risk weighted assets increased 8% to £2.7bn

1	Includes net interest income of £98m (H2 11: expense of £950m; H1 11: expense of £15m).
2

Adjusted performance measures and profit before tax exclude the impact of £2,945m (2011: gain of £89m) own credit loss, £nil (2011: £1m loss) gains on acquisitions and disposals and £227m (2011: loss of £58m) gain on disposal of strategic investment in BlackRock, Inc.

Barclays PLC – 2012 Interim Results	26

Business Results by Quarter

UK RBB	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Adjusted basis
Total income net of insurance claims	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,082	1,001	973	1,168	1,039	940
Operating expenses	(671)	(666)	(752)	(675)	(622)	(653)
Other net income/(expense)	1	(1)	1	1	(1)	1
Adjusted profit before tax	412	334	222	494	416	288

Adjusting items
Provision for PPI redress[1]	-	(300)	-	-	(400)	-
Statutory profit before tax	412	34	222	494	16	288

Statutory basis
Operating expenses	(671)	(966)	(752)	(675)	(1,022)	(653)

Europe RBB
Adjusted basis
Total income net of insurance claims	243	243	247	375	309	295
Credit impairment charges and other provisions	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	158	171	164	313	262	226
Operating expenses	(211)	(217)	(291)	(263)	(368)	(289)
Other net income	4	3	2	2	4	4
Adjusted (loss)/profit before tax	(49)	(43)	(125)	52	(102)	(59)

Adjusting items
Goodwill impairment [1]	-	-	(427)	-	-	-
Statutory (loss)/profit before tax	(49)	(43)	(552)	52	(102)	(59)

Statutory basis
Operating expenses	(211)	(217)	(718)	(263)	(368)	(289)

Africa RBB
Adjusted basis
Total income net of insurance claims	795	830	861	940	906	864
Credit impairment charges and other provisions	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	581	723	773	832	780	720
Operating expenses	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	1	2	1	-	1	2
Adjusted profit before tax	97	177	269	219	195	147

Adjusting items
Gains on acquisitions and disposals [2]	-	-	-	2	-	-
Statutory profit before tax	97	177	269	221	195	147

Statutory basis
Other net income	1	2	1	2	1	2

1	Adjusting item recorded in Operating expenses.
2	Adjusting item recorded in Other net income.

Barclays PLC – 2012 Interim Results	27

Business Results by Quarter

Barclaycard	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Adjusted basis
Total income net of insurance claims	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	808	758	712	800	668	656
Operating expenses	(412)	(418)	(458)	(430)	(400)	(371)
Other net income	8	9	5	8	7	11
Adjusted profit before tax	404	349	259	378	275	296

Adjusting items
Provision for PPI redress[1]	-	-	-	-	(600)	-
Goodwill impairment [1]	-	-	-	-	(47)	-
Statutory profit/(loss) before tax	404	349	259	378	(372)	296

Statutory basis
Operating expenses	(412)	(418)	(458)	(430)	(1,047)	(371)

Investment Bank
Adjusted and statutory basis
Fixed Income, Currency and Commodities	1,968	2,396	971	1,438	1,715	2,201
Equities and Prime Services	423	550	305	338	563	545
Investment Banking	501	509	506	389	520	612
Principal Investments	140	9	36	89	99	8
Total income	3,032	3,464	1,818	2,254	2,897	3,366
Credit impairment (charges)/releases and other provisions	(248)	(75)	(90)	(114)	80	31
Net operating income	2,784	3,389	1,728	2,140	2,977	3,397
Operating expenses	(1,788)	(2,145)	(1,458)	(1,758)	(2,006)	(2,067)
Other net income/(expense)	6	22	(3)	6	6	3
Adjusted profit before tax and profit before tax	1,002	1,266	267	388	977	1,333

Corporate Banking
Adjusted basis
Total income net of insurance claims	703	824	710	830	817	751
Credit impairment charges and other provisions	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	485	617	458	547	490	466
Operating expenses	(357)	(397)	(422)	(436)	(459)	(442)
Other net (expense)/income	(1)	(1)	1	2	2	(3)
Adjusted profit before tax	127	219	37	113	33	21

Adjusting items
Goodwill impairment [1]	-	-	(123)	-	-	-
Provision for interest rate hedging products redress[1]	(450)	-	-	-	-	-
Losses on disposal[2]	-	-	(9)	-	(64)	-
Statutory (loss)/profit before tax	(323)	219	(95)	113	(31)	21

Statutory basis
Operating expenses	(807)	(397)	(545)	(436)	(459)	(442)
Other net (expense)/income	(1)	(1)	(8)	2	(62)	(3)

1	Adjusting item recorded in Operating expenses.
2	Adjusting item recorded in Other net (expense)/income.

Barclays PLC – 2012 Interim Results	28

Business Results by Quarter

Wealth and Investment Management	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Adjusted and statutory basis
Total income net of insurance claims	441	451	449	447	426	422
Credit impairment charges and other provisions	(12)	(7)	(10)	(12)	(9)	(10)
Net operating income	429	444	439	435	417	412
Operating expenses	(367)	(384)	(384)	(369)	(375)	(365)
Other net expenses	(1)	-	(1)	(1)	-	(1)
Adjusted profit before tax and profit before tax	61	60	54	65	42	46

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(41)	259	15	(258)	12	8
Credit impairment (charges)/releases and other provisions	(3)	(2)	(1)	1	(3)	4
Net operating (expense)/income	(44)	257	14	(257)	9	12
Operating expenses (excluding UK bank levy)	(251)	(174)	(144)	(115)	(124)	(80)
UK bank levy	-	-	(325)	-	-	-
Other net income	23	-	-	-	-	-
Adjusted (loss)/profit before tax	(272)	83	(455)	(372)	(115)	(68)

Adjusting items
Own credit[1]	(325)	(2,620)	(263)	2,882	440	(351)
Impairment and gain/(loss) on disposal of BlackRock investment [2]	227	-	-	(1,800)	(58)	-
Gains on debt buy-backs[1]	-	-	1,130	-	-	-
(Losses)/gains on acquisitions and disposals[3]	-	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(370)	(2,537)	389	711	264	(417)

Statutory basis
Total Income net of insurance claims	(139)	(2,361)	882	2,624	394	(343)
Credit impairment charges and other provisions	(3)	(2)	(1)	1	(3)	(4)
Impairment and gain/loss on disposal of BlackRock, Inc	-	-	-	(1,800)	-	-
Net operating (loss)/income	(142)	(2,363)	881	825	391	(339)
Operating expenses	(251)	(174)	(469)	(115)	(124)	(180)
Other net income/(expense)	23	-	(23)	1	(3)	2

1	Adjusting item recorded in Total income net of insurance claims.
2

Q2 2011 includes a £227m gain on disposal of strategic investment in BlackRock,Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock,Inc both recorded through investment income and recorded in Total Income net of insurance claims. The impairment of our stake in the BlackRock,Inc. investment in Q3 2011 is reported as part of Net operating income.

3	Adjusting item recorded in Other net income/(expense).

Barclays PLC – 2012 Interim Results	29

Performance Management

Margins and Balances

Analysis of Net Interest Income	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
RBB, Corporate Banking and Wealth and Investment Management customer income:
- Customer assets	3,335	3,478	3,505
- Customer liabilities	1,564	1,552	1,314
Total	4,899	5,030	4,819
RBB, Corporate Banking and Wealth and Investment Management non-customer income:
- Product structural hedge[1]	487	540	628
- Equity structural hedge[2]	119	643	181
- Other	83	83	65
Total RBB, Corporate Banking and Wealth and Investment Management net interest income	5,588	6,296	5,693
Investment Bank	426	666	511
Head Office and Other Operations	98	(950)	(15)
Group net interest income	6,112	6,012	6,189

RBB, Corporate Banking and Wealth and Investment Management net interest income (NII)

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from Group hedging activities.

Customer interest income

—

Customer NII increased 2% to £4,899m, driven by increases in the customer liability margin and growth in average customer asset and liability balances. Customer liabilities grew due to increases in retail savings products and corporate deposits in the UK

—

The customer asset margin declined to 2.11% (2011: 2.23%), reflecting an increase in funding rates across RBB, Corporate Banking and Wealth and Investment Management businesses. This was partially offset by a move towards higher margin business in Africa RBB

—

The customer liability margin increased to 1.13% (2011: 0.99%) reflecting increased funding rates and therefore value generated from RBB, Corporate Banking and Wealth and Investment Management customer liabilities

Non-customer interest income

—

Non-customer NII decreased 21% to £689m, reflecting a reduction in the benefits from Group hedging activities. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group’s equity

—

Product structural hedges generated a lower contribution of £487m (2011: £628m), as hedges were maintained in this period of continued low interest rates. Based on current interest rate curves and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in H2 2012 and 2013

—

The contribution from equity structural hedges in RBB, Corporate Banking and Wealth and Investment Management decreased to £119m (2011: £181m) following the sale of hedging instruments in H2 11 and the continued low interest rate environment

Other Group interest income

—

Head Office and Other Operations NII of £98m (2011: £15m expenses) principally reflects an increase in income transferred from trading income within Head Office relating to interest rate swaps used for hedge accounting

1

Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile. Product structural hedge income for H1 11 has been revised to £628m (previously reported as £711m).

2

Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

Barclays PLC – 2012 Interim Results	30

Performance Management

—	Investment Bank NII decreased 17% to £426m, due to a reduction in interest income from credit market exposures

—	Total Group income from equity structural hedges decreased to £378m (2011: £583m) including £259m (2011: £402m) that was allocated to the Investment Bank and Head Office

Net Interest Margin

—

The net interest margin for RBB, Corporate Banking and Wealth and Investment Management decreased to 1.89% (2011: 1.97%), reflecting the reduction in contribution from Group hedging activities. Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities

—	The net interest margin expressed as a percentage of average customer assets only, declined to 3.53% (2011: 3.63%)[1]

Analysis of Net Interest Margin

Half Year Ended 30.06.12	UK RBB %	Europe RBB %	Africa RBB[1] %	Barclaycard %	Corporate Banking[1] %	Wealth and Investment Management %	Total RBB, Corporate and Wealth %
Customer asset margin	1.08	0.80	3.10	9.53	1.20	0.65	2.11
Customer liability margin	0.97	0.47	2.66	n/m	1.08	1.11	1.13
Non-customer generated margin	0.37	0.36	0.25	(0.73)	0.16	0.27	0.23

Net interest margin	1.39	1.08	3.18	8.81	1.29	1.25	1.89

Average customer assets (£m)	122,343	42,044	34,369	31,830	68,162	19,152	317,900
Average customer liabilities (£m)	110,540	15,523	22,345	n/m	80,758	48,246	277,412

Half Year Ended 31.12.11
Customer asset margin	1.18	0.82	2.89	9.47	1.40	0.78	2.15
Customer liability margin	0.90	0.90	2.91	n/m	0.99	1.05	1.12
Non-customer generated margin	0.50	0.54	0.52	0.02	0.31	0.39	0.42

Net interest margin	1.55	1.38	3.42	9.49	1.50	1.36	2.10

Average customer assets (£m)	120,015	44,133	35,992	31,155	71,027	18,045	320,367
Average customer liabilities (£m)	108,408	17,379	23,274	n/m	80,268	44,718	274,047

Half Year Ended 30.06.11
Customer asset margin	1.25	0.94	2.95	9.58	1.54	0.77	2.23
Customer liability margin	0.83	0.41	2.58	n/m	0.89	0.94	0.99
Non-customer generated margin	0.41	0.40	0.21	(0.18)	0.22	0.33	0.30

Net interest margin	1.46	1.18	3.02	9.39	1.42	1.22	1.97

Average customer assets (£m)	116,977	43,360	39,943	29,408	69,760	16,849	316,297
Average customer liabilities (£m)	107,007	18,029	23,914	n/m	74,430	43,994	267,374

—

Customer asset and liability margins reflect a year on year increase in the Group’s internal funding rates, which are based on the cost to the Group of alternative funding in the wholesale market. The increase in funding rates has had an adverse impact to customer asset margins and a benefit to customer liability margins

—

The Group’s internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is consistency between retail and wholesale sources

1

2011 comparatives have been revised to reflect certain corporate banking activities previously reported in Africa RBB which are now included within Corporate Banking. Africa RBB comparatives have additionally been revised to include gross cheque advances and cheque deposits within average assets and average liabilities respectively where these were previously reported net. The H1 11 net interest margin expressed as a percentage of average customer assets only is therefore revised to 3.63% (previously reported as 3.64%).

Barclays PLC – 2012 Interim Results	31

Risk Management

Overview

—

Barclays has clear risk management objectives, and a well-established strategy and framework for managing risk. The approach to identifying, assessing, controlling, reporting and managing risks is formalised in the Principal Risks Framework. The framework, which groups risk into four Principal Risks categories, is unchanged in 2012. Further detail on how these risks are managed may be found in the 2011 Annual Report and Accounts

—	The uncertainties currently associated with the Group’s Principal Risks are described below:

Principal Risks and Associated Uncertainties[1]	Topics Covered	Page
Funding Risk

—   Impact of Basel 3 as regulatory rules are finalised

—   Impacts on capital ratios of weak profit performance

—   Volatility in cost of funding due to economic uncertainty

—   Reduction in available depositor and wholesale funding

—   Changes in the value of local assets and liabilities due to the potential exit of one or more countries from the Euro

	— Capital base, risk weighted assets, balance sheet leverage and significant regulatory changes — Liquidity pool and funding structure — Local Eurozone balance sheet funding exposures	33 36 57
Credit Risk

—   Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability

—   Extent and sustainability of economic recovery, including impact of austerity measures on the European economies

—   Increase in unemployment due to a weaker economy, fiscal tightening and other measures

—   Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability

—   Possibility of further falls in residential property prices in the US, UK, South Africa and Western Europe

—   Potential liquidity shortages increasing counterparty risks

—   Potential for large single name losses and deterioration in specific sectors and geographies

—   Possible deterioration in remaining credit market exposures

—   Total assets by valuation basis and underlying asset class

—   Loans and advances to customers and banks

—   Impairment, potential credit risk loans and coverage ratios

—   Retail credit risk

—   Wholesale credit risk

—   Investment Bank credit market exposures

—   Group exposures to Eurozone countries

—   Credit derivatives referencing Eurozone sovereign debt

41 42 48 47 52 65 54 56
Market Risk

—   Reduced client activity leading to lower returns

—   Decreases in market liquidity due to economic uncertainty

—   Impact on income from uncertain interest and exchange rate environment

—   Underperformance of pension asset returns

	— Analysis of market risk and, in particular, Investment Bank’s DvaR — Analysis of interest margins — Retirement benefit liabilities	66 30 76
Operational Risk

—   Implementation of strategic change and integration programmes across the Group

—   Continued regulatory and change programmes, driven by the global economic climate

—   Impact of new, wide ranging, legislation in various countries coupled with a changing regulatory landscape

—   Increasingly litigious environment

—   The crisis management agenda and breadth of regulatory change required in global financial institutions

	— Significant litigation matters — Significant competition and regulatory matters which could lead to penalties and/or the need for redress	78 82

1	The associated uncertainties may affect more than one Principal Risk.

Barclays PLC – 2012 Interim Results	32

Funding Risk

Key Capital Ratios	As at 30.06.12	As at 31.12.11	As at 30.06.11
Core tier 1	10.9%	11.0%	11.0%
Tier 1	13.3%	12.9%	13.5%
Total capital	16.5%	16.4%	16.9%

Capital Resources	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests) per balance sheet	54,205	55,589	51,572

Non-controlling interests per balance sheet	9,485	9,607	10,417
- Less: Other tier 1 capital - preference shares	(6,225)	(6,235)	(6,294)
- Less: Other tier 1 capital - Reserve Capital Instruments	-	-	(437)
- Less: Non-controlling tier 2 capital	(564)	(573)	(552)
Other regulatory adjustments	(171)	(138)	(259)

Regulatory adjustments and deductions:
Own credit cumulative gain (net of tax)	(492)	(2,680)	(690)
Defined benefit pension adjustment	(2,260)	(1,241)	139
Unrealised losses on available for sale debt securities	83	555	171
Unrealised gains on available for sale equity (recognised as tier 2 capital)	(95)	(828)	-
Cash flow hedging reserve	(1,676)	(1,442)	(104)
Goodwill and intangible assets	(7,574)	(7,560)	(8,223)
50% excess of expected losses over impairment (net of tax)	(500)	(506)	(419)
50% of securitisation positions	(1,663)	(1,577)	(1,959)
Other regulatory adjustments	23	95	175
Core tier 1 capital	42,576	43,066	43,537

Other tier 1 capital:
Preference shares	6,225	6,235	6,294
Tier 1 notes[1]	521	530	1,017
Reserve Capital Instruments	2,874	2,895	5,206

Regulatory adjustments and deductions:
50% of material holdings	(285)	(2,382)	(2,480)
50% tax on excess of expected losses over impairment	100	129	(41)
Total tier 1 capital	52,011	50,473	53,533

Tier 2 capital:
Undated subordinated liabilities	1,648	1,657	1,637
Dated subordinated liabilities	12,488	15,189	15,646
Non-controlling tier 2 capital	564	573	552
Reserves arising on revaluation of property	21	25	29
Unrealised gains on available for sale equity	95	828	-
Collectively assessed impairment allowances	1,783	2,385	2,517

Tier 2 deductions:
50% of material holdings	(285)	(2,382)	(2,480)
50% excess of expected losses over impairment (gross of tax)	(601)	(635)	(419)
50% of securitisation positions	(1,663)	(1,577)	(1,959)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,209)	(1,991)	(1,761)
Other deductions from total capital	(565)	(597)	(559)
Total regulatory capital	64,287	63,948	66,736

1	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC – 2012 Interim Results	33

Funding Risk

—

In the first half of 2012, Core Tier 1 capital decreased by £0.5bn to £42.6bn. Whilst the Group generated £2.3bn Core Tier 1 capital from retained profits (excluding own credit, which is added back for regulatory capital purposes), this was more than offset by other movements in Core Tier 1 capital, principally:

–

£1.0bn increase in the deduction for defined benefit pensions, driven by an additional contribution made to the UK Retirement Fund in April 2012 and deducting expected future deficit contributions over the next five years in addition to the pension asset recognised on the Group’s balance sheet

–	£0.5bn cash dividends paid during 2012, relating to the 2011 final dividend and the first interim dividend for 2012

–	£0.5bn net reduction from the impact of share awards

–	£0.5bn reduction due to foreign currency movements, primarily due to depreciation of the US Dollar, South African Rand and Euro against Sterling

—

Total Capital Resources increased by £0.3bn principally as a result of the sale of the stake in BlackRock, Inc. resulting in a £3.4bn increase in capital (reflecting lower deductions for material holdings offset by gains on the available for sale investment being recognised in retained profits), offset by the redemption of £2.2bn dated subordinated liabilities

	Total Assets by Business			Risk Weighted Assets by Business
Assets and Risk Weighted Assets by Business	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
UK RBB	130,776	127,845	123,745	36,038	33,956	34,216
Europe RBB	48,109	51,310	56,699	16,563	17,436	17,916
Africa RBB	47,398	48,243	55,064	27,909	30,289	32,671
Barclaycard	34,596	33,838	32,513	33,149	34,186	33,983
Investment Bank	1,225,409	1,158,350	1,076,018	190,553	186,700	189,952
Corporate Banking	87,758	91,190	87,132	69,328	72,842	72,044
Wealth and Investment Management	22,205	20,866	19,814	13,998	13,076	12,664
Head Office and Other Functions	35,014	31,885	41,937	2,685	2,514	1,704
Total	1,631,265	1,563,527	1,492,922	390,223	390,999	395,150

Risk Weighted Assets by Risk				As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
Credit risk				239,543	245,224	247,101
Counterparty risk
- Internal model method				30,165	33,131	27,072
- Non-model method				4,496	4,953	14,009
Market risk
- Modelled – VaR				23,885	26,568	10,692
- Modelled – Charges add-on and Non-VaR				21,343	17,560	7,784
- Standardised				28,320	27,823	52,561
Operational risk				42,471	35,740	35,931
Total risk weighted assets				390,223	390,999	395,150

—

Total assets increased to £1,631bn (2011: £1,564bn), reflecting increases across a number of asset categories, notably a £19bn increase in cash and balances at central banks, a£23bn increase in loans and advances to customers (primarily in relation to settlement balances) and a £21bn increase in reverse repurchase agreements. These were partially offset by a £21bn reduction in derivative financial instrument assets

—	Group risk weighted assets remained stable at £390bn, reflecting:

–	£5.7bn reduction in credit risk exposures, mainly from Corporate Banking and RBB, owing to changes in the risk weighting portfolio mix combined with methodology changes

–	£3.4bn decrease in counterparty risk primarily driven by market movements and business reduction in Investment Bank

–	£1.6bn increase in Investment Bank market risk exposures primarily due to methodology changes

–	£6.7bn increase in operational risk exposures following the annual review of key risk scenarios across all business areas

Barclays PLC – 2012 Interim Results	34

Funding Risk

Balance Sheet Leverage	As at 30.06.12	As at 31.12.11	As at 30.06.11
	£m	£m	£m
Total assets[1]	1,631,265	1,563,527	1,492,922
Counterparty netting	(425,616)	(440,592)	(304,097)
Collateral on derivatives	(51,421)	(51,124)	(33,394)
Net settlement balances and cash collateral	(97,181)	(61,913)	(84,158)
Goodwill and intangible assets	(7,861)	(7,846)	(8,541)
Customer assets held under investment contracts[2]	(1,661)	(1,681)	(1,524)
Adjusted total tangible assets	1,047,525	1,000,371	1,061,208
Total qualifying Tier 1 capital	52,011	50,473	53,533
Adjusted gross leverage	20	20	20
Adjusted gross leverage (excluding liquidity pool)	17	17	17
Ratio of total assets to shareholders’ equity	26	24	24
Ratio of total assets to shareholders’ equity (excluding liquidity pool)	23	22	22

—	Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

—	Adjusted gross leverage was 20x (31 December 2011: 20x) as the 3% increase in qualifying Tier 1 capital to £52bn was offset by the 5% increase in adjusted total tangible assets to £1,048bn

—

At month ends during 2012, the ratio moved in a range from 20x to 23x (Full Year 2011: 20x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

—

Adjusted total tangible assets include cash and balances at central banks of £126.1bn (31 December 2011: £106.9bn). Excluding these balances, the balance sheet leverage would be 18x (31 December 2011: 18x). Excluding the whole liquidity pool, leverage would be 17x (31 December 2011: 17x)

—

The ratio of total assets to total shareholders’ equity was 26x (31 December 2011: 24x) and moved within a month end range of 25x to 28x (Full Year 2011: 24x to 28x), driven by fluctuations noted above and changes in gross interest rate derivatives and settlement balances

Implementation of Basel 3 – Impact on Regulatory Capital

—

Member States, the European Commission and the European Parliament are in the process of finalising the new capital requirements regulation, capital requirements directive and associated binding technical standards (collectively known as CRDIV) that implement the Basel 3 proposals within the EU. In summary Basel 3 and CRDIV aims to:

–

Increase the quantity and quality of capital, by implementing more stringent requirements for the eligibility of capital instruments, higher minimum capital ratios and changes to the regulatory deductions from shareholders’ equity

–	Improve measures to address procyclicality and excessive credit growth as well as promote conservation of capital, by building up capital buffers that can be drawn down in periods of stress

–	Strengthen counterparty credit risk measures by introducing higher capital requirements for OTC derivative transactions and trades cleared via central counterparties

–	Constrain excess leverage, by introducing a non-risk based leverage ratio that acts as a supplementary measure to the risk based capital requirements

–

Introduce a new liquidity framework, which includes two minimum liquidity metrics: a 30-day liquidity coverage ratio which measures resilience to short-term liquidity stress, and a 1-year net stable funding ratio which measures the stability of long term structural funding

The European Commission and European Parliament were due to finalise CRDIV by the end of July, for implementation by 1 January 2013. However, there are a number of areas still under consideration and the EU requirements are not expected to be finalised until October 2012.

1	Includes Liquidity Pool £170bn (31 December 2011: £152bn).
2	Comprising financial assets designated at fair value and associated cash balances.

Barclays PLC – 2012 Interim Results	35

Funding Risk

Funding and Liquidity

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the FSA’s standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group’s funding profile. This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Regulatory requirements are complied with at the Group and entity level, with the Liquidity Risk Appetite (LRA) providing a consistent Group wide perspective that supplements these requirements. Under the Liquidity Framework, the Group has established the LRA, which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The LRA is measured with reference to the liquidity pool as a percentage of anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The stress outflows are used to determine the size of the Group liquidity pool, which represents those resources immediately available to meet outflows in a stress. In addition to the liquidity pool, the Liquidity Framework provides for other management actions, including generating liquidity from other liquid assets on the Group’s balance sheet in order to meet additional stress outflows, or to preserve or restore the liquidity pool in the event of a liquidity stress.

Liquidity Pool

The Group liquidity pool as at 30 June 2012 was £170bn (31 December 31 2011: £152bn) which is towards the top of the month-end range for the period of £152bn to £173bn (Full Year 2011: £140bn to £167bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows and comprises the following cash and unencumbered assets.

	Cash and Deposits with Central Banks[1] £bn	Government Bonds[2] £bn	Other Available Liquidity £bn	Total[3] £bn
As at 30.06.12	124	32	14	170
As at 31.12.11	105	36	11	152

Liquidity Stress Testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool as a percentage of anticipated stressed net contractual and contingent outflows for each of three stress scenarios. These scenarios are aligned to the FSA’s prescribed stresses and cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool must be in excess of 100% of three months’ anticipated outflows for a market-wide stress and one month’s anticipated outflows for each of the Barclays-specific and combined stresses. As at 30 June 2012, the liquidity pool as a percentage of the anticipated net outflows under each of the stress scenarios was:

	Market wide	Barclays-specific	Combined
Liquidity pool as a percentage of anticipated net outflows	3 month	1 month	1 month
As at 30.06.12	141%	115%	124%
As at 31.12.11	127%	107%	118%

The Group also monitors compliance against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). As at 30 June 2012, the Group met 97% of the expected LCR requirement (31 December 2011: 82%) and was compliant with the expected NSFR requirement at 101% (31 December 2011: 97%).

1	Of which over 95% (31 December 2011: over 95%) is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 70% (31 December 2011: over 80%) are comprised of UK, US, Japanese, French, German, Danish and Dutch securities.
3	£149bn (31 December 2011: £140bn) of which is FSA eligible.

Barclays PLC – 2012 Interim Results	36

Funding Risk

Deposit Funding

	As at 30.06.12			As at 31.12.11

Funding of Loans and Advances to Customers[1]	Loans and Advances to Customers £bn	Customer Deposits £bn	Loan to Deposit Ratio %	Loan to Deposit Ratio %
RBB	229.3	156.6	146	146
Corporate Banking[1]	64.0	88.5	72	83
Wealth and Investment Management	19.8	50.0	40	40
Total funding excluding secured	313.1	295.1	106	111
Secured funding	n/a	37.2	n/a	n/a
Sub-total including secured funding	313.1	332.3	94	101

RBB, Corporate Banking & Wealth and Investment Management	313.1	295.1	106	111
Investment Bank	58.7	46.7	126	138
Head Office and Other Operations	0.9	-	-	-
Trading settlement balances and cash collateral	82.0	66.8	123	142
Total	454.7	408.6	111	118

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remainder covered by funding secured against customer loans and advances. As at 30 June 2012, the loan to deposit ratio for these businesses was 106% (31 December 2011: 111%) and the loan to deposit and secured funding ratio was 94% (31 December 2011: 101%).

The total loan to deposit ratio as at 30 June 2012 was 111% (31 December 2011: 118%) and the loan to deposit and long-term funding ratio was 73% (31 December 2011: 75%).

The excess of Investment Bank loans and advances over customer deposits of £12.0bn (31 December 2011: £17.4bn) is funded with long-term debt and equity.

Included within RBB, Corporate Banking and the Investment Bank are Absa Group related balances totalling £38.0bn of loans and advances to customers funded by £33.4bn of customer deposits and the balance of £4.6bn (31 December 2011: £5.0bn) is funded with wholesale borrowing. This is managed separately by the Absa Group due to local currency and funding requirements. Absa manages its funding position conservatively, relative to local practices, which has a high structural dependence on wholesale funding sources. This dependence is a function of customer behaviour in relation to savings in South Africa as a whole, where there is a higher concentration of cash in investment funds than in bank savings.

Wholesale Funding

Funding of Other Assets2 as at 30 June 2012

Assets	£bn	Liabilities	£bn

Trading Portfolio Assets	126	Repurchase agreements	246
Reverse repurchase agreements	120

Reverse repurchase agreements	50	Trading Portfolio Liabilities	50

Derivative Financial Instruments	515	Derivative Financial Instruments	505

Liquidity pool	170	Less than 1 year wholesale debt	118
Other assets [3]	152	Greater than 1 year wholesale debt and equity	204

1	In addition Corporate Banking also holds £17.3bn (31 December 2011: £17.2bn) loans and advances as financial assets held at fair value.
2	Excludes balances relating to the Absa Group, which are managed separately due to local currency and funding requirements.
3	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.

Barclays PLC – 2012 Interim Results	37

Funding Risk

—

Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

—

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions largely offset once netted against cash collateral received and paid

—	The majority of the liquidity pool is funded by wholesale debt maturing in less than one year

—

Other assets (mainly being available for sale investments, trading portfolio assets and loans and advances to banks) are largely matched by wholesale debt maturing over an average of 5 years and equity

—

Repurchase agreements and other secured funding are largely collateralised by government issued bonds and other highly liquid securities. The percentage of secured funding using each asset class as collateral is set out below

Secured Funding by Asset Class	Govt %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 30.06.12	63	7	11	2	7	7	3
As at 31.12.11	66	6	9	3	7	7	2

Composition of Wholesale Funding1

As at 30 June 2012 total wholesale funding outstanding (excluding repurchase agreements) was £263bn (31 December 2011: £265bn). £118bn of wholesale funding matures in less than one year (31 December 2011: £130bn) of which £23bn relates to term funding2. £145bn of wholesale funding has a residual maturity of over one year.

The Group has £75bn of privately placed senior unsecured notes in issue. The Group issues these notes through a variety of distribution channels including intermediaries and private banks and a large proportion of end users of these products are individual retail investors.

	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than three years £bn	Over three years £bn	Total[1] £bn
Deposits from Banks	16.7	7.2	3.0	0.5	27.4	6.7	1.5	35.6
CDs and CP	12.2	15.4	13.5	3.7	44.8	2.4	0.8	48.0
Asset Backed Commercial Paper	4.7	3.3	0.1	-	8.1	-	-	8.1
Senior unsecured (Public benchmark)	-	2.4	-	3.4	5.8	11.3	13.9	31.0
Senior unsecured (Privately placed)	1.4	2.7	3.9	9.5	17.5	20.3	37.5	75.3
Covered bonds/ABS	-	0.3	0.7	1.9	2.9	10.4	14.4	27.7
Subordinated liabilities	-	-	-	0.6	0.6	0.3	20.1	21.0
Other[3]	6.8	1.7	1.4	0.9	10.8	1.4	3.6	15.8
Total	41.8	33.0	22.6	20.5	117.9	52.8	91.8	262.5

Of which secured	6.9	5.2	2.0	2.6	16.7	11.5	14.6	42.8
Of which unsecured	34.9	27.8	20.6	17.9	101.2	41.3	77.2	219.7

1

The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value and Debt Securities in Issue split by product and Subordinated Liabilities, excluding cash collateral and settlement balances, liabilities to customers under investment contracts and Absa Group balances of £74bn in total. Included within deposits from banks are £6.6bn of liabilities drawn down in the European Central Bank’s 3 year long-term refinancing operation (LTRO).

2

Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, at 30 June 2012, £4bn of these instruments were not counted towards term financing as they had an original maturity of less than 1 year.

3	Primarily comprised of fair value deposits and secured financing of physical gold.

Barclays PLC – 2012 Interim Results	38

Funding Risk

The liquidity risk is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, as at 30 June 2012, the liquidity pool was equivalent to more than one year of wholesale debt maturities.

Excluding wholesale funding of the liquidity pool, the average maturity of wholesale funding was in excess of 65 months.

Term Financing

Barclays continues to attract deposits in unsecured money markets and raise additional secured and unsecured term funding in a variety of markets. During H1 12 the Group raised £19.9bn of term funding comprising:

—	£3.5bn equivalent of public benchmark senior unsecured

—	£6.7bn equivalent of privately placed senior unsecured

—	£9.7bn equivalent of secured[1]

The Group has £11bn of term funding maturing in the remainder of 2012 (31 December 2011: £27bn) and a further £18bn maturing in 2013.

Currency Profile

As at 30 June 2012 the Group’s wholesale funds and liquidity pool were well diversified by major currency as follows:

Currency Split by Product Type	USD %	EUR %	GBP %	Other %
Deposits from Banks	14	58	16	12
CDs and CP	51	29	20	-
Asset Backed Commercial Paper	82	11	7	-
Senior unsecured	31	32	15	22
Covered bonds/ABS	22	57	20	1
Subordinated Debt	30	26	43	1
Wholesale debt	33	37	19	11

Currency composition of liquidity pool	20	48	14	18

—	To manage cross-currency refinancing risk Barclays manages to FX cash-flow limits, which limit the risk at specific maturities

—	The Group’s liquidity pool is also well diversified by major currency in order to meet potential stress outflows under the three LRA stress scenarios, which the Group monitors for major currencies

Credit Rating

In addition to monitoring and managing key metrics related to the financial strength of Barclays, the Group subscribes to independent credit rating agency reviews by Standard & Poor’s, Moody’s, Fitch and DBRS.

Credit Ratings as at 26 July 2012	Standard & Poor’s	Moody’s	Fitch	DBRS
Barclays Bank PLC
Long Term	A+(Negative)	A2(Negative)	A(Stable)	AA(Negative)
Short Term	A-1	P-1	F1	R-1(Negative)

On 21 June 2012 Moody’s concluded its ratings review of banks and securities firms with global capital market operations by repositioning the ratings of 15 firms including Barclays, resulting in Barclays Bank PLC long-term issuer rating being downgraded from Aa3 to A2. Barclays was fully reserving for maximum contractual outflows as a result of the ratings action in its liquidity pool and is now reserving for a further 2 notch downgrade in the liquidity pool as of 30 June 2012. There has been no significant change in deposit funding or wholesale funding in relation to the ratings action.

1	Comprised of covered bonds and ABS and bilateral secured funding of greater than one year.

Barclays PLC – 2012 Interim Results	39

Funding Risk

Further credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts. The below table shows contractual collateral requirements following one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

Contractual credit rating downgrade exposure	Cumulative cash outflow
1 notch long-term and associated short-term downgrade	£11bn
2 notch long-term and associated short-term downgrade	£20bn

Barclays PLC – 2012 Interim Results	40

Credit Risk

Analysis of Total Assets by Valuation Basis

		Accounting Basis		Sub Analysis
Assets as at 30.06.12	Total Assets £m	Cost Based Measure £m	Fair Value £m	Credit Market Exposures[1] £m
Cash and balances at central banks	126,062	126,062	-	-

Items in the course of collection from other banks	2,598	2,598	-	-

Debt securities	131,940	-	131,940	1,172
Equity securities	30,446	-	30,446	-
Traded loans	1,805	-	1,805	-
Commodities[2]	2,109	-	2,109	-
Trading portfolio assets	166,300	-	166,300	1,172

Loans and advances	22,451	-	22,451	2,124
Debt securities	6,420	-	6,420	-
Equity securities	4,811	-	4,811	-
Other financial assets[3]	10,924	-	10,924	-
Held in respect of linked liabilities to customers under investment contracts	1,322	-	1,322	-
Financial assets designated at fair value	45,928	-	45,928	2,124

Derivative financial instruments	517,685	-	517,685	973

Loans and advances to banks	48,777	48,777	-	-

Loans and advances to customers	454,728	454,728	-	5,298

Banks	70,267	70,267	-	-
Customers	104,125	104,125	-	-
Reverse repurchase agreements and other similar secured lending	174,392	174,392	-	-

Debt securities	68,236	-	68,236	250
Equity securities	686	-	686	-
Available for sale financial investments	68,922	-	68,922	250

Other assets	25,873	23,033	2,840	2,674

Total assets as at 30.06.12	1,631,265	829,590	801,675	12,491

Total assets as at 31.12.11	1,563,527	764,012	799,515	14,981

1

Further analysis of Investment Bank credit market exposures is on pages 65 to 66. Undrawn commitments of £201m (31 December 2011: £180m) are off-balance sheet and therefore not included in the table above.

2	Commodities primarily consist of physical inventory positions.
3	These instruments consist primarily of reverse repurchase agreements designated at fair value.

Barclays PLC – 2012 Interim Results	41

Credit Risk

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

As at 30.06.12	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
Banks	9,888	15,843	12,958	1,909	3,610	44,208
Other financial institutions	23,923	28,794	59,261	2,804	4,548	119,330
Manufacturing	6,269	2,862	1,435	1,573	604	12,743
Construction	3,651	658	1	1,270	48	5,628
Property	14,924	2,786	670	3,576	287	22,243
Government	486	3,653	1,389	3,090	1,925	10,543
Energy and water	1,748	2,400	1,657	917	274	6,996
Wholesale and retail distribution and leisure	11,888	2,541	1,135	1,738	129	17,431
Business and other services	16,144	4,635	1,312	3,407	529	26,027
Home loans	114,756	36,669	552	18,719	578	171,274
Cards, unsecured loans and other personal lending	26,202	5,518	9,553	5,335	468	47,076
Other	8,171	2,933	1,378	7,001	523	20,006
Net loans and advances to customers and banks	238,050	109,292	91,301	51,339	13,523	503,505
Impairment allowance	(3,653)	(2,635)	(2,155)	(1,436)	(67)	(9,946)

As at 31.12.11
Banks	9,251	13,503	13,349	2,956	5,648	44,707
Other financial institutions	18,474	20,059	44,965	2,264	3,888	89,650
Manufacturing	6,185	3,341	1,396	1,439	543	12,904
Construction	3,391	771	32	348	65	4,607
Property	16,230	3,193	869	3,600	212	24,104
Government	493	3,365	907	3,072	1,031	8,868
Energy and water	1,599	2,448	2,165	818	384	7,414
Wholesale and retail distribution and leisure	10,308	3,008	656	2,073	161	16,206
Business and other services	16,473	4,981	1,584	2,907	355	26,300
Home loans	112,260	38,508	566	19,437	501	171,272
Cards, unsecured loans and other personal lending	27,409	6,417	9,293	6,158	785	50,062
Other	8,363	5,554	1,312	7,471	586	23,286
Net loans and advances to customers and banks	230,436	105,148	77,094	52,543	14,159	479,380
Impairment allowance	(4,005)	(2,920)	(2,128)	(1,446)	(98)	(10,597)

Barclays PLC – 2012 Interim Results	42

Credit Risk

Loans and Advances Held at Fair Value, by Industry Sector and Geography

As at 30.06.12	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
Banks	-	435	159	339	-	933
Other financial institutions[1]	38	567	1,034	135	30	1,804
Manufacturing	174	72	80	5	13	344
Construction	171	-	-	19	6	196
Property	8,442	895	835	96	2	10,270
Government	5,624	1	-	30	24	5,679
Energy and water	29	179	343	61	3	615
Wholesale and retail distribution and leisure	64	12	113	79	4	272
Business and other services	3,314	35	305	40	-	3,694
Other	92	78	38	184	57	449
Total	17,948	2,274	2,907	988	139	24,256

As at 31.12.11
Banks	11	364	10	126	1	512
Other financial institutions[1]	142	76	892	134	21	1,265
Manufacturing	16	211	154	7	18	406
Construction	158	-	-	19	2	179
Property	8,443	1,147	575	133	3	10,301
Government	5,609	-	-	19	8	5,636
Energy and water	32	203	46	104	-	385
Wholesale and retail distribution and leisure	63	15	243	36	2	359
Business and other services	3,381	76	201	34	-	3,692
Other	90	66	55	317	71	599
Total	17,945	2,158	2,176	929	126	23,334
Impairment Allowance
				Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
At beginning of period				10,597	11,621	12,432
Acquisitions and disposals				(73)	-	(18)
Exchange and other adjustments				(168)	(361)	(79)
Unwind of discount				(109)	(118)	(125)
Amounts written off				(2,201)	(2,601)	(2,564)
Recoveries				95	165	100
Amounts charged against profit				1,805	1,891	1,875
At end of period				9,946	10,597	11,621

1	Included within Other financial institutions (Americas) are £558m (31 December 2011: £693m) of loans backed by retail mortgage collateral.

Barclays PLC – 2012 Interim Results	43

Credit Risk

Credit Impairment Charges and Other Provisions by Business

Half Year Ended 30.06.12	Loans and advances[1] £m	Available for Sale Financial Investments[2] £m	Reverse Repurchase Agreements £m	Total £m
UK RBB	122	-	-	122
Europe RBB	157	-	-	157
Africa RBB	321	-	-	321
Barclaycard	460	-	-	460
Investment Bank[3]	324	-	(1)	323
Corporate Banking	418	7	-	425
Wealth and Investment Management	19	-	-	19
Head Office and Other Operations	1	4	-	5
Total	1,822	11	(1)	1,832

Half Year Ended 31.12.11
UK RBB	261	-	-	261
Europe RBB	125	20	-	145
Africa RBB	196	-	-	196
Barclaycard	611	-	-	611
Investment Bank[3]	180	26	(2)	204
Corporate Banking	522	13	-	535
Wealth and Investment Management	22	-	-	22
Head Office and Other Operations	(1)	1	-	-
Total	1,916	60	(2)	1,974

Half Year Ended 30.06.11
UK RBB	275	-	-	275
Europe RBB	116	-	-	116
Africa RBB	270	-	-	270
Barclaycard	648	-	-	648
Investment Bank[3]	(51)	(14)	(46)	(111)
Corporate Banking	598	14	-	612
Wealth and Investment Management	19	-	-	19
Head Office and Other Operations	(1)	-	-	(1)
Total	1,874	-	(46)	1,828

—	Impairment charges on loans and advances improved 3% from the first half of 2011 to £1,822m reflecting:

-	Lower impairment in UK RBB, Barclaycard and Corporate Banking,

-	Partially offset by higher charges in some international businesses, notably in Europe and South Africa, and a higher charge in Investment Bank

—

The impairment charge of £10m against available for sale assets and reverse repurchase agreements relates to charges in Corporate Banking and Head Office and Other Operations. This compared with a release of £46m in the prior year

—	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 47 to 53

1	Includes charges of £17m (2011: £1m release) in respect of undrawn facilities and guarantees.
2	Excludes £nil (2011: £1,800m) impairment of BlackRock, Inc. recorded in Head Office and Other Operations.
3

Credit market related charges within Investment Bank comprised a net £135m charge (H2 11: £62m charge; H1 11: £76m write back) against loans and advances and £2m write back (H2 11: £2m charge; H1 11: £37m write back) against available for sale assets.

Barclays PLC – 2012 Interim Results	44

Credit Risk

Credit Risk Loans and Coverage Ratios

	CRLs		Impairment Allowance		CRL Coverage
	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.12%	As at 31.12.11%
Home loans	3,545	3,790	826	834	23.3	22.0
Cards, unsecured and other retail lending	6,000	6,626	4,195	4,540	69.9	68.5
Retail	9,545	10,416	5,021	5,374	52.6	51.6

Wholesale	10,196	10,926	4,925	5,223	48.3	47.8

Group	19,741	21,342	9,946	10,597	50.4	49.7

Credit Risk Loans

—	Overall, Credit Risk Loan (CRL) balances decreased by 8% in the first half of 2012 reflecting improvements in both the wholesale and retail portfolios.

—	CRL balances in the wholesale portfolio decreased 7% primarily due to:

–	Investment Banking, where lower balances principally reflected asset sales and paydowns

–	Corporate Banking, where lower balances principally reflected a high level of write-offs in the UK and the disposal of the Iveco Finance business in Europe

—	CRL balances in the retail portfolio decreased 8%, primarily due to:

–

Barclaycard, where reductions principally reflected lower recovery balances in UK Cards, due to asset sales; in US Cards due to lower charge-offs and higher write-offs; and in UK Secured Lending due to an update in the write-off policy

–	UK RBB, where reductions reflected falling recovery balances across the majority of portfolios

–	This was partially offset by higher balances in Europe RBB principally in the Spanish and Italian mortgage books

Coverage Ratios

—	The CRL coverage ratio increased slightly to 50.4% (2011: 49.7%) reflecting increases in:

–	the wholesale portfolio ratio to 48.3% (2011: 47.8%)

–	the retail portfolio ratio to 52.6% (2011: 51.6%)

Barclays PLC – 2012 Interim Results	45

Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.06.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges[1] £m	Loan Loss Rates[2] bps
Total retail	240,903	5,021	235,882	9,545	4.0	978	82

Wholesale - customers	223,719	4,873	218,846	10,161	4.5	842	76
Wholesale - banks	48,829	52	48,777	35	0.1	2	1
Total wholesale	272,548	4,925	267,623	10,196	3.7	844	62

Loans and advances at amortised cost	513,451	9,946	503,505	19,741	3.8	1,822	71

Loans and advances held at fair value	24,256	na	24,256

Total loans and advances	537,707	9,946	527,761

As at 31.12.11
Total retail	241,138	5,374	235,764	10,416	4.3	2,422	100

Wholesale - customers	201,348	5,178	196,170	10,892	5.4	1,362	68
Wholesale - banks	47,491	45	47,446	34	0.1	6	1
Total wholesale	248,839	5,223	243,616	10,926	4.4	1,368	55

Loans and advances at amortised cost	489,977	10,597	479,380	21,342	4.4	3,790	77

Loans and advances held at fair value	23,334	na	23,334

Total loans and advances	513,311	10,597	502,714

—	Gross loans and advances to customers and banks at amortised cost increased 5% principally reflecting an increase in settlement balances

—	This growth, combined with lower impairment charges on loans and advances resulted in a lower annualised loan loss rate of 71bps (2011 Full Year: 77bps)

—	Further detail can be found in the Retail Credit Risk and Wholesale Credit Risk sections on pages 47 to 53

1	Total credit impairment, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees, see page 44.
2	The loan loss rates for 30 June 2012 have been calculated on an annualised basis. The loan loss rates for 31 December 2011 have been calculated on the twelve months ended 31 December 2011.

Barclays PLC – 2012 Interim Results	46

Credit Risk

Retail Credit Risk

Retail Loans and Advances at Amortised Cost

As at 30.06.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges[3] £m	Loan Loss Rates bps
UK RBB	122,284	1,403	120,881	2,713	2.2	100	16
Europe RBB[1]	42,198	721	41,477	1,833	4.3	157	75
Africa RBB	25,591	770	24,821	2,087	8.2	257	202
Barclaycard	31,908	1,890	30,018	2,321	7.3	446	281
Corporate Banking[2]	1,207	145	1,062	145	12.0	1	17
Wealth and Investment Management	17,715	92	17,623	446	2.5	17	19
Total	240,903	5,021	235,882	9,545	4.0	978	82

As at 31.12.11
UK RBB	120,312	1,623	118,689	3,014	2.5	491	41
Europe RBB[1]	44,488	684	43,804	1,708	3.8	241	54
Africa RBB	26,363	731	25,632	2,362	9.0	386	146
Barclaycard	31,738	2,069	29,669	2,821	8.9	1,232	388
Corporate Banking[2]	1,453	188	1,265	182	12.5	49	337
Wealth and Investment Management	16,784	79	16,705	329	2.0	23	14
Total	241,138	5,374	235,764	10,416	4.3	2,422	100

—	Overall, gross loans and advances to customers in the retail portfolios remained broadly stable during the first half of 2012 reflecting movements in:

–	UK RBB, where a 2% increase primarily reflected growth in home loan balances

–	Europe RBB, where a 5% decrease was mainly due to the depreciation in the value of the Euro against Sterling and a strategy to reduce the net funding mismatches to the higher risk Eurozone countries

–	Wealth and Investment Management, where a 6% increase mainly reflected growth in collateralised lending to High Net Worth individuals

–	Balances in Barclaycard and Africa RBB remained broadly flat

—	The loan impairment charge improved 22% to £978m compared with H1 11, mainly as a result of lower charges across UK RBB and Barclaycard businesses with the principal drivers being:

–

UK RBB, primarily due to an improvement in recoveries in Consumer Lending, a one time benefit from refunds of payment protection insurance that increased recoveries in Consumer Lending, and a release of a provision booked in a prior period in home loans for backlogs in litigation, which have now been resolved

–	Barclaycard, principally reflecting improved delinquency rates in consumer cards

This was partially offset by higher charges in:

–	Europe RBB where credit impairment charges increased 35% to £157m reflecting deterioration in credit performance in Spain and Portugal as economic conditions continued to worsen

–

Africa RBB, where a 17% increase principally resulted from higher impairment charges in the South African home loan recoveries book. Increased focus on reducing the recoveries portfolio during H1 12 resulted in higher write-offs. Coverage was also increased to account for the lower recoverability of insolvencies, which take longer to foreclose and have a higher cost of foreclosure

—	Lower overall impairment charges coupled with stable loan balances led to a fall in the annualised loan loss rate to 82bps (FY 11: 100bps)

1	Europe RBB includes loans and advances to business customers at amortised cost.
2	Corporate Banking primarily includes retail portfolios in India and UAE.
3	Loan impairment charge as at December 2011 is the charge incurred over the period of 12 months.

Barclays PLC – 2012 Interim Results	47

Credit Risk

Analysis of Retail Gross Loans & Advances to Customers

As at 30.06.12	Secured Home Loans £m	Credit Cards, Overdrafts and Unsecured Loans £m	Other Secured Retail Lending[1] £m	Business Lending £m	Total Retail £m
UK RBB	110,004	7,054	-	5,226	122,284
Europe RBB	35,227	4,663	-	2,308	42,198
Africa RBB	18,938	2,671	3,244	738	25,591
Barclaycard	-	28,956	2,952	-	31,908
Corporate Banking	377	555	259	16	1,207
Wealth and Investment Management	7,554	1,794	8,367	-	17,715
Total	172,100	45,693	14,822	8,288	240,903

As at 31.12.11
UK RBB	107,775	7,351	-	5,186	120,312
Europe RBB	37,099	4,994	-	2,395	44,488
Africa RBB	19,691	2,715	3,405	552	26,363
Barclaycard	-	28,557	3,181	-	31,738
Corporate Banking	421	728	284	20	1,453
Wealth and Investment Management	7,120	1,860	7,804	-	16,784
Total	172,106	46,205	14,674	8,153	241,138

—	Secured home loans and credit cards, overdrafts and unsecured loans are analysed on pages 48 and 50, respectively

Secured Home Loans

—	The principal home loan portfolios listed below account for 93% (December 2011: 93%) of total home loans in the Group’s retail portfolios

—	Total home loans to retail customers remained stable. New lending was also stable to meet customer demand whilst maintaining a broadly stable risk appetite

—	Home loans as a proportion of retail gross loans and advances remained broadly unchanged at 71%

Home Loans Principal Portfolios2

As at 30.06.12	Gross Loans and Advances £m	> 90 Day Arrears %	Gross Charge-off Rates %	Recoveries Proportion of Outstanding Balances %	Recoveries Impairment Coverage Ratio %
UK	110,004	0.3	0.5	0.5	14.2
South Africa	16,752	2.8	3.2	6.7	28.9
Spain	13,886	0.7	1.0	1.7	28.7
Italy	15,450	1.0	0.7	1.6	27.5
Portugal	3,747	0.6	1.4	2.4	23.0

As at 31.12.11
UK	107,775	0.3	0.6	0.6	15.3
South Africa	17,585	3.2	3.7	6.9	19.4
Spain	14,918	0.5	0.6	1.6	32.5
Italy	15,935	1.0	0.5	1.3	29.3
Portugal	3,891	0.6	1.1	2.0	15.0

1	Other Secured Retail Lending includes Absa Vehicle and Auto Finance in Africa RBB, FirstPlus in Barclaycard and Investment Leverage portfolio in Wealth and Investment Management.
2	Excluded from the above analysis are: Wealth home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.

Barclays PLC – 2012 Interim Results	48

Credit Risk

—	Arrears rates remained steady in the UK as targeted balance growth and better customer affordability continued to be supported by the low base rate environment

—

Arrears rates and gross charge-off rates for South Africa home loans decreased reflecting improvements in portfolio performance. However, increased focus on reducing the recoveries portfolio during H1 12 resulted in higher write-offs. Coverage was also increased to account for the lower recoverability of insolvencies, which take longer to foreclose and have a higher cost of foreclosure

—

Credit performance of home loans in Europe continued to worsen as economic conditions deteriorated further. In Spain Home Loans, the recoveries impairment coverage ratio decreased partly due to completion of a higher number of foreclosures in process. The overall impairment allowance for the whole book increased by 8% with overall coverage increasing from 63bps to 73bps since December 2011

Home Loans - Distribution of Balances by LTV (Updated Valuations)1

	UK		South Africa		Spain[2]		Italy		Portugal[2]
	30.06.12%	31.12.11%	30.06.12%	31.12.11%	30.06.12%	31.12.11%	30.06.12%	31.12.11%	30.06.12%	31.12.11%
<=75%	78.3	77.6	60.3	58.8	67.7	72.1	73.1	70.7	44.1	49.0
>75% and <=80%	7.8	7.5	8.8	8.7	6.4	6.6	17.3	16.8	8.8	11.4
>80% and <=85%	5.2	5.3	8.3	8.3	6.1	5.7	7.7	10.2	12.4	13.7
>85% and <=90%	3.2	3.6	6.9	7.2	5.0	4.0	1.1	1.3	11.6	9.4
>90% and <=95%	2.2	2.4	4.7	5.3	3.6	2.6	0.4	0.5	8.7	8.8
>95%	3.4	3.6	10.9	11.7	11.1	9.0	0.5	0.5	14.4	7.7

Marked to market LTV %[3]	44.3	44.3	45.0	45.2	62.7	60.1	46.5	46.9	73.1	69.6
Average LTV on new mortgages	55.3	54.0	62.9	61.2	62.5	61.3	56.2	59.6	60.6	67.7
New mortgages proportion above 85% LTV	4.8	0.8	33.3	29.9	5.2	1.3	-	-	4.6	5.5

	30.06.12	30.06.11	30.06.12	30.06.11	30.06.12	30.06.11	30.06.12	30.06.11	30.06.12	30.06.11
New mortgages (£m)	7,800	7,600	504	725	115	343	516	1,750	68	275

—	Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV lending and moderate LTV on existing portfolios

—

During the first half of 2012, using current valuations, the average LTV of principal home loans portfolios remained broadly stable in UK, South Africa and Italy. However, they increased in Spain and Portugal as a result of continued decline in the current value of residential property

—

The increase in average LTV for new mortgage business in the UK was driven by the launch of a 90% LTV product, reflecting an increase in risk appetite on higher LTV lending. The volume in this sector is constrained by risk limits

—

In line with expectations, new lending significantly reduced in the first half of 2012 across Europe home loan portfolios due to lending policy tightening. The average LTV on new mortgages for Spain increased moderately and was within Group approved risk profile. While new mortgages proportion above 85% LTV increased in the first half of 2012, they remain broadly flat on an absolute basis

—	In the UK, buy to let mortgages comprised 6% of the total stock (2011: 6%)

1	Excluded from the above analysis are: Wealth home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.
2	Spain and Portugal marked to market methodology based on balance weighted approach.
3

Portfolio marked to market based on the most updated valuation and includes recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 30 June 2012 to calculate the Average MTM Portfolio LTV as at 30 June 2012.

Barclays PLC – 2012 Interim Results	49

Credit Risk

Credit Cards, Overdrafts and Unsecured Loans

—	The principal portfolios listed below account for 83% (December 2011: 82%) of total Credit Cards, Overdrafts and Unsecured Loans in the Group’s retail portfolios

Principal Portfolios As at 30.06.12	Gross Loans and Advances £m	30 Day Arrears %	90 Day Arrears %	Gross Charge-off Rates %	Recoveries Proportion of Outstanding Balances %	Recoveries Impairment Coverage Ratio %
UK cards[1],[2]	14,686	2.7	1.2	5.1	6.3	80.7
US cards[3]	8,510	2.5	1.2	5.7	3.1	89.3
UK personal loans	5,030	3.0	1.4	5.3	17.7	79.9
Barclays Partner Finance	2,224	2.0	1.0	4.1	6.1	77.5
South Africa cards	1,874	5.1	2.5	4.1	6.0	77.0
Europe RBB cards[4]	1,616	6.2	2.8	9.2	15.4	91.4
Italy salary advance loans[5]	1,518	2.0	1.0	8.8	8.0	11.5
South Africa personal loans	1,115	6.7	4.1	8.7	7.3	75.0
UK overdrafts	1,225	5.8	3.8	8.4	16.1	91.8

As at 31.12.11
UK cards[1],[2]	14,692	2.7	1.2	6.2	6.8	85.2
US cards[3]	8,303	3.1	1.5	7.6	3.5	92.1
UK personal loans	5,166	3.4	1.7	6.5	19.0	82.8
Barclays Partner Finance	2,122	2.4	1.3	4.6	6.3	84.8
South Africa cards	1,816	4.9	2.7	5.5	6.7	72.9
Europe RBB cards[4]	1,684	5.9	2.6	10.1	13.8	89.5
Italy salary advance loans[5]	1,629	2.6	1.3	6.3	6.6	11.7
South Africa personal loans	1,164	6.4	3.9	8.3	6.9	72.4
UK overdrafts	1,322	6.0	3.9	9.7	17.5	90.6

—

Total Credit Cards, Overdrafts and Unsecured Loans remained broadly stable with the increase in card portfolios due to acquisitions being offset by decreases in unsecured loans and overdraft portfolios

—

In the first half of 2012, arrears rates improved in the main UK and US portfolios and also in the smaller Italian salary advance loans portfolio. Arrears rates in the European Cards portfolios deteriorated marginally in the same period, reflecting the difficult economic environment. The South African card portfolio deteriorated marginally due to slightly increased risk appetite but performance remains within expectations

—

90 day arrears remained stable at 1.2% (2011: 1.2%) in UK Cards. Arrears improved to 1.2% (2011: 1.5%) in US Cards, reflecting a continued move towards better asset quality and a continued shift in mix to Partner originations, which has historically produced lower delinquencies and losses

1

UK cards includes balances related to the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

2	UK cards includes Barclays Branded Card and Partnership Card assets.
3	Risk metrics exclude the impact of the $1.4bn Upromise portfolio acquired in December 2011.
4	Europe RBB cards includes Spain, Portugal and Italy card assets.
5

The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Barclays PLC – 2012 Interim Results	50

Credit Risk

Retail Forbearance Programmes

Forbearance Programmes on Principal Credit Cards, Overdrafts, Unsecured Loan and Home Loans Portfolios

—	Forbearance on the Group’s principal portfolios in the US, UK and Europe are presented below

—

The level of forbearance extended to customers in other retail portfolios is not material and, typically, is not a significant factor in the management of customer relationships. However, should forbearance in any of these portfolios become material, they will be added to this disclosure

Principal Portfolios As at 30.06.12	Gross L&A Subject to Forbearance Programmes £m	Forbearance Programmes Proportion of Outstanding Balances %	Impairment Coverage on Gross L&A Subject to Forbearance Programmes %	Marked to Market LTV of Home Loan Forbearance Balances %
Home Loans
UK	1,631	1.5	0.8	31.7
Spain	177	1.3	5.4	66.0
Italy	185	1.2	2.3	47.6

Credit Cards, Overdrafts and Unsecured Loans
UK cards[1,2]	995	6.6	38.0	n/a
UK personal loans	186	3.7	28.5	n/a
US cards	111	1.6	18.5	n/a

As at 31.12.11
Home Loans
UK	1,613	1.5	0.8	31.6
Spain	145	1.0	3.7	67.4
Italy	171	1.1	2.6	46.5

Credit Cards, Overdrafts and Unsecured Loans
UK cards[1,2]	989	6.5	38.2	n/a
UK personal loans	201	3.8	29.5	n/a
US cards	125	1.7	19.7	n/a

—

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on the extent of the financial dislocation. Short term solutions focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions are offered, which may also include interest rate concessions

—	Loans in forbearance in the principal home loans portfolios increased 3% to £1,993m, mainly due to an increase in Spain home loans

—

Within UK home loans, term extensions account for over 80% of forbearance balances, the majority of the remainder being switches from repayment to interest only. An additional £1.6bn of interest only mortgages have received a term extension since January 2008 but in these cases the contractual monthly payments did not alter. These have not been classified as forbearance in the above analysis

—

In Spain, all forbearance accounts are full account restructures. In Italy, the majority of balances relate to specific schemes required by the Government (e.g. debt relief scheme following the earthquake of 2009) and amendments are weighted towards payment holidays and interest suspensions

—	Loans in forbearance in the principal Credit Cards, Overdrafts and Unsecured Loans portfolios decreased 2% to £1,292m

—	Impairment allowances against UK cards forbearance decreased, reflecting improved expectations on debt repayment. As a result, the impairment coverage ratio decreased during the first half of 2012

1	UK cards includes Barclays Branded Card and Partnership Card assets.
2

UK cards includes balances related to the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

Barclays PLC – 2012 Interim Results	51

Credit Risk

Wholesale Credit Risk

Wholesale Loans and Advances at Amortised Cost1

As at 30.06.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
UK RBB	2,844	66	2,778	241	8.5	22	156
Africa RBB	9,952	278	9,674	839	8.4	64	129
Barclaycard[2]	589	7	582	5	0.8	14	478
Investment Bank[3]	188,414	2,494	185,920	4,631	2.5	324	35
Corporate Banking	67,034	2,010	65,024	4,117	6.1	417	125
- UK	53,765	433	53,332	1,243	2.3	143	53
- Europe	8,716	1,474	7,242	2,714	31.1	273	630
- Rest of World	4,553	103	4,450	160	3.5	1	4
Wealth and Investment Management	2,441	52	2,389	329	13.5	2	16
Head Office and Other Functions	1,274	18	1,256	34	2.7	1	16
Total	272,548	4,925	267,623	10,196	3.7	844	62

As at 31.12.11
UK RBB	2,743	63	2,680	285	10.4	45	164
Africa RBB	9,729	294	9,435	720	7.4	80	82
Barclaycard[2]	476	8	468	3	0.6	27	567
Investment Bank[3]	161,194	2,555	158,639	5,253	3.3	129	8
Corporate Banking	70,268	2,235	68,033	4,312	6.1	1,071	152
- UK	53,668	545	53,123	1,267	2.4	345	64
- Europe	12,576	1,574	11,002	2,876	22.9	699	556
- Rest of World	4,024	116	3,908	169	4.1	27	67
Wealth and Investment Management	2,471	51	2,420	317	12.8	18	73
Head Office and Other Functions	1,958	17	1,941	36	1.8	(2)	nm
Total	248,839	5,223	243,616	10,926	4.4	1,368	55

—

Gross loans and advances to customers and banks increased 10% to £273bn principally as a result of a rise of 17% in the Investment Bank to £188bn. For more detail, see analysis of Investment Bank wholesale loans and advances on page 60

—	This was partially offset by a 5% decrease in balances in Corporate Banking primarily in Europe due to the disposal of the Iveco Finance business and a reduction in Spanish exposures

—

The loan impairment charge increased 37% to £844m compared to 30 June 2011 (£617m), reflecting a charge of £324m (2011: £51m release) in Investment Bank, which primarily related to ABS CDO Super Senior positions and higher losses on single name exposures. The increase from the prior year was mostly due to a non- recurring release of £223m in the Investment Bank during 2011

—

Loan impairment charges reduced by 28% in Corporate Banking, principally due to lower impairment charges in Spain reflecting ongoing initiatives to reduce exposure within the property and construction sector

—	The higher impairment charge coupled with the higher loan balances resulted in an annualised loan loss rate of 62bps (Full Year 2011: 55bps)

1	Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to Customers at Amortised Cost table on page 47.
2	Barclaycard wholesale loans and advances represent corporate credit and charge cards.
3

Investment Bank gross loans and advances include cash collateral and settlement balances of £111bn as at 30 June 2012 and £97.7bn as at 30 June 2011. Excluding these balances CRLs as a proportion of gross loans and advances were 5.98 % and 6.1% respectively.

Barclays PLC – 2012 Interim Results	52

Credit Risk

Wholesale Forbearance

—	Wholesale client relationships are individually managed and lending decisions are made with reference to specific circumstances and on bespoke terms

—

Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard terms (e.g. lending criteria that differ from current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates

—	Where a concession is granted that is not a result of financial difficulty and/or is within our current standard terms, the concession would not be considered as forbearance

—

The Group Watchlist (WL)/Early Warning List (EWL) and Forbearance Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the obligor is placed on WL/EWL. The obligor then remains on WL/EWL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied

—	Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where customers are in arrears and require renegotiation of terms

—

The control framework includes regular sampling to ensure watch list and impairment policies are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment

Analysis of Investment Banking Wholesale Loans and Advances at Amortised Cost

As at 30.06.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
Loans and advances to banks
Interbank lending	15,990	52	15,938	51	0.3	5	6
Cash collateral and settlement balances	29,287	-	29,287	-	-	-	-
Loans and advances to customers
Corporate lending	37,253	515	36,738	1,166	3.1	149	80
Government lending	2,757	-	2,757	-	-	-	-
ABS CDO Super Senior	3,269	1,654	1,615	3,269	100.0	131	806
Other wholesale lending	17,886	273	17,613	145	0.8	39	44
Cash collateral and settlement balances	81,972	-	81,972	-	-	-	-
Total	188,414	2,494	185,920	4,631	2.5	324	35

As at 31.12.11
Loans and advances to banks
Interbank lending	19,655	45	19,610	34	0.2	(5)	(3)
Cash collateral and settlement balances	23,066	-	23,066	-	-	-	-
Loans and advances to customers
Corporate lending	38,326	730	37,596	1,515	4.0	194	51
Government lending	3,276	-	3,276	-	-	-	-
ABS CDO Super Senior	3,390	1,548	1,842	3,390	100.0	6	18
Other wholesale lending	20,840	232	20,608	314	1.5	(66)	(32)
Cash collateral and settlement balances	52,641	-	52,641	-	-	-	-
Total	161,194	2,555	158,639	5,253	3.3	129	8

—	Investment Bank wholesale loans and advances increased 17% to £188,414m driven by higher settlement balances offset by a reduction in interbank and other wholesale lending

—	Included within corporate lending and other wholesale lending portfolios are £3,270m (2011: £3,204m) of loans backed by retail mortgage collateral classified within financial institutions

Barclays PLC – 2012 Interim Results	53

Credit Risk

Group Exposures to Eurozone Countries

—

The Group recognises the risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—	Risks associated with a potential partial break-up of the Euro area include:

–	Direct credit and market risk exposures arising from potential sovereign default and/or arising from exposures to retail and corporate customers and counterparties within the countries (see below)

–	Credit and market risk exposures relating to wholesale and retail customers and counterparties in other Eurozone countries arising as result of economic slowdown or default (see p55)

–	Indirect exposures relating to credit derivative exposures that reference Eurozone sovereign debt (see p56)

–	Redenomination risk arising on the mismatch in currency funding of local Eurozone balance sheets in the event that one or more countries exit the Euro (see p56)

—

The Group has performed and continues to perform stress tests to model the event of a break-up of the Eurozone area. Contingency planning has also been undertaken based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenario(s). Further tests are planned in H2 2012. Where issues have been identified, appropriate remedial actions have either been completed or are underway

Direct credit and market risk exposures

—

The following table shows Barclays total exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 58 to 64, and the basis of preparation is on page 57

As at 30.06.12	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on- balance sheet exposure £m	Off-balance sheet contingent liabilities and commitments £m	Total exposure £m
Spain	2,207	1,082	5,117	13,645	2,988	25,039	3,244	28,283
Italy	2,551	270	2,500	15,447	2,134	22,902	2,616	25,518
Portugal	588	45	2,415	3,510	1,879	8,437	2,740	11,177
Ireland	211	4,222	1,109	91	105	5,738	1,570	7,308
Cyprus	8	6	130	51	6	201	122	323
Greece	1	1	59	8	19	88	20	108

As at 31.12.11
Spain	2,530	987	5,345	14,654	3,031	26,547	3,842	30,389
Italy	3,493	669	2,918	15,934	2,335	25,349	3,140	28,489
Portugal	810	51	3,295	3,651	2,053	9,860	2,536	12,396
Ireland	244	4,311	977	94	86	5,712	1,582	7,294
Cyprus	15	-	128	51	2	196	127	323
Greece	14	2	67	5	18	106	26	132

—	During the first half of 2012 the Group’s sovereign exposure to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 22% to £5.6bn

–

Spanish sovereign exposure reduced 13% to £2.2bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, which have been replaced by interest rate swaps with alternative counterparties

–	Italian sovereign exposure decreased 27% to £2.6bn principally due to a reduction in government bonds held at fair value

–	Portuguese sovereign exposure reduced 27% to £0.6bn due to a reduction in government bonds held as available for sale

Barclays PLC – 2012 Interim Results	54

Credit Risk

—

Italian non-sovereign exposures decreased £1.5bn to £20.4bn, principally due to a £0.5bn decrease in residential mortgages (with an average LTV of 46.5%), and a £0.4bn reduction in exposures to financial institutions

—	Ireland exposures remained flat at £5.7bn, with exposure to domestic Irish banks remaining minimal

—	Exposure to Cyprus, which received external support for its funding during the period, remained flat at £0.2bn

—	Exposure to Greece remains minimal

—	Retail lending in Spain, Italy and Portugal decreased 5% to £39.6bn while lending to corporates decreased 13% to £10.0bn reflecting continued prudent risk management of portfolios

Exposures to other Eurozone countries

—

Barclays has net exposures to other Eurozone countries as set out below. The net exposures are shown as they provide the best measure of counterparty credit risk. Exposures to individual countries that are less than £1bn are reported in aggregate under Other

As at 30.06.12	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on- balance sheet exposure £m	Off-balance sheet contingent liabilities and commitments £m	Total exposure £m
France	3,867	4,350	3,432	2,612	267	14,528	6,949	21,477
Germany	1,170	5,377	2,985	26	1,605	11,163	6,457	17,620
Netherlands	2,513	4,646	1,857	16	23	9,055	1,918	10,973
Luxembourg	24	3,104	551	100	91	3,870	760	4,630
Belgium	2,670	88	303	10	4	3,075	1,660	4,735
Austria	675	300	178	5	1	1,159	182	1,341
Other	772	136	91	30	42	1,071	479	1,550

As at 31.12.11
France	4,189	4,969	4,232	2,796	260	16,446	8,121	24,567
Germany	3,444	2,570	2,963	14	1,551	10,542	6,623	17,165
Netherlands	244	4,596	1,807	14	4	6,665	1,899	8,564
Luxembourg	-	2,557	809	103	85	3,554	765	4,319
Belgium	2,033	42	282	10	-	2,367	881	3,248
Austria	134	360	237	5	2	738	119	857
Other	500	50	78	35	43	706	496	1,202

Barclays PLC – 2012 Interim Results	55

Credit Risk

Credit Derivatives Referencing Eurozone Sovereign Debt

—

The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) primarily for risk management purposes for which the reference asset is government debt. These have the net effect of reducing the Group’s exposure in the event of sovereign default

As at 30.06.12	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
Fair value
- Bought	400	541	225	166	1	-
- Sold	(389)	(443)	(218)	(173)	(1)	-
Net derivative fair value	11	98	7	(7)	-	-
Contract notional amount
- Bought	(2,773)	(4,040)	(1,126)	(1,177)	(4)	-
- Sold	2,545	3,621	1,048	1,077	4	-
Net derivative notional amount	(228)	(419)	(78)	(100)	-	-
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(217)	(321)	(71)	(107)	-	-

—	Credit derivatives are arrangements whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the protection

—	The majority of credit derivatives referencing sovereign assets are bought and sold to support customer transactions and for risk management purposes

—

The contract notional amount represents the value of the reference asset being insured, while the fair value represents the change in the value of the reference asset, adjusted for the credit worthiness of the counterparty providing the protection

—	The net derivative notional amount represents a reduction in exposures and should be considered alongside the direct exposures as disclosed in the preceding pages

—

In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 30 June 2012, the net liability in respect of these guarantees was £45m (31 December 2011: £41m)

Eurozone balance sheet funding mismatches

—

Redenomination risk is the risk of financial loss to the Group should one or more countries exit from the Euro, leading to the devaluation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and funding

—

Within Barclays, retail banking, corporate banking and wealth activities in the Eurozone are generally booked locally within each country. Locally booked external customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding mismatch between local external assets and liabilities is met through local funding secured against customer loans and advances, with any residual mismatch funded through the Group

—	Barclays continues to monitor and take mitigating actions to limit the potential impact of the Eurozone volatility on local balance sheet funding

—

During 2012, a series of mitigating actions has been taken to reduce local net funding mismatches including the drawdown of €8.2bn in the European Central Bank’s three year LTRO in Spain and Portugal and additional deposit taking in Spain. As a result of these mitigating actions the Group reduced the aggregate net funding mismatch in local balance sheets from £12.1bn to £2.5bn in Spain and from £6.9bn to £3.7bn in Portugal during the six months to 30 June 2012

—

In Italy, where the risk of redenomination is judged to be significantly lower, net funding by the Group as at 30 June 2012 is materially unchanged at £11.9bn compared to 31 December 2011. Collateral is available to support additional secured funding in Italy should the risk of redenomination increase

—

Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Barclays PLC – 2012 Interim Results	56

Credit Risk

Detailed Eurozone credit exposures tables

Basis of preparation

—	Further detail for the Eurozone countries deemed as higher risk and that are the subject of particular market focus is disclosed in the following tables (pages 58 to 64)

—

The following tables are prepared on the same basis as the 2011 Results Announcement and present the direct balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate

—

Trading and derivatives balances relate to investment banking activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss. Assets and liabilities are presented by counterparty type, whereby positions are netted to the extent allowable under IFRS excluding cross border netting for multinational counterparties. Cash collateral is then presented by counterparty to give a net credit exposure

—

Available for sale assets are principally investments in government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities. Balances are reported on a fair value basis, with movements in fair value going through equity

—

Loans and advances held at amortised cost[1] comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios, largely reflecting established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients. Settlement balances and cash collateral are excluded from this analysis

—

Sovereign exposures reflect direct exposures to central and local governments[2], the majority of which are used for hedging interest rate risk relating to local activities. These positions are being actively replaced by non-government instruments such as interest rate swaps. The remaining portion is actively managed reflecting our role as a leading primary dealer, market-maker and liquidity provider to our clients

—	Financial institution and corporate exposures reflect the country of operations of the counterparty (including foreign subsidiaries and without reference to cross-border guarantees)

—	Retail exposures reflect the country of residence of retail customers

—	Exposures on loans and advances to other geographies including Europe as a whole are set out on page 42

—

Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of our corporate clients. Information on the terms and potential limitations of such facilities is presented on page 78

1	The Group also enters into reverse repurchase agreements and other similar secured lending, which are fully collateralised.
2

In addition, the Group held cash with the central banks of these countries totalling £0.4bn as at 30 June 2012. Other immaterial balances with central banks are classified within loans to financial institutions.

Barclays PLC – 2012 Interim Results	57

Credit Risk

Spain	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV Through P&L £m	Total as at 30.06.12 £m	Total as at 31.12.11 £m
Sovereign	1,063	(831)	232	67	(67)	-	-	-	232	-
Financial institutions	385	(159)	226	8,327	(7,548)	(779)	-	141	367	221
Corporate	996	(326)	670	393	(81)	-	312	309	1,291	629

				Available for Sale Assets as at 30.06.12						Total as at 31.12.11 £m
Fair Value through Equity				Cost[1] £m		AFS Reserve £m		Total £m
Sovereign					2,084		(158)		1,926	2,468
Financial institutions					495		(28)		467	490
Corporate					5		-		5	2

										Total as at 31.12.11 £m
Held at Amortised Cost				Loans and Advances as at 30.06.12
					Gross £m		Impairment Allowances £m		Total £m
Sovereign					49		-		49	62
Financial institutions					259		(11)		248	276
Residential mortgages					13,724		(79)		13,645	14,654
Corporate					4,903		(1,082)		3,821	4,714
Other retail lending					3,068		(80)		2,988	3,031

Contingent Liabilities and Commitments									Total as at 30.06.12 £m	Total as at 31.12.11 £m

Sovereign									162	188
Financial institutions									17	22
Residential mortgages									14	20
Corporate									2,027	2,510
Other retail lending									1,024	1,102

—	Sovereign

–	Largely AFS holdings in government bonds

–	No impairment and £158m (2011: £51m) cumulative loss held in the AFS reserve

—	Financial institutions

–	£367m (2011: £221m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities

–	£467m (2011: £490m) AFS assets with £28m (2011: £17m) cumulative loss held in the AFS reserve

—	Residential mortgages

–	Fully secured on residential property with average marked to market LTV of 62.7% (2011: 60.1%), which is reflected in the CRL coverage of 26% (2011: 28%)

–	90 day arrears rates and annualised loan loss rates have increased above 2011 levels

—	Corporate

–	£3,821m (2011: £4,714m) net lending to corporates with impairment allowance of £1,082m (2011: £1,187m) and CRL coverage of 54% (2011: 57%)

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Interim Results	58

Credit Risk

–

Lending to property and construction industry of £1,556m (2011: £1,866m) which is largely secured on real estate collateral, with impairment allowance of £795m (2011: 810m) and CRL coverage of 58% (2011: 49%)

–	Balances on early warning lists peaked in September 2009. Portfolio kept under close review and impairment incurred as appropriate

–	Corporate impairment in Spain was at its highest level in H1 2010 when commercial property declines were reflected earlier in the cycle

–	£368m (2011: £488m) Investment Bank lending to multinational and large national corporates, which continues to perform

—	Other retail lending

–	£1,045m (2011: £1,115m) credit cards and unsecured loans. Early and late cycle arrears rates and charge off rates in credit cards and unsecured loans were stable in the first half of 2012

–	£1,542m (2011: £1,529m) lending to small and medium enterprises (SMEs), largely secured against commercial property

—	Contingent liabilities and commitments of £2,027m (2011: £2,510m) to corporate customers and £1,024m (2011: £1,102m) principally to undrawn facilities to SMEs and undrawn credit lines

Italy

	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.06.12 £m	Total as at 31.12.11 £m
Sovereign	2,411	(2,102)	309	1,293	(1,004)	-	289	-	598	1,144
Financial institutions	163	(153)	10	6,413	(4,614)	(1,799)	-	119	129	456
Corporate	122	(122)	-	418	(246)	-	172	243	415	171

										Total
Fair Value through Equity				Available for Sale Assets as at 30.06.12						as at
					Cost[1] £m	AFS Reserve £m		Total £m		31.12.11 £m
Sovereign					2,020		(80)		1,940	2,334
Financial institutions					132		(5)		127	138
Corporate					29		1		30	27

										Total
Held at Amortised Cost				Loans and Advances as at 30.06.12						as at
					Gross £m		Impairment Allowances £m		Total £m	31.12.11 £m
Sovereign					13		-		13	15
Financial institutions					14		-		14	75
Residential mortgages					15,542		(95)		15,447	15,934
Corporate					2,210		(155)		2,055	2,720
Other retail lending					2,325		(191)		2,134	2,335

									Total	Total
Contingent Liabilities and Commitments									as at 30.06.12 £m	as at 31.12.11 £m
Financial institutions									13	17
Residential mortgages									60	101
Corporate									1,668	2,034
Other retail lending									875	988

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Interim Results	59

Credit Risk

—	Sovereign

–	Largely holdings in government bonds held at fair value

–	£309m (2011: £566m) trading portfolio and £1,940m (2011: £2,334m) AFS assets with £80m (2011: £123m) cumulative loss held in the AFS reserve

—	Financial institutions

–

Predominantly investments in debt securities, including £127m (2011: £138m) AFS assets and £10m (2011: £287m) trading portfolio, the majority held by the Investment Bank to support trading and market making activities

—	Residential mortgages

–	Fully secured on residential property with average marked to market LTVs of 46.5% (2011: 46.9%)

–	90 day arrears rates were stable in H1 12

–	The CRL coverage of 23% (2011: 25%) reflects the above

—	Corporate

–	Focused on large corporate clients with very limited exposure to property sector

–	Balances in early warning lists broadly stable since December 2011

–	Majority of exposures categorised as Strong or Satisfactory

—	Other retail lending

–

£1,503m (2011: £1,615m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans improved in H1 12 while charge off rates deteriorated in the same period

–	£432m (2011: £483m) credit cards and other unsecured loans. While arrears rates have marginally deteriorated, the charge-off rates have improved within the cards portfolio

—	Contingent liabilities and commitments of £1,668m (2011: £2,034m) to corporate customers and £875m (2011: £988m) principally undrawn credit card lines

Barclays PLC – 2012 Interim Results	60

Credit Risk

Portugal	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.06.12 £m	Total as at 31.12.11 £m
Sovereign	64	(64)	-	262	(262)	-	-	-	-	69
Financial institutions	16	(4)	12	293	(293)	-	-	-	12	11
Corporate	47	(23)	24	454	(212)	(4)	238	-	262	328

										Total
Fair Value through Equity				Available for Sale Assets as at 30.06.12						as at
					Cost[1] £m	AFS Reserve £m		Total £m		31.12.11 £m
Sovereign					606		(56)		550	716
Financial institutions					2		-		2	2
Corporate					536		(2)		534	677

										Total
Held at Amortised Cost				Loans and Advances as at 30.06.12						as at
					Gross £m		Impairment Allowances £m		Total £m	31.12.11 £m
Sovereign					38		-		38	25
Financial institutions					31		-		31	38
Residential mortgages					3,534		(24)		3,510	3,651
Corporate					1,849		(230)		1,619	2,290
Other retail lending					2,047		(168)		1,879	2,053

Contingent Liabilities and Commitments									Total as at 30.06.12 £m	Total as at 31.12.11 £m
Sovereign									4	3
Financial institutions									8	3
Residential mortgages									39	52
Corporate									1,240	1,101
Other retail lending									1,449	1,377

—	Sovereign

–	Largely AFS government bonds

–	No impairment and £56m (2011: £159m) cumulative loss held in the AFS reserve

—	Residential mortgages

–	Fully secured on residential property with average marked to market LTVs of 73.1% (2011: 69.6%)

–	CRL coverage of 21% (2011: 14%)

—	Corporate

–	Net loans and advances of £1,619m (2011: £2,290m), which includes exposures to the property and construction sectors of £306m (2011: £541m) secured, in part, on real estate collateral

–	CRL coverage of 45% (2011: 44%), reflecting a total of £512m (2011: £443m) CRLs and an impairment allowance of £230m (2011: £194m)

–

Commercial paper of £534m (2011: £677m) held as AFS assets at fair value with identified impairment of £11m (2011: £8m). These assets are typically of short term maturity and, reflecting local business practice, are issued by corporate customers in place of overdraft facilities

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Interim Results	61

Credit Risk

—	Other retail lending

–	£988m (2011: £1,052m) credit cards and unsecured loans. During the first half of 2012, arrears rates in cards portfolio rose while charge-off rates improved marginally

–	£645m (2011: £739m) of lending to small and medium enterprises, largely secured against commercial property

–	CRL coverage of 65% (2011: 78%) and reflects the level of exposure to credit cards and unsecured loans

—	Contingent liabilities and commitments of £1,240m (2011: £1,101m) to corporate customers and £1,449m (2011: £1,377m) principally undrawn facilities to SME and undrawn credit card lines

Ireland

	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m	Designated at FV through P&L £m	Total as at 30.06.12 £m	Total as at 31.12.11 £m
Sovereign	20	(20)	-	-	-	-	-	-	-	39
Financial institutions	1,308	(43)	1,265	4,421	(4,170)	(251)	-	530	1,795	1,561
Corporate	119	(38)	81	248	(77)	(80)	91	66	238	52

				Available for Sale Assets as at 30.06.12						Total as at 31.12.11 £m
Fair Value through Equity					Cost[1] £m	AFS Reserve £m		Total £m
Sovereign					216		(5)		211	205
Financial institutions					54		(25)		29	249
Corporate					3		-		3	-

				Loans and Advances as at 30.06.12
Held at Amortised Cost					Gross £m		Impairment Allowances £m		Total £m	Total as at 31.12.11 £m
Financial institutions					2,556		(158)		2,398	2,501
Residential mortgages					99		(8)		91	94
Corporate					889		(21)		868	925
Other retail lending					105		-		105	86

Contingent Liabilities and Commitments									Total as at 30.06.12 £m	Total as at 31.12.11 £m
Financial institutions[2]									548	702
Corporate									1,013	872
Other retail lending									9	8

—	Sovereign

–	£211m AFS (2011: £205m) with £5m (2011: £10m) cumulative loss held in the AFS reserve

—	Financial institutions

–	Exposure focused on financial institutions with investment grade credit ratings

–	Exposure to Irish banks amounted to £82m (2011: £58m)

–	£0.9bn (2011: £1.3bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

2	The comparative figure has been restated following the re-designation of counterparties from the year end.

Barclays PLC – 2012 Interim Results	62

Credit Risk

—	Corporate

–	£868m (2011: £925m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland

–	The portfolio continues to perform and has not been impacted materially by the decline in the property sector

—	Other lending of £196m (2011: £180m), including £91m (2011: £94m) secured on residential property

—	Contingent liabilities and commitments of 1,013m (2011: £872m) to corporate customers

Greece	Trading Portfolio			Derivatives				Designated at FV through P&L £m
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m		Total as at 30.06.12 £m	Total as at 31.12.11 £m

Sovereign	-	-	-	-	-	-	-	-	-	8
Financial institutions	1	-	1	917	(54)	(863)	-	-	1	2
Corporate	2	-	2	-	-	-	-	-	2	3

										Total as at 31.12.11 £m
Fair Value through Equity				Available for Sale Assets as at 30.06.12
				Cost[1] £m		AFS Reserve £m		Total £m

Sovereign					1		-		1	6

										Total as at 31.12.11 £m
Held at Amortised Cost				Loans and Advances as at 30.06.12
					Gross £m		Impairment Allowances £m		Total £m
Residential mortgages					8		-		8	5
Corporate					57		-		57	64
Other retail lending					28		(9)		19	18

Contingent Liabilities and Commitments									Total as at 30.06.12 £m	Total as at 31.12.11 £m

Financial institutions									-	1
Corporate									3	3
Other retail lending									17	22

Barclays PLC – 2012 Interim Results	63

Credit Risk

Cyprus	Trading Portfolio			Derivatives				Designated at FV through P&L £m
Fair Value through Profit and Loss	Trading Portfolio Assets £m	Trading Portfolio Liabilities £m	Net Trading Portfolio £m	Gross Assets £m	Gross Liabilities £m	Cash Collateral £m	Net Derivatives £m		Total as at 30.06.12 £m	Total as at 31.12.11 £m

Sovereign	1	-	1	-	-	-	-	-	1	-
Financial institutions	6	-	6	59	(30)	(29)	-	-	6	-
Corporate	-	-	-	28	(8)	(5)	15	-	15	11

										Total as at 31.12.11
Held at Amortised Cost				Loans and Advances as at 30.06.12
					Gross £m	Impairment Allowances £m			Total £m	£m

Sovereign					7		-		7	15
Residential mortgages					51		-		51	51
Corporate					130		(15)		115	117
Other retail lending					6		-		6	2

Contingent Liabilities and Commitments									Total as at 30.06.12 £m	Total as at 31.12.11 £m

Residential mortgages									1	-
Corporate									101	107
Other retail lending									20	20

Barclays PLC – 2012 Interim Results	64

Credit Risk

Investment Bank Credit Market Exposures1

					Half Year Ended 30.06.12

US Residential Mortgages	As at 30.06.12 $m	As at 31.12.11 $m	As at 30.06.12 £m	As at 31.12.11 £m	Fair Value (Losses)/ Gains and Net Funding £m	Impairment Release/ (Charge) £m	Total (Losses)/ Gains £m
ABS CDO Super Senior	2,535	2,844	1,615	1,842	(14)	(131)	(145)
US sub-prime and Alt-A2	1,621	2,134	1,033	1,381	52	(9)	43

Commercial Mortgages
Commercial real estate loans and properties	6,655	8,228	4,240	5,329	81	-	81
Commercial Mortgaged Backed Securities[2]	1,208	1,578	770	1,022	54	-	54
Monoline protection on CMBS	10	14	6	9	-	-	-

Other Credit Market
Leveraged Finance[3]	6,090	6,278	3,880	4,066	(28)	7	(21)
SIVs, SIV -Lites and CDPCs	-	9	-	6	(1)	-	(1)
Monoline protection on CLO and other	1,351	1,729	861	1,120	(47)	-	(47)
CLO and Other assets[2]	450	596	287	386	44	-	44

Total	19,920	23,410	12,692	15,161	141	(133)	8

—	Investment Bank credit market exposures arose before the market dislocation in mid-2007 and now primarily relate to commercial real estate and leveraged finance

—

Credit market exposures decreased by £2,469m to £12,692m, reflecting net sales and paydowns and other movements of £2,221m, foreign exchange movements of £256m, offset by net fair value gains and impairment charges of £8m. Net sales, paydowns and other movements of £2,221m included:

–	£1,020m of commercial real estate loans and properties including sale of 100% stake in Archstone for £857m ($1,338m)

–	£362m US sub-prime and Alt-A

–	£290m commercial mortgage-backed securities

–	£193m monoline protection on CLO and other

–	£161m leveraged finance, primarily relating to one counterparty

—	Barclays has entered into an agreement to sell Baubecon, a real estate portfolio, for approximately €1.2bn (£1bn) with completion expected in Q3 2012

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
2

Collateral assets of £1,695m (31 December 2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are now managed alongside similar credit market exposures. These assets comprised: US sub-prime and Alt-A £679m (31 December 2011: £965m), commercial mortgage-backed securities £729m (31 December 2011: £921m), CLO and Other assets £287m (31 December 2011: £386m).

3	Includes undrawn commitments of £201m (31 December 2011: £180m).

Barclays PLC – 2012 Interim Results	65

Market Risk

Analysis of Investment Bank’s Market Risk Exposure

—

Investment Bank uses Daily Value at Risk (DVaR) as one of the measures for trading market risk management. The calculation is based on historical simulation of the most recent two years of data and is monitored daily. For internal risk management purposes DVaR is calculated at a 95% confidence interval

—	Market risk appetite is reviewed and approved by the Board Risk Committee at least annually

	Half Year Ended 30.06.12			Half Year Ended 31.12.11			Half Year Ended 30.06.11
DVaR (95%)	Daily Avg £m	High[1] £m	Low[1] £m	Daily Avg £m	High[1] £m	Low[1] £m	Daily Avg £m	High[1] £m	Low[1] £m
Interest rate risk	13	22	8	13	21	7	22	47	11
Spread risk	38	68	28	56	69	32	33	49	25
Commodity risk	6	9	4	10	14	7	14	18	9
Equity risk	10	17	6	16	30	9	21	34	11
Foreign exchange risk	6	10	3	5	8	2	4	7	2
Diversification effect	(31)	na	na	(35)	na	na	(46)	na	na
Total DVaR	42	75	29	65	88	48	48	71	33

Expected shortfall[2]	53	91	36	81	113	58	60	97	43

3W3	86	138	52	137	202	98	104	176	67

—	Investment Bank’s average total DVaR for H1 12 was 35% lower than H2 11. The decrease in total DVaR was primarily due to reductions in Spread, Equity and Commodity risk

—	Average Expected Shortfall and 3W, measures of tail risk, were both lower than 2011. The reduction in risk measures reflects a more cautious risk profile in 2012

1

The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

2	The average of all one day hypothetical losses beyond the 95% confidence level DVaR.
3	The average of the three largest one day estimated losses.

Barclays PLC – 2012 Interim Results	66

Statement of Directors’ Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 6 to 10 and 68 to 85 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

—

An indication of important events that have occurred during the six months ended 30 June 2012 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

—	Material related party transactions in the six months ended 30 June 2012 and any material changes in the related party transactions described in the last Annual Report

On behalf of the Board

Marcus Agius	Chris Lucas

Chairman	Group Finance Director

Barclays PLC – 2012 Interim Results	67

Financial Statement Notes

1.	Basis of preparation

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2011 Annual Report.

There have been no accounting developments since those disclosed in the 2011 Annual Report that are expected to have a material impact on the Group’s 2012 results. There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2012 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

Effective from 1 January 2013:

—

From 1 January 2013, the Group will adopt IAS 19 Employee Benefits revised. The main impact of the revision is the removal of the ability to defer actuarial gains and losses as part of its pension assets and liabilities. The Group will also include changes in net pension liabilities or assets that do not arise from regular cost, interest (on the net pension liabilities or assets) or contributions, within Other Comprehensive Income. Details of the financial and capital impact of these changes are detailed in note 15, page 76

—

IFRS 10 Consolidated Financial Statements will require the Group to apply different criteria to determine the entities that are included in the Group’s consolidated financial statements. It is not yet possible to estimate the financial effects of adopting the standard

Effective from 1 January 2015:

—

IFRS 9 Financial Instruments will change the classification and therefore the measurement of its financial assets, the calculation of impairment and hedge accounting. In addition to these changes, the portion of gains and losses arising from changes in the Group’s credit rating included in changes in the value of the Group’s issued debt securities held at fair value through profit or loss will be included in other comprehensive income rather than the income statement. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects.

For more information on the changes, refer to the Barclays 2011 Annual Report.

Going Concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

2.	Net Interest Income

	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Cash and balances with central banks	169	206	186
Available for sale financial investments	1,683	1,029	1,108
Loans and advances to banks	185	192	158
Loans and advances to customers	8,471	8,681	8,590
Other	178	285	154
Interest income	10,686	10,393	10,196

Deposits from banks	(171)	(221)	(145)
Customer accounts	(1,864)	(1,494)	(1,032)
Debt securities in issue	(1,583)	(1,711)	(1,813)
Subordinated liabilities	(817)	(910)	(903)
Other	(139)	(45)	(114)
Interest expense	(4,574)	(4,381)	(4,007)

Net interest income	6,112	6,012	6,189

Barclays PLC – 2012 Interim Results	68

Financial Statement Notes

3.   Staff Costs

	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Current year bonus accrual[1]	539	99	856
Deferred bonus charge	655	537	458
Sales commissions, commitments and other incentives[1]	228	243	334
Performance costs	1,422	879	1,648
Salaries	2,991	3,113	3,164
Non-performance employee share plans	57	100	67
Social security costs[2]	369	316	400
Post retirement benefits	315	380	347
Total compensation costs	5,154	4,788	5,626

Bank payroll tax	17	38	38
Other[3]	298	471	446
Non compensation costs	315	509	484

Total Staff costs	5,469	5,297	6,110

Total employees
Full time equivalent	139,000	141,100	146,100

—	Total staff costs reduced 10% to £5,469m, principally reflecting reductions in the current year bonus accrual and salaries, partially offset by the increased impact of prior year deferrals

—

No awards have yet been granted in relation to the 2012 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements

—	Group performance costs reduced 14% to £1,422m

–	The deferred bonus charge increased 43% to £655m, principally reflecting the increased levels of deferrals relating to the 2011 bonus pool

—	Investment Bank performance costs reduced 19% to £1,028m, compared to a 2% decrease in profit before tax

–	Investment Bank compensation: income ratio reduced to 39% (Full Year 2011: 47%; Half Year 2011: 45%)

–	Performance costs included a deferred bonus charge of £597m (2011: £432m)

—	The expected charge relating to future periods for bonus awards granted but not yet expensed as at 30 June 2012 was £1.4bn (31 December 2011: £2.0bn)

—

Salaries decreased 5% to £2,991m in line with the 5% reduction in total employees to 139,000. This reduction primarily related to restructuring activity in Europe RBB, Africa RBB and Corporate Banking outside of the UK

1	The total current year bonus cost for 2011 included £57m over accrual for the full year.
2	Includes social security costs relating to salaries, bonuses and other incentives.
3	Includes staff training, redundancy and recruitment.

Barclays PLC – 2012 Interim Results	69

Financial Statement Notes

4. Administration and General Expenses

	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Property and equipment	892	856	907
Outsourcing and professional services	1,023	971	898
Operating lease rentals	307	335	324
Marketing, advertising and sponsorship	257	323	262
Subscriptions, publications, stationery and communications	367	364	376
Travel and accommodation	157	168	160
Other administration and general expenses	468	209	191
Impairment of property, equipment and intangible assets	3	6	6
Administration and general expenses	3,474	3,232	3,124

Administration and general expenses increased 11% to £3,474 (2011: £3,124m) reflecting the higher regulatory costs and the £290m penalty relating to the industry wide investigation into the setting of interbank offered rates which is included within Other administration and general expenses.

5.	UK Bank Levy

UK legislation was enacted in July 2011 to introduce an annual bank levy, which is calculated by reference to the Group’s year end liabilities. The levy resulted in an additional operating expense of £325m for the year ended 31 December 2011. The total cost for 2012 is expected to be approximately £360m, all of which is due to be recognised on 31 December 2012 in accordance with IFRS.

6.	Tax

The tax charge for H1 12 was £279m (2011: £661m) representing an effective tax rate of 36.8% (2011: 25.0%). The increase in the effective tax rate compared to 2011 reflects the recognition in 2011 of previously unrecognised deferred tax assets in the US branch of Barclays Bank PLC.

The effective tax rate for both periods differs from the UK tax rate of 24.5% (2011: 26.5%) because of non taxable gains and income, the effect of profits and losses outside of the UK being taxed at local statutory tax rates that are different to the UK statutory tax rate, non-creditable taxes and non-deductible expenses, and in H1 11, the impact of recognising deferred tax assets previously unrecognised.

	Assets			Liabilities
Current and Deferred Tax Assets and Liabilities	30.06.12 £m	31.12.11 £m	30.06.11 £m	30.06.12 £m	31.12.11 £m	30.06.11 £m
Current tax	266	374	265	(353)	(1,397)	(487)
Deferred tax	2,978	3,010	2,742	(1,024)	(695)	(613)
Total	3,244	3,384	3,007	(1,377)	(2,092)	(1,100)

The deferred tax asset of £2,978m (31 December 2011: £3,010m) mainly relates to amounts in the Barclays Group US Inc. tax group, the US Branch of Barclays Bank Plc and the Spanish tax group. As at 30 June 2012, the deferred tax asset in the Spanish tax group is recoverable, as supported by the latest business forecasts updated for the current economic environment in Spain. The asset has reduced to £608m (31 December 2011: £696m) reflecting a lower anticipated tax recovery rate.

Barclays PLC – 2012 Interim Results	70

Financial Statement Notes

7.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Barclays Bank PLC Issued:
- Preference shares	232	234	231	5,942	5,929	5,948
- Reserve Capital Instruments (RCIs)	-	12	34	-	-	529
- Upper Tier 2 instruments	2	2	1	589	586	586
Absa Group Limited	154	204	197	2,842	2,861	3,110
Other non-controlling interests	22	7	22	112	231	244
Total	410	459	485	9,485	9,607	10,417

RCIs with a nominal value of $1.25bn and $0.75bn were redeemed at Barclays option in June and December 2011 respectively.

8.	Earnings Per Share

	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Profit attributable to equity holders of the parent	70	1,509	1,498
Dilutive impact of convertible options	-	2	(2)
Profit attributable to equity holders of the parent including dilutive impact of convertible options	70	1,511	1,496
Basic weighted average number of shares in issue[1]	12,215m	11,976m	11,938m
Number of potential ordinary shares	317m	511m	651m
Diluted weighted average number of shares	12,532m	12,487m	12,589m

Basic earnings per ordinary share	0.6p	12.6p	12.5p
Diluted earnings per ordinary share	0.6p	12.1p	11.9p

9.	Dividends on Ordinary Shares

It is Barclays policy to declare and pay dividends on a quarterly basis. The first interim cash dividend for 2012 of 1p per share was paid on 8 June 2012. The Board has decided to pay on 7 September 2012, a second dividend for 2012 of 1p per ordinary share to shareholders on the share register on 10 August 2012, making a total for the first half of 2012 of 2p (2011: 2p).

	Half Year Ended 30.06.12		Half Year Ended 31.12.11		Half Year Ended 30.06.11
Dividends Paid During the Period	Per Share	Total	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m	Pence	£m
Final dividend paid during period	3.0p	366	-	-	2.5p	298
Interim dividends paid during period	1.0p	122	2.0p	241	1.0p	121

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the interim dividend on 7 September 2012 to ADR holders on the record at close of business on 10 August 2012.

1	The number of basic weighted average number of shares excludes Treasury shares held in employee benefit trusts for trading.

Barclays PLC – 2012 Interim Results	71

Financial Statement Notes

10.        Derivative Financial Instruments

	Contract Notional	Fair Value
As at 30.06.12	Amount £m	Assets £m	Liabilities £m
Foreign exchange derivatives	5,067,266	58,663	(63,369)
Interest rate derivatives	38,549,480	374,353	(357,665)
Credit derivatives	1,926,860	48,100	(46,539)
Equity and stock index and commodity derivatives	1,504,099	31,582	(34,917)
Derivative assets/(liabilities) held for trading	47,047,705	512,698	(502,490)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	210,141	2,760	(1,414)
Derivatives designated as fair value hedges	133,581	2,121	(3,388)
Derivatives designated as hedges of net investments	10,246	106	(59)
Derivative assets/(liabilities) designated in hedge accounting relationships	353,968	4,987	(4,861)

Total recognised derivative assets/(liabilities)	47,401,673	517,685	(507,351)

As at 31.12.11
Foreign exchange derivatives	4,452,874	63,822	(67,280)
Interest rate derivatives	35,541,980	372,570	(357,440)
Credit derivatives	1,886,650	63,312	(61,348)
Equity and stock index and commodity derivatives	1,214,487	35,602	(38,484)
Derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,552)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	157,149	2,150	(1,726)
Derivatives designated as fair value hedges	74,375	1,447	(1,238)
Derivatives designated as hedges of net investments	12,010	61	(394)
Derivative assets/(liabilities) designated in hedge accounting relationships	243,534	3,658	(3,358)

Total recognised derivative assets/(liabilities)	43,339,525	538,964	(527,910)

As at 30.06.11
Foreign exchange derivatives	3,965,712	54,186	(57,176)
Interest rate derivatives	37,739,893	238,645	(220,854)
Credit derivatives	2,085,191	45,883	(44,169)
Equity and stock index and commodity derivatives	1,268,250	39,090	(41,907)
Derivative assets/(liabilities) held for trading	45,059,046	377,804	(364,106)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	164,846	891	(848)
Derivatives designated as fair value hedges	98,245	1,077	(1,116)
Derivatives designated as hedges of net investments	15,405	82	(466)
Derivative assets/(liabilities) designated in hedge accounting relationships	278,496	2,050	(2,430)

Total recognised derivative assets/(liabilities)	45,337,542	379,854	(366,536)

The fair value of gross derivative assets decreased by 4% to £518bn (31 December 2011: £539bn) reflecting the impact of optimisation initiatives to reduce gross derivative exposures, and the tightening of credit spreads, offset by decreases in the major forward curves.

Barclays PLC – 2012 Interim Results	72

Financial Statement Notes

11.	Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on

As at 30.06.12	Quoted Market Prices (Level 1) £m	Observable Inputs (Level 2) £m	Significant Unobservable Inputs (Level 3) £m	Total £m
Trading portfolio assets	71,695	86,130	8,475	166,300
Financial assets designated at fair value	9,469	28,919	7,540	45,928
Derivative financial assets	1,902	507,126	8,657	517,685
Available for sale assets	31,377	34,571	2,974	68,922
Total Assets	114,443	656,746	27,646	798,835

Trading portfolio liabilities	(25,387)	(26,251)	(109)	(51,747)
Financial liabilities designated at fair value	(51)	(92,002)	(2,802)	(94,855)
Derivative financial liabilities	(1,887)	(498,776)	(6,688)	(507,351)
Total Liabilities	(27,325)	(617,029)	(9,599)	(653,953)

As at 31.12.11
Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale assets	30,857	34,761	2,873	68,491
Total Assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)
Total Liabilities	(28,457)	(621,614)	(11,723)	(661,794)

As at 30.06.11
Trading portfolio assets	53,259	117,703	10,837	181,799
Financial assets designated at fair value	5,875	22,304	10,943	39,122
Derivative financial assets	3,001	368,690	8,163	379,854
Available for sale assets	44,945	34,139	2,753	81,837
Total Assets	107,080	542,836	32,696	682,612

Trading portfolio liabilities	(36,919)	(40,282)	(7)	(77,208)
Financial liabilities designated at fair value	(100)	(88,862)	(3,511)	(92,473)
Derivative financial liabilities	(2,424)	(358,930)	(5,182)	(366,536)
Total Liabilities	(39,443)	(488,074)	(8,700)	(536,217)

Barclays PLC – 2012 Interim Results	73

Financial Statement Notes

11.	Financial Instruments Held at Fair Value (continued)

There were no material transfers between Level 1 and Level 2 during the period.

The significant movements in the Level 3 positions during the period ended 30 June 2012 are as follows:

—	Purchases of £3.7bn primarily comprising £1.7bn in non asset backed debt instruments, £0.6bn in asset backed products, £0.4bn in commercial real estate loans and £0.1bn in equity products

—	Sales of £4.3bn primarily comprising £1.4bn of non asset backed debt instruments, £0.9bn in private equity, £0.7bn of asset backed products and £0.1bn of commercial real estate loans

—	Settlements of £1bn including £0.3bn on commercial real estate loans, £0.3bn on other loans, £0.2bn on non asset backed debt instruments, £0.1bn on FX products and £0.1bn on interest rate products

—	Net transfers out of £0.4bn, primarily comprising transfers of credit products, interest rate products and non asset backed debt instruments, for which fair values have become more observable

Net losses on the fair value of Level 3 assets recognised in the income statement totalled £0.6bn (30 June 2011: loss of £0.3bn)

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended 30.06.12 £m	Half Year Ended 31.12.11 £m	Half Year Ended 30.06.11 £m
Opening balance	117	146	137
Additions	35	68	25
Amortisation and releases	(8)	(97)	(16)
Closing balance	144	117	146

As part of our risk management processes stress tests on the significant unobservable parameters are applied to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.5bn (2011: £2.0bn) or to decrease the fair values by up to £1.6bn (2011: £2.1bn) with substantially all the potential effect being recorded in the income statement rather than equity. It is not possible to reliably stress the £1.9bn receivable included within Level 3 assets arising from the Lehman acquisition since its value is dependent in large part on the outcome of legal proceedings. Further detail is provided in note 19.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying markets.

Barclays PLC – 2012 Interim Results	74

Financial Statement Notes

12.	Goodwill and Intangible Assets

	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
Goodwill	5,295	5,305	6,107
Intangible assets	2,566	2,541	2,434
Total	7,861	7,846	8,541

Goodwill principally comprised £3,144m held in UK RBB (31 December 2011: £3,145), £922m in Africa RBB (31 December 2011: £947m), £529m in Barclaycard (31 December 2011: £505m) and £391m in Wealth and Investment Management (31 December 2011: £391m).

Goodwill is reviewed for indicators of impairment quarterly and tested for impairment on an annual basis by comparing the carrying value to its recoverable amount. There has been no goodwill impairment during 2012. Impairment charges of £597m were recognised during 2011 against goodwill in FirstPlus and Spain.

13.	Subordinated Liabilities

	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
Opening balance as at 1 January	24,870	28,499	28,499
Issuances	-	880	880
Redemptions	(2,153)	(5,116)	(2,434)
Other	(628)	607	(159)
Total dated and undated subordinated liabilities as at period end	22,089	24,870	26,786

During the six months ended 30 June 2012 redemptions comprised: Callable Floating Rate Subordinated Notes 2017 ($1,500m) of £946m and (€1,500m) of £1,200m and other redemptions of £7m. There were no new issuances during 2012.

14.	Provisions

	As at 30.06.12 £m	As at 31.12.11 £m	As at 30.06.11 £m
Redundancy and restructuring	163	216	317
Undrawn contractually committed facilities and guarantees	222	230	219
Onerous contracts	107	116	67
Payment Protection Insurance redress	406	565	998
Interest rate hedging product redress	450	-	-
Litigation	187	140	117
Sundry provisions	316	262	356
Total	1,851	1,529	2,074

Payment protection insurance redress

Following the conclusion of the Judicial Review, a provision for PPI redress of £1bn was raised in Q2 11 based on FSA guidelines and industry experience in resolving such claims. In early 2012 Barclays observed an increase in PPI claim volumes and consequently, a further £0.3bn was provided in Q1 12. As of 30 June 2012, £0.9bn of the total £1.3bn had been utilised leaving a residual provision of £0.4bn.

As previously disclosed, the provision calculations are based on a number of assumptions, many of which remain subjective. The most significant assumption continues to be customer claims volumes, which remain unpredictable, although have recently been trending downwards. Based upon the review of experience to date, the remaining provision is considered the best estimate to cover expected future settlements. It is possible the eventual outcome may differ from the current management estimates.

Barclays PLC – 2012 Interim Results	75

Financial Statement Notes

14.	Provisions (continued)

Interest rate hedging product redress

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks (including Barclays) in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises. A provision of £450m, reflecting £350m for the costs of redress and £100m to reflect the widening of credit spreads since the original products were entered into (and which we expect to unwind over the life of the new arrangements), has been recognised. The ultimate cost of this exercise is uncertain and the provision is based on a number of initial estimates relating to the appropriate implementation of the agreement. These estimates primarily relate to the number of customers that will be subject to the review, and to the extent and nature of any redress payable. In this context, the appropriate provision level will be kept under ongoing review.

15.	Retirement Benefits

The Group’s IAS 19 pension deficit across all schemes as at 30 June 2012 was £1.3bn (31 December 2011: £0.2bn). This reflects net recognised assets of £2.0bn (31 December 2011: £1.5bn) and unrecognised actuarial losses of £3.2bn (31 December 2011: £1.7bn). The net recognised assets comprised retirement benefit assets of £2.5bn (31 December 2011: £1.8bn) and liabilities of £0.5bn (31 December 2011: £0.3bn).

The Group’s main scheme is the UK Retirement Fund (UKRF). As at 30 June 2012, the UKRF had £2.2bn assets recognised on the balance sheet (31 December 2011: £1.7bn) and on an IAS 19 basis the scheme liabilities exceeded the assets by £0.7bn (31 December 2011: surplus of £0.3bn). The most significant reason for the change in the IAS 19 position was a reduction in the net discount rate, driven by falls in AA corporate bond yields, partially offset by the deficit contribution paid over in the year.

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. The Bank and Trustee agreed a funding plan to eliminate the deficit in the fund. As part of this plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.7bn for 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

The latest annual funding update prepared by the Scheme Actuary as at 30 September 2011 showed a funding deficit of £6.4bn, which was prior to the payment of contributions referred to above in December 2011.

As indicated in Note 1, from 1 January 2013, the Group will adopt IAS 19 revised. Had the Group adopted the revisions in these interim financial statements the net recognised position would reduce by £3.2bn (31 December 2011: £1.7bn) resulting in a liability of £1.2bn (31 December 2011: £0.2bn). Profit after tax for the period ended 30 June 2012 would have been lower by £11m (H2 11: £41m; H1 11: £42m) and other comprehensive income lower by £1.1bn (H2 11: £0.2bn; H1 11: £1.0bn). Shareholders equity would have been reduced by £2.4bn (31 December 2011: £1.3bn) and additional deferred tax assets of £0.8bn (31 December 2011: £0.5bn) would have been recognised. Due to uncertainties surrounding market factors, such as interest rates, it is not possible to estimate the impact on the full year financial statements.

16.	Share Capital and Warrants

Called up share capital comprises 12,235 million (2011: 12,199 million) ordinary shares of 25p each.

As at 30 June 2012, there were unexercised warrants to subscribe for 379.2 million (2011: 379.2 million) new ordinary shares at a price of £1.97775. The warrants may be exercised at any time up to close of business on 31 October 2013.

17.	Other Reserves

Currency Translation Reserve

Currency translation movements in 2012 of £614m (30 June 2011: £790m), including £71m (30 June 2011: £182m) associated with non-controlling interests, were largely due to the depreciation of the US Dollar, Rand and Euro against Sterling. During the period, £20m gain (2011: £3m loss) from the currency translation reserve was recognised in the income statement.

Barclays PLC – 2012 Interim Results	76

Financial Statement Notes

17.	Other Reserves (continued)

Available for Sale Reserve

The available for sale reserve decreased £218m (30 June 2011: increased £323m), largely driven by £511m gains transferred to the income statement, including the disposal of BlackRock, Inc., a £130m decrease due to the impact of current and deferred tax movements, offset by £423m net gains from changes in fair value.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

The increase in the cash flow hedge reserve of £234m (30 June 2011: £48m decrease) principally reflected increases in the fair value of interest rate swaps held for hedging purposes partially offset by gains transferred to net profit.

Treasury Shares

During the period £955m (2011: £553m) net purchases of treasury shares were made principally reflecting the increase in shares held for the purposes of employee share schemes, and £912m (2011: £423m) was transferred from retained earnings reflecting the vesting of deferred share based payments.

18.	Contingent Liabilities and Commitments

	As at	As at	As at
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Securities lending arrangements	42,609	35,996	32,977

Guarantees and letters of credit pledged as collateral security	14,995	14,181	12,886

Performance guarantees, acceptances and endorsements	7,120	8,706	9,257
Contingent liabilities	64,724	58,883	55,120

Documentary credits and other short-term trade related transactions	1,299	1,358	1,392

Standby facilities, credit lines and other commitments	245,853	240,282	232,624

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%–10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements until the 30 November 2012. The fair value of the collateral held as at 30 June 2012 was £43,773m (31 December 2011: £37,072m) and that of the stock lent was £42,609m (31 December 2011: £35,996m).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. In April 2012, the FSCS agreed revised terms on the loan facilities including a 70bps increase in the interest rate payable to 12 month LIBOR plus 100 basis points. The facilities are expected to be repaid wholly from recoveries from the failed deposit takers, except for an estimated shortfall of £0.8bn which the FSCS has announced it intends to collect in annual levies for 2013, 2014 and 2015, in addition to the ongoing interest changes on the outstanding loans.

Barclays PLC – 2012 Interim Results	77

Financial Statement Notes

18.	Contingent Liabilities and Commitments (continued)

Investment Bank US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. Some of the loans sold to Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and some of its sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. As of 30 June 2012, Barclays R&Ws in respect of approximately $1bn of loans sold to others had expired. The R&Ws with respect to the balance of the loans sold to others were not subject to expiration provisions. However, such loans were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately $5bn of the Barclays sponsored securitisations. R&Ws made by Barclays in respect of such securitised loans, and the loans sold by Barclays to GSEs, are not subject to expiration provisions. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were $24m at 30 June 2012. Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

Claims against Barclays as an underwriter of RMBS (Residential Mortgage Backed Securities) offerings have been brought in certain civil actions. See Note 19 – Legal Proceedings. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to the foregoing matters.

19.	Legal Proceedings

Lehman Brothers Holdings Inc.

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the Court Order approving such sale (Sale). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and Order approving the Sale (Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court Order approving the Sale (together with the Trustee’s competing claims to those assets, the Contract Claims). Approximately $4.3bn (£2.8bn) of the assets acquired as part of the acquisition had not been received by 30 June 2012, approximately $3.0bn (£1.9bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 30 June 2012. This results in an effective provision of $1.3bn (£0.8bn) against the uncertainty inherent in the litigation.

Barclays PLC – 2012 Interim Results	78

Financial Statement Notes

19.	Legal Proceedings (continued)

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of BCI. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. Barclays and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (District Court). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to Barclays and affirmed the Bankruptcy Court’s other rulings on the Contract Claims. On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed Judgment implementing the rulings in the Opinion. Barclays and the Trustee have each filed a notice of appeal from the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

Under the Judgment of the District Court, Barclays is entitled to receive:

•	$1.1bn (£0.7bn) from the Trustee in respect of “clearance box” assets;

•

property held at various institutions to secure obligations under the exchange-traded derivatives transferred to Barclays in the Sale (the ETD Margin), subject to the proviso that Barclays will be entitled to receive $507m (£0.3bn) of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims; and

•

$769m (£0.5bn) from the Trustee in respect of LBI’s 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims.

A portion of the ETD Margin which has not yet been recovered by Barclays or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings). Barclays cannot reliably estimate at this time how much of the ETD Margin held or owed by such institutions Barclays is ultimately likely to receive. Further, Barclays cannot reliably estimate at this time if and to the extent the Trustee will have assets remaining available to it to pay Barclays the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets after satisfying all of LBI’s customer claims. If the District Court’s rulings were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of $1.3bn (£0.8bn) its loss would be approximately $0.9bn (£0.6bn), conservatively assuming no recovery by Barclays of any of the ETD Margin not yet recovered by Barclays or the Trustee that is held or owed by institutions outside the United States and no recovery by Barclays of the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets. Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an Order and, on 7 January 2011, judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Barclays PLC – 2012 Interim Results	79

Financial Statement Notes

19.	Legal Proceedings (continued)

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which Barclays Capital Inc. was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank PLC and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates) and Stichting Pensioenfonds ABP, relating to their purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to the claims against Barclays in these cases totalled approximately $7.6bn, of which approximately $2.4bn was outstanding as at 30 June 2012. Cumulative losses reported on these RMBS as at 30 June 2012 were approximately $0.2bn. If Barclays were to lose these cases it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment (taking into account further principal payments after 30 June 2012) plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 30 June 2012 to be approximately $1.3bn. Barclays may be entitled to indemnification for a portion of any losses.

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire’s commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately Canadian $533m together with accrued interest thereon. Barclays is appealing the Court’s decision. If the Court’s decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately Canadian $500m, less any impairment provisions taken by Barclays for this matter.

LIBOR Civil Actions

Barclays and other banks have been named as defendants in class action lawsuits filed in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011. The complaints are substantially similar and allege, amongst other things, that Barclays and the other banks individually and collectively violated various provisions of the Sherman Act, the Commodity Exchange Act and various state laws by suppressing US Dollar LIBOR rates. Barclays is also named along with other banks in three individual lawsuits by Charles Schwab & Co., Inc. and/or its affiliates, which allege substantially similar claims, as well as violations of the Racketeer Influenced and Corrupt Organizations Act (RICO). The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York (SDNY) against Barclays and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen TIBOR panel, of which Barclays is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010.

Barclays PLC – 2012 Interim Results	80

Financial Statement Notes

19.	Legal Proceedings (continued)

A further class action was commenced on 6 July 2012 in the SDNY against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments. The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice (DOJ) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, Barclays is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to Barclays satisfying the DOJ and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

Barclays has also been named as a defendant along with a current and former member of its Board of Directors in a proposed securities class action pending in the SDNY in connection with Barclays role as a contributor panel bank to LIBOR. The complaint alleges that Barclays Annual Reports for the years 2006-2011 contained misstatements and omissions concerning (amongst other things) Barclays compliance with its operational risk management processes and certain laws and regulations. The complaint is brought on behalf of a proposed class consisting of all persons or entities (other than the defendants) that purchased Barclays sponsored American Depositary Receipts on an American securities exchange between 10 July 2007 and 27 June 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act 1934.

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect, if any, that they might have upon operating results, cash flows or Barclays financial position in any particular period.

See also page 82.

Other

Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

20.	Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays and the impact on Barclays of any other competition and regulatory matters in which Barclays is or may in the future become involved cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry. Examples include Basel 3, the emerging proposals on bank resolution regimes and proposals relating to over-the-counter derivatives clearing and global systemically important banks.

Barclays PLC – 2012 Interim Results	81

Financial Statement Notes

20.	Competition and Regulatory Matters (continued)

In the UK, the FSA’s current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Financial Conduct Authority. In addition, the Independent Commission on Banking (the ICB) completed its review of the UK banking system and published its final report on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called “ring-fencing”); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals. The UK Government published a white paper setting out its proposals for taking forward implementation of the ICB recommendations in June 2012 and indicated that primary and secondary legislation will be completed by May 2015, with UK banks required to be compliant by 1 January 2019. Furthermore, in July 2012, the UK Parliament established a Parliamentary Commission on Banking Standards, which will consider and report on the professional standards and culture of the UK banking sector and corporate governance, transparency and conflicts of interest. The Parliamentary Commission is due to report in December 2012 its findings and proposals for any legislative changes.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing is uncertain but outcomes may be known within the next 2-4 years.

London Interbank Offered Rate (LIBOR)

The FSA, the US Commodity Futures Trading Commission (the CFTC), the SEC, the US Department of Justice Fraud Section (the DOJ-FS) and Antitrust Division and the European Commission are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as LIBOR and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ-FS in relation to the Investigations and Barclays has agreed to pay total penalties of £290m (Sterling equivalent), which have been reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement with the DOJ-FS and a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

See also page 81.

On 6 July 2012, the UK Serious Fraud Office announced that it had decided formally to accept the LIBOR matter for investigation.

Interest Rate Hedging Products

See page 76.

Other disclosure matters

The FSA has commenced an investigation involving Barclays and four current and former senior employees, including Chris Lucas, Group Finance Director. The FSA is investigating the sufficiency of disclosure in relation to fees payable under certain commercial agreements and whether these may have related to Barclays capital raisings in June and November 2008.

Barclays considers that it satisfied its disclosure obligations and confirms that it will cooperate fully with the FSA’s investigation.

Barclays PLC – 2012 Interim Results	82

Financial Statement Notes

21.	Related Party Transactions

Related party transactions in the half year ended 30 June 2012 were similar in nature to those disclosed in the Group’s 2011 Annual Report. No related party transactions that have taken place in the six months to 30 June 2012 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

22.	Post Balance Sheet Events

On 2 July 2012, Marcus Agius announced his resignation as Chairman of Barclays PLC, confirming that a search would commence, with immediate effect, for an appropriate successor. Mr Agius would remain in post until an orderly succession is assured and Sir Michael Rake was appointed Deputy Chairman. In addition, and in response to the findings from the investigations by various regulatory authorities into submissions made by Barclays and other Panel members into the setting of various interbank offered rates, the Board confirmed that it would undertake an independent, third party review of Barclays business practices.

On 3 July, and with immediate effect, Bob Diamond resigned from the Boards of Barclays PLC and Barclays Bank PLC, and from his role as Chief Executive, and Jerry Del Missier resigned as Chief Operating Officer and relinquished his membership of the Executive Committee. Mr Agius assumed the role of full-time Chairman and chair of the Executive Committee and is leading the search for a new Chief Executive, supported by Sir Michael Rake.

On 10 July, the Board announced that it had accepted Mr Diamond’s voluntary offer to waive all of his unvested deferred bonus awards and long-term incentive share awards, with no compensation made in respect of the lapsed awards. The Board also asked Mr Diamond to support the transition to the new Chief Executive as necessary, to which he agreed. Consistent with his contract of employment, Mr Diamond will receive up to 12 months’ salary, pension allowance and other benefits; and he agreed to forgo his contractual entitlement to tax equalisation going forward. The Board agreed with Mr Diamond that he will not receive any future bonus or incentive awards; nor will he receive any further compensation payment in connection with the termination of his employment.

On 24 July, the Board announced that Anthony Salz would lead an independent, third party, review of business practices. This global review will 1) assess the bank’s current values, principles and standard of operation; 2) test how well these are reflected in the bank’s decision-making processes; 3) assess whether or not the appropriate training, development, incentives, and disciplinary processes are in place; and 4) determine to what extent each of these aspects need to change. The review’s findings and recommendations will be published, based on evidence gathered through extensive engagement with all of the bank’s stakeholders and a thorough review of all pertinent documentary evidence.

Barclays PLC – 2012 Interim Results	83

Financial Statement Notes

23.	Segmental Reporting

There have been two changes to the Barclays business structure since 31 December 2011.

Single Barclays Brand

Following the move to a single Barclays brand certain business segments have been renamed as follows:

—	Barclays Capital has been renamed Investment Bank

—	Barclays Corporate has been renamed Corporate Banking

—	Barclays Wealth has been renamed Wealth and Investment Management

—

Head Office and Other Operations includes the results previously reported as the Investment Management segment comprising Barclays previous investment in BlackRock, Inc. and the residual elements relating to Barclays Global Investors

Restructure of Corporate Banking Activities in Africa

Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. These activities include approximately 800 clients as well as the Trade Finance and Electronic Banking channels relating to large corporate clients. This change has been made to further align client coverage and product ownership to better serve clients needs, and to align Africa to the reporting approach for the UK and Europe. The total amount of profit before tax transferred for the six months ended 31 December 2011 was £41m and for the six months ended 30 June 2011 was £37m.

The impacts of the transfers are considered to be immaterial and were disclosed in the 31 March 2012 Interim Management Statement. They have no impact on the overall Barclays results.

The tables set out below analyse the results by business under the revised business structure.

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total

Half Year Ended 30 June 2012	£m	£m	£m	£m	£m
Total income net of insurance claims	2,205	486	1,625	2,026	6,342

Credit impairment charges and other provisions	(122)	(157)	(321)	(460)	(1,060)
Net operating income	2,083	329	1,304	1,566	5,282

Operating expenses	(1,637)	(428)	(1,033)	(830)	(3,928)

Other income/(losses)[1]	-	7	3	17	27
Profit /(loss) before tax	446	(92)	274	753	1,381
Total assets	130,776	48,109	47,398	34,596	260,879

Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total

Half Year Ended 30 June 2012 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	6,496	1,527	892	(2,500)	12,757

Credit impairment charges and other provisions	(323)	(425)	(19)	(5)	(1,832)
Net operating income	6,173	1,102	873	(2,505)	10,925

Operating expenses	(3,933)	(1,204)	(751)	(425)	(10,241)

Other income/(losses)[1]	28	(2)	(1)	23	75
Profit /(loss) before tax	2,268	(104)	121	(2,907)	759
Total assets	1,225,409	87,758	22,205	35,014	1,631,265

1	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Barclays PLC – 2012 Interim Results	84

Financial Statement Notes

23.	Segmental Reporting (continued)

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total

Half Year Ended 31 December 2011	£m	£m	£m	£m	£m
Total income net of insurance claims	2,402	622	1,801	2,123	6,948

Credit impairment charges and other provisions	(261)	(145)	(196)	(611)	(1,213)
Net operating income	2,141	477	1,605	1,512	5,735

Operating expenses	(1,427)	(981)	(1,118)	(888)	(4,414)

Other income/(losses)[1]	2	4	3	13	22
Profit /(loss) before tax	716	(500)	490	637	1,343
Total assets	127,845	51,310	48,243	33,838	261,236

Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total

Half Year Ended 31 December 2011 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	4,072	1,540	896	3,506	16,962

Credit impairment charges and other provisions	(204)	(535)	(22)	-	(1,974)

Impairment of investment in BlackRock, Inc	-	-	-	(1,800)	(1,800)
Net operating income	3,868	1,005	874	1,706	13,188

Operating expenses	(3,216)	(981)	(753)	(584)	(9,948)

Other income/(losses)[1]	3	(6)	(2)	(22)	(5)
Profit /(loss) before tax	655	18	119	1,100	3,235
Total assets	1,158,350	91,190	20,866	31,885	1,563,527

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total

Half Year Ended 30 June 2011	£m	£m	£m	£m	£m
Total income net of insurance claims	2,254	604	1,770	1,972	6,600

Credit impairment charges and other provisions	(275)	(116)	(270)	(648)	(1,309)
Net operating income	1,979	488	1,500	1,324	5,291

Operating expenses	(1,675)	(657)	(1,161)	(1,418)	(4,911)

Other income/(losses)[1]	-	8	3	18	29
Profit /(loss) before tax	304	(161)	342	(76)	409
Total assets	123,745	56,699	55,064	32,513	268,021

Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total

Half Year Ended 30 June 2011 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	6,263	1,568	848	51	15,330

Credit impairment charges and other provisions	111	(612)	(19)	1	(1,828)
Net operating income	6,374	956	829	52	13,502

Operating expenses	(4,073)	(901)	(740)	(204)	(10,829)

Other income/(losses)[1]	9	(65)	(1)	(1)	(29)
Profit /(loss) before tax	2,310	(10)	88	(153)	2,644
Total assets	1,076,018	87,132	19,814	41,937	1,492,922

1	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

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Shareholder Information

Results Timetable[1]	Date
Ex-dividend date	8 August 2012
Dividend Record date	10 August 2012
Dividend Payment date	7 September 2012
Q3 2012 Interim Management Statement	31 October 2012

	Half Year	Half Year	Half Year

	Ended	Ended	Ended	Change	Change

Exchange Rates[2]	30.06.12	31.12.11	30.06.11	31.12.11[3]	30.06.11[3]
Period end - US$/£	1.57	1.54	1.61	(2%)	3%

Average - US$/£	1.58	1.59	1.62	1%	3%

Period end - €/£	1.24	1.19	1.11	(4%)	(10%)

Average - €/£	1.22	1.15	1.15	(5%)	(5%)

Period end - ZAR/£	12.83	12.52	10.87	(2%)	(15%)

Average - ZAR/£	12.52	12.08	11.14	(4%)	(11%)

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3	The change is the impact to Sterling reported information.
4	Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers

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Glossary

‘ABCP’ Asset backed commercial paper; typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa’ The previously reported South African segment of Barclays PLC excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

‘ABX Indices’ A published index used in the valuation of sub-prime mortgage backed securities. Also known as the Asset Backed Securities Index.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Adjusted Gross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

‘Adjusted cost: income ratio’ Operating expenses compared to total income net of insurance claims, adjusted to exclude the impact of own credit gain or loss, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted Income’ Total income net of insurance claims adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Africa’ Geographic segment comprising countries where Barclays operates in Africa and the Indian Ocean.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa and the Indian Ocean.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ The sensitivity of annual earnings to shocks in market rates, at approximately 99th percentile for change over one period. For interest rates this equates to a 2% parallel shift in rates. For equity indices, it equates to a 25% change from one-period end to the next, or 15% from one-period end to the next period’s average.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Average LTV (Loan to Value) on new mortgages’ The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed period-to-date divided by total amount of appraised property value.

‘Average income per employee’ Total income net of insurance claims divided by the number of employees.

‘Backstop facility’ A standby facility, that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Bank’ Barclays Bank PLC.

‘Banking Book’ A regulatory classification consisting of all exposures which are not in the trading book. Banking book positions attract credit risk regulatory capital requirements (or deductions where required).

‘Bank levy’ – a levy charged by the UK Government on the chargeable liabilities of a bank on a specified date – in Barclays case, 31 December.

‘Barclays Business’ A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

‘Barclays Corporate’ A business unit that provides global banking services across 10 countries grouped into three regionally based businesses: UK, Europe (Spain, Italy, Portugal, France and Ireland) and Rest of World (India, Pakistan, Russia and the UAE).

‘Basel 2’ The second of the Basel Accords. It sets a framework of minimum capital requirements for banks – covering credit,

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Glossary

operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 2.5’ The update to the Basel framework which includes changes to capital and disclosure requirements for securitisation and market risk.

‘Basel 3’ The third of the Basel Accords. It has been developed in response to the financial crisis of 2008 and sets new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basic Indicator Approach’ An approach for calculating the Operational Risk Capital Requirement, under the relevant FSA rules, equal to 15% of the three-period average of the sum of a firm’s net interest income and net non-interest income.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘BCBS’ Basel Committee of Banking Supervisors (‘BCBS’, or ‘The Basel Committee’), a forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Business Payments Portfolio’ Businesses within Barclaycard providing payment services including merchant acquiring, commercial cards, business payment solutions and point of sale finance

‘Capital adequacy’ The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

‘Capital requirements’ Amount to be held by the Bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Synthetic Obligation (CSO)’ A form of synthetic collateralised debt obligation (CDO) that does not hold assets like bonds or loans but invests in credit default swaps (CDSs) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

‘Collectively assessed impairment allowances’ Impairment is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commercial Paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are loans backed by a package of commercial real estate.

‘Commodity products’ Exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Compensation: income ratio’ Total staff compensation costs compared to total income net of insurance claims.

‘Conduits’ Financial vehicles that hold asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

‘Core Tier 1 capital ‘ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate income tax paid’ Tax paid during the period on taxable profits, including withholding tax deducted from income.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counterparty risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivative, repo and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ Impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

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Glossary

‘CRD3’ The Third Capital Requirements Directive; EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD4’ The Fourth Capital Requirements Directive. Proposal for a Directive and an accompanying Regulation that together will (among other things) update EU capital adequacy and liquidity requirements and implement Basel 3 in the European Union.

‘CRD4 leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Credit derivatives’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit default swaps’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section—Credit Market Exposures.

‘Credit enhancements’ see ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see Loan Impairment) and impairment charges on available for sale asset and reverse repurchase agreements.

‘Credit market exposures (CME)’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See Credit Risk Loans above). Also known as the ‘CRL coverage ratio’.

‘Customer Assets’ Loans to customers including mortgages, credit cards personal loans and all other forms of lending.

‘Customer asset margin’ Interest earned on customer asset (excluding the impact of hedging) relative to the average internal funding rate, divided by average customer assets, expressed as a percentage.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer net interest income’ Net interest income generated from customer assets and customer liabilities.

‘Customer liability margin’ Interest payable on customer liabilities (excluding the impact of hedging) relative to the average internal funding rate, divided by average customer liabilities, expressed as a percentage

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt restructuring’ This is when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Delinquency’ See ‘Arrears’.

‘Dividend payout ratio’ Dividends paid per share as a fraction of earnings per share.

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Glossary

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Economic capital’ An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

‘Economic profit’ Profit attributable to equity holders of the Parent excluding amortisation of acquired intangible assets less a capital charge representing adjusted average shareholders’ equity excluding non-controlling interests multiplied by the Group cost of capital.

‘Egg’ The credit card portfolio acquired from Egg in 2011.

‘Encumbered’ Subject to a lien or a charge to secure a liability.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ Products linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity risk’ The risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

‘Euro Interbank Offered Rare (EURIBOR)’ A bench mark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe, including Russia.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Expected shortfall’ The average of all one day hypothetical losses in excess of DVaR.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘FirstPlus’ The second charge lending business included within the Barclaycard segment. Since September 2008, FirstPlus has been closed to new business.

‘Fitch’ A credit rating agency.

‘Fixed charge’ Security taken over a specific asset of a borrower to secure the repayment of a loan. In this arrangement the asset is signed over to the creditor and the borrower would need the lender’s permission to sell it. The lender also registers a charge against the asset which remains in force until the loan is repaid.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Funds and fund-linked products’ As used in Note 20 ‘Fair value of financial instruments’, this category includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Funded’ Exposures where the notional amount of the transaction is funded. Represents exposures where a commitment to provide future funding has been made and the funds have been released.

‘Funding gap’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘FX options/swaps’ In the context of the fair value of financial instruments, these products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Gross charge-off rates’ represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

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Glossary

‘Guarantees’ An undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘High Net Worth’ Businesses within the Wealth segment that provide banking and other services to high net worth customers.

‘Haircut’ The valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security.

‘Home Loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate products’ In the context of the fair value of financial instruments, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Internal Capital Adequacy Assessment Process (‘ICAAP’)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the FSA on a yearly basis. The ICAAP document summarises the Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal funds pricing’ The Group’s mechanism for pricing intra-group funding and liquidity.

‘Internal model method’ In the context of Risk Weighted Assets, Counterparty credit risk Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be received on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Leveraged finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liability margin’ Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities, expressed as an annualised percentage.

‘London Interbank Offered Rate (LIBOR)’ A bench mark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Liquidity and Credit enhancements’ Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through overcollateralisation. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Loan capital’ Part of capital, excluding equity capital employed that earns a fixed rate of interest instead of dividends, and must be repaid within a specified period, irrespective of financial position.

‘Loan impairment’ Charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and

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Glossary

advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) of new mortgage lending’ The ratio of all new mortgage balances disbursed in the period to the appraised property value relating to those mortgages.

‘Loan to value ratio (LTV)’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘Long-term refinancing operation’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Master netting agreements’ A contract that enables a bank to offset all credit and debit balances of the same customer or group of customers (or a range of designated accounts of the same customer) in the case of the customer’s default or bankruptcy, resulting in a reduced exposure.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Medium Term Notes (MTNs)’ Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

‘Modelled’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the FSA (BIPRU).

‘Modelled – changes add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Modelled risk’ In the context of Risk Weighted Assets, Market risk risk weighted assets which derive from the use of an FSA approved internal VaR model.

‘Moody’s’ A credit rating agency.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline protection’ Protection against credit losses provided by a monoline insurer—an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as Credit Default Swaps (CDS) referencing the underlying exposures held.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income for Retail and Business Banking, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income’ Net interest income not generated directly from customer assets and liabilities, principally comprising the impact of both the product structural hedge and equity structural hedge.

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Glossary

‘Non-customer margin’ Non customer income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-model method’ In the context of Risk Weighted Assets,counterparty credit risk risk weighted assets where the exposure amount has been derived through the use of FSA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ – costs other than performance costs.

‘Non-performing loans’ A loan that is in default or close to being in default because interest or capital payments are not made on time.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Operational risk’ In the context of Risk Weighted Assets, a component of risk weighted assets that represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

‘Other credit products’ In the context of the fair value of financial instruments’, these are products linked to the credit risk of a referenced entity, index or a basket. This category includes collateralised synthetic obligations (non-asset backed CDOs) and OTC derivatives. The OTC derivatives are CDS single name; CDS index; CDS index tranche and Nth to default basket swaps (in which the payout is linked to one in a series of defaults, such as first-, second- or third to-default, with the contract terminating at that point).

‘Over the counter derivatives (OTC)’ Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (Credit Risk Loan) and PPL (Potential Problem Loan) balances. See CRL and PPL.

‘Performance awards’ Annual performance incentives (including deferred incentives), long-term incentive awards and commission payments. A detailed description of the Group’s incentive plans is provided in the Directors’ Remuneration Report.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Point-in-time (PIT)’ Refers to credit risk measures which do not factor longer-term average risk characteristics of a credit asset.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims pending as at, and those after, 9 May 2011, following the Judicial Review proceedings.

‘PPI related operating costs’ Costs relating to the administration and management of Payment Protection Insurance redress claims.

‘Primary Stress Testing’ A stress of the key liquid, hedgeable risk factors for each of the major asset classes.

‘Prime’ Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ The amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Prior year compensation deferrals’ The accounting charge recognised for service delivered in the current period in respect of deferred incentives and long-term incentives awarded in previous periods.

‘Private equity investments’ in the context of the fair value of financial instruments, private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge which functions to reduce the economic impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

‘Project Merlin’ Encompasses statements made by the major UK banks (Barclays, HSBC, Lloyds Banking Group, RBS and Santander) and HM Government to demonstrate their clear and shared intent to work together to help the UK economy recover

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Glossary

and grow, particularly with regard to promoting lending to business.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans and advances’ Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repurchase agreement (repo)/reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under FSA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Rest of World’ See Barclays Corporate.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Restructured loans’ Impaired and restructured loans’ comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Calculated as profit after tax for the period divided by average risk weighted assets for the period.

‘Return on average tangible shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests, goodwill and intangible assets.

‘Return on average tangible equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated tangible equity for the period. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, excluding goodwill and intangible assets.

‘Risk asset ratio’ A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Risk adjusted net interest margin’ Annualised net interest income less the income statement impairment charge on loans and advances, divided by total average customer assets for the relevant businesses.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Testing’ A stress of illiquid risks, risks associated with structural positions and risks not otherwise captured within the stress framework.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

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Glossary

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures .

‘Senior unsecured (Public benchmark)’ Unsecured medium term notes issued in public syndicated transactions.

‘Senior unsecured (Privately placed’)’ Unsecured medium term notes issued directly to the counterparty.

‘SIV-Lites’ Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

‘South Africa’ The operations of Africa RBB based in South Africa.

“Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs)/Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

-	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.
-	Derivative transactions to provide investors in the SPE with a specified exposure.
-	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.
-	Direct investment in the notes issued by SPEs.

‘Standards and Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Structural currency exposures’ Foreign currency exposures arising from the net assets of overseas or otherwise non-sterling operations such as subsidiaries, associates, joint ventures and branches. The value of the net assets of these operations increases or decreases due to changes in sterling exchange rates, which may be mitigated by hedging.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

‘Structured Investment Vehicles (SIVs)’ SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

‘Structured notes’ Investments which pay a return linked to the value or level of a specified asset or index and sometimes offer capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Subordination’ The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Sub-prime’ Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Tangible equity’ Equity adjusted for the deduction of intangible assets and goodwill.

‘Tax paid’ All amounts paid to taxation authorities during the period in respect of taxes borne and collected by the Group. This includes corporate income tax paid, taxes paid on behalf of employees, irrecoverable VAT and other taxes.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘Through-The-Cycle (TTC)’ Refers to credit risk measures which seek to capture the average risk characteristics of a credit asset over a credit cycle.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

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Glossary

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 1 notes / Tier One Notes (TONS)’ Hybrid issued capital securities which are debt accounted. Under FSA rules, they qualify as other Tier 1 capital.

‘Tier 2 capital’ Includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Trading Book’ A regulatory classification consisting of all positions in financial instruments or commodities which Barclays deems to be held with trading intent or to be hedging other instruments in the trading book. Trading book positions attract market risk and counterparty credit risk regulatory capital requirements (or capital deduction where required).

‘UK’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date starting with the 31 December 2011 balance sheet.

‘UK Retail and Business Banking (UK RBB)’ Is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘UK & Ireland’ See Barclays Corporate.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unfunded’ Exposures where the notional amount of the transaction is unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have not been released.

‘US Credit CARD Act’ Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act). Legislation signed into US law on 22 May 2009 to provide changes to credit card industry practices in the US including significantly restricting credit card issuers’ ability to change interest rates and assess fees to reflect individual consumer risk, change the way payments are applied and requiring changes to consumer credit card disclosures. The majority of the provisions became effective in February 2010.

‘US economic sanctions’ US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others.

‘Value at Risk (VaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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Index

Africa Retail and Business Banking	15	Liquidity pool	36
Accounting policies	68	Loans and advances to customers and banks	42
Administration and general expenses	70	Margins and balances	30
Balance sheet	8	Market risk	66
Balance sheet leverage	35	Net interest income	68
Barclaycard	17	Non-controlling interests	71
Capital ratios	33	Other reserves	76
Capital resources	33	Performance highlights	1
Cash flow statement	10	Principal risks	32
Competition and regulatory matters	81	Provisions	75
Contingent liabilities and commitments	77	Results by quarter	5, 27
Corporate Banking	21	Results timetable	86
Country exposures (selected Eurozone)	54	Retail credit risk	47
Credit impairment charges and other credit	44	Retail forbearance programmes	51
provisions		Retirement benefits	76
Credit market exposures	65	Risk weighted assets	34
Credit risk	41	Share capital	76
Credit risk loans	45	Staff costs	69
Derivative financial instruments	72	Statement of Profit or Loss and Other Comprehensive Income	7
Dividends on ordinary shares	71	Statement of changes in equity	9
Earnings per share	71	Taxation	70
Europe Retail and Business Banking	13	Tier 1 capital ratio	33
Financial instruments held at fair value	73	Total assets	34, 41
Funding and liquidity	36	UK Retail and Business Banking	11
Glossary	87	Wealth and Investment Management	24
Head Office and Other Operations	26	Wholesale credit risk	52
Income statement	6
Investment Bank	19
Legal proceedings	78

Barclays PLC – 2012 Interim Results	97